Filed pursuant to Rule 424(b)(4)
Registration No. 333-250079

27,400,000 American Depositary Shares

17 Education & Technology Group Inc.

Representing 68,500,000 Class A Ordinary Shares

We are selling 27,400,000 American depositary shares, or ADSs. Two ADSs represent five of our Class A ordinary shares, par value US$0.0001 per share.

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of 17 Education & Technology Group Inc. Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares.

The ADSs have been approved for listing on Nasdaq Global Select Market under the symbol “YQ.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Andy Chang Liu, our founder, chairman and chief executive officer, will beneficially own all of our issued Class B ordinary shares and will be able to exercise 81.7% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. Mr. Andy Chang Liu, our founder, chairman and chief executive officer, will hold more than 50% of our aggregate voting power immediately upon the completion of this offering. See “Principal Shareholders.”

CPE Greater China Enterprises Growth Fund, or CPE Fund, which is managed by China Pinnacle Equity Management Limited, an asset manager and investment advisor licensed and regulated by the Hong Kong Securities and Futures Commission, has subscribed for, and has been allocated by the underwriters, an aggregate of 950,000 ADSs in this offering at the initial public offering price, representing approximately 3.5% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. For additional information, see “Underwriting.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20 for factors you should consider before buying the ADSs.

PRICE US$10.50 PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS		Total
Initial public offering price	US$	10.50	US$	287,700,000
Underwriting discounts and commissions (1)(2)	US$	0.735	US$	14,200,200
Proceeds, before expenses, to us (2)	US$	9.765	US$	273,499,800

(1)	The underwriters will not receive underwriting discounts or commissions on any ADSs purchased by affiliates of certain existing shareholders, CPE Fund and Huatai Capital Investment Ltd, or Huatai Capital. See “Underwriting” for additional information regarding compensation payable by us to the underwriters.
(2)	The proceeds to us per ADS purchased by affiliates of certain existing shareholders, CPE Fund and Huatai Capital are US$10.50 and the total proceeds from ADSs purchased by affiliates of certain existing shareholders, CPE Fund and Huatai Capital are US$84,840,000.

We have granted the underwriters a 30-day option to purchase up to an additional 4,110,000 ADSs at the initial public offering less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs to purchasers on or about December 8, 2020.

Morgan Stanley	Goldman Sachs	BofA Securities

China Renaissance

Tiger Brokers

The date of this prospectus is December 3, 2020.

Our "In-School + After-School" Integrated Model

IN-SCHOOL

"备" Class Preparation

"讲" Class Delivery

"练" Homework-Related Activities

"测" Academic Assessment

一起 Together

Verified Teacher Users[1]

Registered Parent Users[1]

Verified Student Users[1]

AFTER-SCHOOL

一起学™ 网校

17 Online School

The Power of our Model in Numbers

#1
Smart In-School Classroom Solution Provider in China[2]

54.3M
Verified Student Users[3]

7.2Bn+
Completed Homework Assignments[4]

Top 5
Online K-12 Large-Class After-School Tutoring Service Provider in China[5]

~1.2M
9M2020 Paid Course Enrollments[6]

~2.9x
vs 9M2019 Paid Course Enrollments[6]

Notes:

Until December 28, 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions is these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated September 16, 2020 and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “Frost & Sullivan Report.”

Why the Name “17” (which sounds similar to “Together” in Chinese)?

Because it takes a village to educate a child. We believe teachers, students and parents working together, with schools at the core, can unlock students’ full academic potential.

Because we also believe that through technology, we can bring together K-12 in-school education and after-school supplementary education to create a more efficient, effective and engaging personalized education experience for teachers, students and parents.

Who We Are

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020, making us the clear market leader in China according to the Frost & Sullivan Report. In particular, we covered approximately 56% of the primary schools, 60% of the middle schools and 7% of the high schools using smart in-school classroom solutions in China in the first half of 2020, according to the Frost & Sullivan Report. Leveraging our in-school leadership, we offer online K-12 large-class after-school tutoring services that complement students’ in-school learning. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report. Powered by our integrated model and technology, our online K-12 large-class after-school tutoring courses stand out in terms of our unique approach to personalization realized through our data-driven understanding of individual students’ in-school performance, as well as our district-level localized insights. In 2018, 2019 and the nine months ended September 30, 2020, net revenues from our online K-12 tutoring services represented 30.2%, 88.5% and 93.0% of our total net revenues, respectively. The core functions of our in-school products are free of charge for teachers, students and parents to use.

Notes:

(1)	In terms of number of covered K-12 schools and average MAUs in the first half of 2020, according to the Frost & Sullivan Report
(2)	In terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report
(3)	Cumulative numbers as of September 30, 2020

In-School

At our founding, we believed that delivering truly effective education in China requires a focus on the in-school learning that is core to the K-12 school system, and as such, we strategically began building our smart in-school classroom solution, including homework and academic assessment products, for K-12 schools in 2012 to empower in-school learning. Over the past eight years, we have significantly expanded the product portfolio within our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency improvements to teachers, students and parents in all of their key daily educational activities and enabling them to engage in ways that would be impossible using traditional offline methods. The core functions of our in-school products are free of charge for teachers, students and parents to use.

Our massive and proprietary content library features localized homework assignments, academic assessments and teaching and learning materials that closely track the local curriculum and educational objectives at schools across the country. In particular, our content library currently has a deep reserve of high-quality written and multimedia educational resources, including over 18 million homework questions, assessment sets, supplementary teaching and learning guides, self-directed learning videos, in-class teaching content kits and digital picture books that have been accurately tagged to meet educational needs under all major K-12 academic subjects and textbook versions. The widespread adoption of our smart in-school classroom solution and the high quality of our educational content offerings, as well as their daily integration into the in-school learning environment, have solidified our brand recognition and enabled us to win enduring trust from all stakeholders—teachers, students and parents. The high-frequency interactions we have across our products and our unique access to a large amount of mission-critical learning data also give us deep insight across all of our user groups. As of September 30, 2020, we had serviced over 0.9 million verified teacher users, 54.3 million verified student users and 45.2 million registered parent users on a cumulative basis. Our smart in-school classroom solution was used at over 70,000 K-12 schools in 360 cities across all provincial-level regions in mainland China in the nine months ended September 30, 2020. To put this into context, there were over 226,000 K-12 schools in mainland China, with 178.0 million students as of December 31, 2019, according to the Frost & Sullivan Report.

For teachers. We believe school teachers are the pillars of the education system. We provide teachers with comprehensive educational content that we have fine-tuned over the past eight years, as well as a range of powerful tools that allow them to more efficiently execute their daily activities, freeing them to concentrate on improving the quality of their teaching. With our products, teachers can easily track student performance during the semester and throughout different grades, empowering them to offer a significantly higher level of personalization and elicit better results from students.

For students. Our ultimate goal is to improve learning efficiency and outcomes for students across China. Our products enable students to engage with a massive, proprietary library of localized learning content, access and complete their assignments online, and receive personalized feedback based on issues identified in their homework and assessments. All of these activities and related in-school data are captured in a digital academic profile.

For parents. We offer parents an effective, user-friendly way to monitor the academic performance and progress of their children. We also provide parents with up-to-date analysis on areas where their children face challenges, as well as individualized study plans designed to tackle these areas of academic weakness, enabling them to take a more active role in the learning process.

After-School

To help students overcome their individual academic weaknesses, we started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, providing them an after-school learning experience that is closely integrated with their in-school education. Our online after-school tutoring courses cover the major subject matters of China’s K-12 education.

We leverage our profound insights into student academic performance in school to design our online after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Moreover, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report. In addition, in 2019 and the first half of 2020, we had one of the highest primary school student enrollment contribution rates among the leading online K-12 large-class after-school tutoring service providers, according to the Frost & Sullivan Report. In 2019, 70.6%, 28.1% and 1.3% of our paid course enrollments were from primary school, middle school and high school students, respectively. For the nine months ended September 30, 2020, 67.2%, 30.1% and 2.7% of our paid course enrollments were from primary school, middle school and high school students, respectively.

Our Strengths

We have successfully built “一起” (“17”) into a widely-recognized education brand among schools, teachers, students and parents. Through our “in-school + after-school” integrated model, we have charted a new path for delivering more effective education in China. We believe our success to date is primarily attributable to the following key competitive strengths:

•	clear in-school market leader with strong competitive moats;

•	leadership in online K-12 after-school tutoring powered by an integrated model and technology;

•	strong and well-established brand, especially among parents of primary school students;

•	data advantages resulting in superior products and streamlined operations; and

•	experienced, visionary management team with rich experience in education and information technology.

Our Strategies

We are dedicated to enabling all children across China to enjoy high-quality, personalized learning and realize their full potential with our “in-school + after-school” integrated model. We intend to achieve this goal by pursuing the following strategies:

•	expand our in-school solution coverage and deepen adoption within our existing network;

•	further grow our online K-12 after-school tutoring business;

•	continue to focus on the quality of content offering and user experience;

•	strengthen our technologies and data analytics capabilities; and

•	explore new types of education product offerings.

Industry Overview

China has the largest K-12 education system in the world. As of December 31, 2019, China’s K-12 system had 178.0 million students, including approximately 105.6 million primary school students, 48.3 million middle school students, and 24.1 million high school students across over 226,000 schools.

China’s K-12 education system has been in the process of rapid digital transformation in recent years. Technology-empowered smart in-school classroom solutions have enabled significant progress in optimizing schools’ operating efficiency and improving the education experience for both teachers and students. As of December 31, 2019, the total number of K-12 schools using smart in-school classroom solutions reached 117,917, including 90,207 primary schools. It’s expected that the total number of K-12 schools using smart in-school classroom solutions will increase to 148,670 in 2024, including 111,949 primary schools. China’s market for K-12 smart in-school classroom solutions is relatively concentrated. We are the clear market leader, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020.

China’s K-12 after-school tutoring market includes tutoring services for all academic subjects taught in K-12 schools in both offline and online formats. The fierce competition for admission to top schools and universities in China has driven the vast demand for K-12 after-school tutoring services in China, according to the Frost & Sullivan Report. The market has grown rapidly over the past few years, and this momentum is expected to continue in the near future, according to the Frost & Sullivan Report. In particular, the online after-school tutoring sector has seen tremendous growth and is expected to comprise an even larger share of the overall after-school tutoring market in the near future, according to the Frost & Sullivan Report. Total number of students of China’s online K-12 after-school tutoring market grew from 2.9 million in 2015 to 30.3 million in 2019, representing a CAGR of 102.0%, and is expected to further increase to 95.7 million in 2024, representing a CAGR of 38.5% from 2019. China’s online K-12 after-school tutoring market in terms of gross billings grew from RMB3.2 billion in 2015 to RMB67.0 billion in 2019, representing a CAGR of 114.7%, and is expected to further increase to RMB407.2 billion in 2024, representing a CAGR of 43.5% from 2019. The large-class course format is the most widely adopted format in China’s online K-12 after-school tutoring market and accounted for approximately 88.0% of total enrollments and 54.2% of total gross billings in 2019, according to the Frost & Sullivan Report. Total enrollments of China’s online K-12 large-class after-school tutoring market reached 55.9 million in 2019. China’s online K-12 large-class after-school tutoring market in terms of gross billings grew from RMB1.6 billion in 2015 to RMB36.4 billion in 2019, representing a CAGR of 119.7%, and is expected to further increase to RMB284.7 billion in 2024, representing a CAGR of 50.9% from 2019. The online K-12 large-class after-school tutoring market in China is still at an early development stage; however, despite its short history, the online K-12 large-class after-school tutoring market is already more consolidated than the offline market, according to the Frost & Sullivan Report. We ranked fifth in online K-12 large-class after-school tutoring market in terms of gross billing and paid course enrollments in 2019. The top five market players, as a whole, are expected to grow faster than the overall online K-12 large-class after-school tutoring industry, according to the Frost & Sullivan Report.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks relating to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	We have a limited operating history with our online after-school tutoring business, which makes it difficult to predict our prospects and our business and financial performance;

•

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students on our online after-school tutoring services, our business and prospects will be materially and adversely affected;

•

If we are unable to develop and refine our smart in-school classroom solution to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our smart in-school classroom solution, our business and reputation may be materially and adversely affected;

•

Our success depends heavily on the continued and growing adoption by schools and teachers of our smart in-school classroom solution, and if we fail to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our solution, our business and prospects will be materially and adversely affected;

•

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty expanding the network of schools and teachers adopting our smart in-school classroom solution and attracting students to our online K-12 tutoring services, and our reputation and operating results may be harmed;

•

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations;

•

If we are not able to continue to recruit, train and retain qualified instructors, we may not be able to maintain consistent teaching quality for our online K-12 tutoring services, and our business, financial conditions and operating results may be materially and adversely affected;

•

If we are not able to continue to cooperate with a third-party service provider that helps us recruit and train qualified tutors, we may not be able to meet the demands of and maintain consistent teaching quality for our rapidly growing online after-school tutoring business, and our business, financial conditions and operating results may be materially and adversely affected;

•

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education and smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations; and

•

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

Risks relating to our corporate structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks relating to doing business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system could adversely affect us; and

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

Risks relating to the ADS and this offering

In addition to the risks described above, we are subject to risks relating to the ADS and this offering, including, but not limited to, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

•

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

•

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Recent Development

The following sets forth our selected unaudited financial data for October 2020 and October 2019 and certain operating data for the indicated periods. We have provided the preliminary results described below for the purpose of providing the investors with the most current information that our company is able to provide under the time constraints. The below summary of financial data is not a comprehensive statement of our financial results for October 2020 or October 2019.

•

Net Revenues. Our net revenues for October 2020 reached RMB131.5 million (US$19.4 million), which consisted of net revenues from online K-12 tutoring services of RMB126.4 million (US$18.6 million) and net revenues from other educational services of RMB5.1 million (US$0.8 million), representing an increase of 226.1% from net revenues for October 2019 of RMB40.3 million, which consisted of net revenues from online K-12 tutoring services of RMB35.6 million and net revenues from other educational services of RMB4.7 million. The increase was primarily attributable to the growth in paid course enrollments in our online K-12 after-school tutoring courses and, to a lesser extent, the higher level of course fees we charged.

•

Cost of revenues. Our cost of revenues increased by 148.9% from RMB17.2 million for October 2019 to RMB42.8 million (US$6.3 million) for October 2020. This increase was primarily due to the increases in compensation costs as a result of an increase in the numbers of our instructors and tutors.

•

Gross profit. Our gross profit increased by 283.4% from RMB23.1 million for October 2019 to RMB88.7 million (US$13.1 million) for October 2020. Our gross margin increased from 57.4% in October 2019 to 67.5% in October 2020, primarily due to the growth of our business operations scale and improvement in operational leverage.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 57.2% from RMB27.4 million for October 2019 to RMB43.1 million (US$6.3 million) for October 2020. The increase was mainly driven by the increase in promotional course expenses as we enhanced our sales and marketing efforts to propel the growth of our after-school tutoring services.

•

Research and development expenses. Our research and development expenses increased by 25.3% from RMB38.5 million for October 2019 to RMB48.2 million (US$7.1 million) for October 2020. The increase was primarily due to the increase in salaries and welfare for our research and development personnel in connection with the increased total number of our research and development staff members.

•

General and administrative expenses. Our general and administrative expenses increased by 113.7% from RMB9.4 million for October 2019 to RMB20.0 million (US$2.9 million) for October 2020. The increase was primarily attributable to the increase in salaries and welfare for general and administrative personnel as a result of an increase in the number of our general and administrative personnel.

•	Net loss. Our net loss for October 2020 was RMB22.6 million (US$3.3 million), as compared to net loss of RMB50.0 million for October 2019.

•

Adjusted net loss. Our adjusted net loss, which excludes share-based compensation expenses, was RMB15.5 million (US$2.3 million) for October 2020, as compared to adjusted net loss of RMB45.0 million for October 2019.

•

Paid course enrollments. Paid course enrollments in our online K-12 after-school tutoring courses reached 773 thousand in the period from October 1, 2020 to November 26, 2020, as compared to 286 thousand in the same period in 2019.

The above selected unaudited financial data for October 2020 and October 2019 and certain operating data for the indicated periods may not be indicative of our results for future interim periods, including the fourth quarter of 2020, or for the full year ended December 31, 2020. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the period indicated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted Net Loss” for further explanation.

	October 2019	October 2020
	RMB	RMB	US$
	(in thousands)
Net loss	(49,980)	(22,556)	(3,322)
Share-based compensation expenses(1)	4,997	7,061	1,040

Adjusted net loss	(44,983)	(15,495)	(2,282)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	October 2019	October 2020
	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	795	806	119
Research and development expenses	1,934	486	71
General and administrative expenses	2,268	5,769	850

Total	4,997	7,061	1,040

Corporate History and Structure

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai VIE, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained control over Shanghai VIE through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai VIE and its shareholders.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing VIE, in February 2019, and further entered into a series of contractual arrangements with Beijing VIE and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing WFOE, established in July 2019, effectively controls Beijing VIE.

To further expand our business operations, we established Beijing Xiaofeng Online Technology Co., Ltd., or Beijing Xiaofeng, in March 2019, and we gained control over Beijing Xiaofeng through Shanghai WFOE by entering into a series of contractual arrangements with Beijing Xiaofeng and its shareholders in August 2020, and the contractual arrangements are deemed effective from the incorporation of Beijing Xiaofeng. As of the date of this prospectus, there is no material business operations for Beijing VIE, Beijing WFOE and Beijing Xiaofeng.

We also established certain wholly-owned subsidiaries of Shanghai VIE and Beijing VIE to conduct our business, including Beijing Yiqi Science Technology Co., Ltd. in January 2017, Shang Li Qi Di Education Technology (Tianjin) Co., Ltd. in November 2019, Qi Mai Information Technology (Shanghai) Co., Ltd. in December 2019 and Taizhou Jiaojiang Yiqi Education Training School Co., Ltd. in June 2020. In addition, to operate our online after-school tutoring business, Beijing Yiqi Science Technology Co., Ltd. obtained 100% sponsorship interest in Beijing Haidian District Yiqi Education Training School in July 2017 and Beijing VIE obtained 100% equity interest in Beijing Yiqi Information Technology Co., Ltd. in June 2020.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and their subsidiaries, as of the date of this prospectus:

Notes:

(1)

Shareholders of Shanghai VIE and their respective shareholdings in Shanghai VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%), a relative of Mr. Andy Chang Liu.

(2)

Shareholders of Beijing VIE and their respective shareholdings in Beijing VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

(3)

Shareholders of Beijing Xiaofeng and their respective shareholdings in Beijing Xiaofeng and relationship with our company are (i) Mr. Fuqiang Wang (50.0%), our employee, (ii) Mr. Dongwei Xiao (30.0%), our employee, and (iii) Mr. Bolei Yao (20.0%), our employee. We plan to wind down Beijing Xiaofeng because it does not engage in material business activities.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, will beneficially own 15.5% of our total issued and outstanding ordinary shares, representing 81.7% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or 15.2% of our total issued and outstanding ordinary shares, representing 81.3% of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Liu will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive offices are located at 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 (10) 5945-1082. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.17zuoye.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•

“17 Education & Technology,” “we,” “us,” “our company” and “our” are to 17 Education & Technology Group Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, two of which represent five Class A ordinary shares;

•	“average DAUs” for a certain period is calculated by dividing (i) the sum of DAUs for each day of such period by (ii) the number of days in such period;

•	“average MAUs” for a certain period is calculated by dividing (i) the sum of MAUs for each month of such period by (ii) the number of months in such period;

•

“average number of homework assignments each active verified teacher user issued per week” for any period is calculated by dividing (i) the sum of number of homework assignments issued per active verified teacher user using our in-school teacher applications for each week of such period, by (ii) the number of weeks in such period;

•

“average number of sessions of use each active student user maintained per week” for any period is calculated by dividing (i) the sum of number of times of launching our in-school student applications per active user for each week of such period, by (ii) the number of weeks in such period;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“CGI” are to computer-generated imagery;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•

“DAUs” are to daily active users, which is the number of users that logged in to the relevant in-school application(s) in a given day at least once. We treat each account as a distinct user when calculating DAUs;

•

“gross billings” for a specific period are to the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period;

•

“MAUs” are to monthly active users, which is the number of users that logged in to the relevant in-school application(s) in a given month at least once. We treat each account as a distinct user when calculating MAUs;

•	“our WFOEs” are to Shanghai Yiqi Zuoye Information Technology Co., Ltd. and Beijing Yiqi Education & Technology Co., Ltd. (each of which, “our WFOE”);

•	“paid courses” are to our online K-12 large-class after-school tutoring courses that are charged not less than RMB99.00 per course;

•

“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;

•	“promotional courses” are to our online K-12 large-class after-school tutoring courses that are free;

•	“registered parent users” are to users that have registered and logged onto our in-school parent application at least once since registration;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SaaS” are to software as a service;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“trial courses” are to our online K-12 large-class after-school tutoring courses that are free or priced lower than RMB99.00 per course;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“verified student users” are to users of our in-school student applications that have completed at least three homework assignments;

•

“verified teacher users” are to users of our in-school teacher applications that have fulfilled our verification requirements with respect to user information provided, number of students enrolled in his or her virtual class(es) and level of student activity, such as having at least three homework assignments issued and completed by at least eight students users enrolled in his or her virtual class(es); and

•

“VIEs” are to variable interest entities, and “our VIEs” are to Shanghai Hexu Information Technology Co., Ltd., Beijing Yiqi Education Information Consultation Co., Ltd. and Beijing Xiaofeng Online Technology Co., Ltd. (each of which, “our VIE”).

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 4,110,000 additional ADSs representing 10,275,000 Class A ordinary shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	US$10.50 per ADS.

ADSs offered by us	27,400,000 ADSs (or 31,510,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	27,400,000 ADSs (or 31,510,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	411,211,902 Class A ordinary shares (or 421,486,902 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 58,453,168 Class B ordinary shares.

Indication of interest	CPE Fund has subscribed for, and has been allocated by the underwriters, an aggregate of 950,000 ADSs in this offering at the initial public offering price, representing approximately 3.5% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. For additional information, see “Underwriting.”

The ADSs	Two ADSs represent five Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs to cover over-allotment.

Use of proceeds	We expect that we will receive net proceeds of approximately US$269.1 million from this offering, or approximately US$309.3 million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) improving the operation of our after-school tutoring services and student learning experience, (ii) enhancing the product offerings and educational content of our smart in-school classroom solution, (iii) investing in our technology infrastructure, (iv) sales and marketing and brand promotional activities, and (v) working capital and other general corporate purposes. See “Use of Proceeds” for more information.

Lock-up	We and our officers, directors and existing shareholders, and certain holders of our outstanding share incentive awards have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. Notwithstanding the restrictions described in the preceding sentence, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, through Fluency Holding Ltd., and Mr. Dun Xiao, our co-founder and director, through Shield Investment Holding Ltd., have pledged certain shares beneficially owned by them as collateral for secured loans. See “Principal Shareholders,” footnotes (1) and (2). If any lender enforces its security interests in such pledged shares upon an event of default, the pledged shares can be transferred without regard to the lock-up restrictions. In addition, China Equities HK Limited, a warrant holder who will become a holder of certain Class A ordinary shares after the completion of this offering pursuant to a cashless exercise of the warrant it holds, has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Description of Share Capital—History of Securities Issuances—Warrants,” “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	The ADSs have been approved for listing on the Nasdaq Global Select Market under the symbol “YQ.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on December 8, 2020.

Depositary	The Bank of New York Mellon

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 395,997,829 issued and outstanding ordinary shares as of the date of this prospectus, assuming (i) the automatic conversion and/or re-designation of 50,017,212 ordinary shares and 3,305,651 preferred shares held by Fluency Holding Ltd. into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all of our remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic conversion and re-designation of all of our issued and outstanding preferred shares (other than those held by Fluency Holding Ltd.) into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering;

•	includes 68,500,000 Class A ordinary shares represented by ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs;

•

includes 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, under the 2020 Plan, all of which will become fully vested upon the completion of this offering;

•

includes 36,936 Class A ordinary shares to be held by China Equities HK Limited upon the completion of this offering, all of which will have been converted and re-designated from 36,936 Series E preferred shares to be issued to China Equities HK Limited immediately prior to the completion of this offering pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus; and

•

excludes Class A ordinary shares issuable upon exercise of our outstanding options, Class A ordinary shares reserved for future issuances under our share incentive plans, and ordinary shares that are unvested restricted shares and are subject to forfeiture if vesting conditions are not met.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the years ended December 31, 2018 and 2019, summary consolidated balance sheet data as of December 31, 2018 and 2019, and summary consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations for the nine months ended September 30, 2019 and 2020, summary consolidated balance sheet data as of September 30, 2020 and summary consolidated cash flow data for the nine months ended September 30, 2019 and 2020 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Summary Consolidated Statements of Operations:
Net revenues	310,706	406,245	59,833	213,943	807,584	118,944
Cost of revenues	(104,967)	(173,476)	(25,550)	(102,216)	(322,103)	(47,441)
Gross profit	205,739	232,769	34,283	111,727	485,481	71,503
Operating expenses
Sales and marketing expenses(1)	(303,492)	(583,818)	(85,987)	(442,257)	(850,868)	(125,319)
Research and development expenses(1)	(398,627)	(491,266)	(72,356)	(362,652)	(422,631)	(62,247)
General and administrative expenses(1)	(203,129)	(157,793)	(23,240)	(125,485)	(182,943)	(26,945)

Total operating expenses	(905,248)	(1,232,877)	(181,583)	(930,394)	(1,456,442)	(214,511)

Loss from operations	(699,509)	(1,000,108)	(147,300)	(818,667)	(970,961)	(143,008)

Interest income	33,980	23,834	3,510	18,696	5,547	817
Interest expense	—	(485)	(71)	(334)	(2,841)	(418)
Foreign currency exchange gain (loss)	8,576	12,907	1,901	14,273	(6,321)	(931)
Other income (expenses), net	882	102	15	27	(273)	(40)

Loss before provision for income tax	(656,071)	(963,750)	(141,945)	(786,005)	(974,849)	(143,580)

Income tax expenses	—	—	—	—	—	—

Net loss	(656,071)	(963,750)	(141,945)	(786,005)	(974,849)	(143,580)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(88,449)	(443,703)	(3,755,679)	(553,152)
Net loss available to ordinary shareholders	(900,442)	(1,564,285)	(230,394)	(1,229,708)	(4,730,528)	(696,732)
Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(4.01)	(21.56)	(75.09)	(11.06)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	57,410,827	57,049,119	62,998,544	62,998,544
Non-GAAP Financial Measures(2)
Gross billings of online K-12 tutoring services	148,437	546,725	80,524	328,892	1,075,422	158,393
Adjusted net loss	(532,541)	(870,660)	(128,234)	(707,642)	(849,269)	(125,084)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	4,911	8,737	1,287	6,617	11,691	1,722
Research and development expenses	12,254	22,508	3,315	16,706	38,109	5,613
General and administrative expenses	106,365	61,845	9,109	55,040	75,780	11,161

Total	123,530	93,090	13,711	78,363	125,580	18,496

(2)

For discussions of gross billings of online K-12 tutoring services, adjusted net loss, and reconciliations of gross billings of online K-12 tutoring services to net revenues of online K-12 tutoring services and adjusted net loss to net loss, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The following table presents our summary consolidated balance sheets data as of December 31, 2018 and 2019 and September 30, 2020:

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,252,983	653,859	96,303	814,085	119,902
Total current assets	1,336,557	757,624	111,585	989,263	145,704
Total assets	1,441,244	918,289	135,248	1,248,992	183,958
Accrued expenses and other current liabilities	222,459	309,031	45,515	405,631	59,743
Deferred revenue, current	75,737	243,521	35,867	510,844	75,239
Total current liabilities	322,727	680,704	100,257	979,474	144,261
Total liabilities	342,414	702,638	103,487	1,062,005	156,417
Total mezzanine equity	4,075,044	4,675,579	688,638	9,280,786	1,366,913
Total shareholders’ deficit	(2,976,214)	(4,459,928)	(656,877)	(9,093,799)	(1,339,372)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(418,865)	(631,288)	(92,978)	(588,142)	(526,400)	(77,531)
Net cash used in investing activities	(48,947)	(28,594)	(4,211)	(18,340)	(59,935)	(8,827)
Net cash generated from (used in) financing activities	1,550,372	84,449	12,438	(318)	782,156	115,199
Effect of exchange rate changes	72,803	(11,709)	(1,726)	8,158	(25,660)	(3,779)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	(86,477)	(598,642)	170,161	25,062
Cash, cash equivalents and restricted cash at the beginning of the year/period	120,481	1,275,844	187,912	1,275,844	688,702	101,435
Cash, cash equivalents and restricted cash at the end of the year/period	1,275,844	688,702	101,435	677,202	858,863	126,497

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a limited operating history with our online after-school tutoring business, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our online after-school tutoring business. While we introduced our smart in-school classroom solution in 2012 for in-school learning, we only started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017. Our limited history of operating under the current business model of after-school tutoring business with a primary focus on online K-12 large-class dual-teacher tutoring courses may not serve as an adequate basis for evaluating our prospects and operating results, including gross billings, net revenues, cash flows and operating margins, and our past revenues and historical growth rate may not be indicative of our future performance. Our net revenues from online K-12 tutoring services grew by 283.0% from RMB93.9 million in 2018 to RMB359.6 million (US$53.0 million) in 2019 and increased by 312.4% from RMB182.1 million in the nine months ended September 30, 2019 to RMB751.1 million (US$110.6 million) in the nine months ended September 30, 2020. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an education technology business, such as building and managing reliable and secure IT systems and infrastructure, expanding the adoption by schools and teachers of our smart in-school classroom solution, addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality employees such as our instructors, offline teacher service representatives and IT support staff, cooperating with third-party service providers to ensure the availability of sufficient qualified tutors, and improving and expanding our online after-school tutoring business and exploring additional education products. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students on our online after-school tutoring services, our business and prospects will be materially and adversely affected.

We generate revenues primarily from students paying for our online after-school tutoring courses. Our ability to continue to attract students to purchase our online after-school tutoring courses and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to recruit, train and retain high-quality instructors, cooperate with third-party service providers to ensure the availability of sufficient qualified tutors, continue to develop, adapt or enhance the quality of our course offerings to meet the evolving demands of our existing or prospective students, expand the adoption of schools and teachers of our smart in-school classroom solution, adapt our promotional activities to changes in market demand, legal regime and administrative practice, enhance our brand equity and awareness to a broader base of potential customers, and effectively utilize the data insights from our smart in-school classroom solution to refine our educational content offered and provide a more localized, personalized and effective learning experience for students.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings and the teachers and tutors they encounter during our courses or fail to perform up to expectation after attending our programs. In addition, our programs may not be able to satisfy all of our students or their parents’ requirements. Satisfaction with our courses may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course offerings. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from or not to renew their existing courses. For our online K-12 large-class dual-teacher tutoring courses, we usually offer refunds for remaining classes to students who decide to withdraw from a course, and if students withdraw from a course 30 minutes before the start of the third class, they are offered a full, unconditional refund. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of course enrollments.

All of these factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract and retain students to purchase our courses and to increase the spending of our students, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop and refine our smart in-school classroom solution to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our smart in-school classroom solution, our business and reputation may be materially and adversely affected.

Our smart in-school classroom solution development team works closely with our offline teacher service representatives to understand the educational needs of teachers and feedback from teachers and their students that utilize our smart in-school classroom solution and develop, update and improve our smart in-school classroom solution to reflect the feedback received so as to better help improve education efficiency in school. We also work to continually update the educational content offered in our smart in-school classroom solution to reflect the latest updates in education curricula and textbooks and have expanded our use cases to cover all key educational activities including class preparation and delivery, homework-related activities and academic assessment. The adjustments, updates and expansions of our existing smart in-school classroom solution and the development of new product features or content may not be accepted by existing or prospective schools and teachers and their students that utilize our solution. Even if we are able to develop acceptable new product features and content, we may not be able to introduce them as quickly as teachers require or as quickly as our competitors introduce competing offerings. Furthermore, offering new product features and content or upgrading existing ones may require us to commit significant resources and make significant investments in product and content development. If we are unsuccessful in pursuing product and content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our smart in-school classroom solution and our business and reputation may be materially and adversely affected.

Our success depends heavily on the continued and growing adoption by schools and teachers of our smart in-school classroom solution, and if we fail to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our solution, our business and prospects will be materially and adversely affected.

The success of our business depends in large part on our ability to continue to attract new schools and teachers to adopt our smart in-school classroom solution in their day-to-day teaching and maintain our existing relationships with schools and teachers to encourage them to continue to utilize our smart in-school classroom solution. In particular, to attract new schools and teachers, we need to convince the school officials and teachers, many of whom are used to educating students using traditional methods and may not be used to such digital teaching methods, to invest significant time and resources to adjust the manner in which they teach students. The use of smart in-school classroom solutions at schools in China has just emerged in recent years, and many administrators and teachers may have concerns regarding the perceived loss of control over the education process that might result from utilizing a smart in-school classroom solution and offering educational content online, as well as skepticism regarding the ability of schools to provide high-quality education utilizing such a smart in-school classroom solution at the same standard they set for their traditional education classrooms. Through the continued improvements of our smart in-school classroom solution and ongoing efforts of our offline teacher service representatives, the acceptance of the integration of technology and education in school and use of our smart in-school classroom solution has increased over the past few years and was further accelerated due to the impacts of COVID-19 in the first half of 2020. However, it may still be difficult to overcome this resistance to adopt our smart in-school classroom solution and achieve greater industry acceptance.

In addition, schools that currently adopt our smart in-school classroom solution may experience turnover in their management. There is no assurance that the new management will have an interest in continuing or expanding the adoption of our smart in-school classroom solution in their school, and the new management may attempt to discontinue their relationship with us or ban the use of our smart in-school classroom solution. Furthermore, as the Chinese K-12 education curricula are mandated by municipal-level governments and the majority of the schools where our smart in-school classroom solutions are adopted are public schools, we face risks and challenges in maintaining our relationships with key participants in municipal public school system. If we are not successful in developing and maintaining relationships with key participants in the municipal public school system or we are unable to cooperate with such key participants and the public schools in an effective manner, we may fail in the maintenance and expansion of the network of schools and teachers adopting our smart in-school classroom solutions, and our business and prospectus will be materially and adversely affected.

We primarily rely on our offline teacher service team to provide customer service for our smart in-school classroom solution in schools across China. We must continue to recruit, train and retain qualified offline teacher service representatives at scale to meet the demands from expansion of our school and teacher network. We must also provide ongoing training to our offline teacher service representatives to ensure that they stay abreast of changes in our smart in-school classroom solution and other changes and trends necessary to promote our solution effectively. Although we have not experienced major difficulties in engaging, training or retaining qualified offline teacher service representatives in the past, we cannot guarantee that we will be able to effectively engage and train such offline teacher service representatives quickly enough to keep pace with our growth while maintaining consistent selection and training quality, or at all. Furthermore, over time, some of our offline teacher service representatives may choose to leave us or even join our competitors. These actions may lead to the schools and teachers with which the sales personnel have an existing relationship switching to our competitor’s products and solutions, thereby weakening our competitive position in the industry. In addition, if our offline teacher service representatives are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their education needs and feedback, we may be unable to effectively promote the adoption of our solution to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty expanding the network of schools and teachers adopting our smart in-school classroom solution and attracting students to our online K-12 tutoring services, and our reputation and operating results may be harmed.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to increase our network of schools and teachers adopting our smart in-school classroom solution and attract students to our online after-school tutoring services, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the continued and expanding adoption by schools and teachers of our smart in-school classroom solution and products in their day-to-day teaching, which serves as a cost-effective way to promote our brand to perspective students and their parents, and the perceived effectiveness and quality of both our smart in-school classroom solution as well as our online after-school tutoring services. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to our brand promotion efforts and the hiring and training of our offline teacher service representatives in connection with the continued expansion of the network of schools and teachers adopting our smart in-school classroom solution, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, solution, products, courses or teachers, regardless of its veracity, we may not be able to expand the network of schools and teachers adopting our smart in-school classroom solution or attract students to our online K-12 tutoring services successfully or efficiently, and our business and results of operations may be materially and adversely affected.

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.

The online education industry in China is competitive, and we expect competition in this sector to persist and intensify. We face competition in both China’s K-12 smart in-school classroom solutions market and after-school tutoring market from other online educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these online education service providers across a range of factors, including, among others, functions covering diversified educational scenarios and friendly user experience, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages for after-school tutoring services that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their product and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, our course enrollments may decrease due to intense competition. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high-quality instructors and other personnel, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions that may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent instructors or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, we may lose our market share and our profitability may be adversely affected.

If we are not able to continue to recruit, train and retain qualified instructors, we may not be able to maintain consistent teaching quality for our online K-12 tutoring services, and our business, financial conditions and operating results may be materially and adversely affected.

We have adopted a dual-teacher model, comprised of high-quality instructors and qualified tutors. Our instructors are critical to maintaining the quality of our course offerings, the learning experience of our students and our brand and reputation. We seek to recruit high-quality instructors with strong education background and teaching skills who have a strong command of the subject areas to be taught and meet our qualifications. The number of instructors in China with the necessary experience and qualifications to teach our courses is limited and we must provide competitive pay and offer attractive career development opportunities to attract and retain them. We also provide ongoing training to our instructors and organize discussion sessions amongst our instructors to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new educational content, we may need to engage additional high-quality instructors with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such instructors quickly, or at all. Furthermore, given other potentially more attractive opportunities for our high-quality instructors, over time some of them may choose to leave us. Departure of quality instructors may reduce the attractiveness of our course offerings and negatively impact our paid course enrollments. Furthermore, in the event such instructors join our competitors, students may decide to follow such quality instructors and enroll in their courses offered through other online education companies, which may further weaken our competitive position in the industry. Although we have not experienced major difficulties in engaging, training or retaining high-quality instructors in the past, we may not always be able to engage, train and retain enough high-quality instructors to keep pace with our growth and our expansion into more comprehensive grade, subject matter and course material coverage, while maintaining consistent education quality. We may also face significant competition in engaging high-quality instructors from our competitors or from other opportunities that are perceived as more desirable. A shortage of high-quality instructors, a decrease in the quality of our instructors’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality instructors would have a material adverse effect on our business, financial condition and results of operations.

If we are not able to continue to cooperate with a third-party service provider that helps us recruit and train qualified tutors, we may not be able to meet the demands of and maintain consistent teaching quality for our rapidly growing online after-school tutoring business, and our business, financial conditions and operating results may be materially and adversely affected.

We engage a third-party service provider to recruit, train and manage the tutors for our online after-school tutoring courses at our request and settle payment of service fees to such third-party service provider. In order for us to successfully meet the demands of and maintain consistent teaching quality for our rapidly growing online after-school tutoring business, we must cooperate with a third-party service provider that can supply us with qualified tutors at scale who can provide the necessary assistance for our instructors and work closely with our students and parents during their entire course experience. As the tutors for our online after-school tutoring courses work closely with the students and their parents, they are critical to maintaining the quality of our courses, ensuring our students and parents are satisfied with the students’ learning experience and maintaining our brand and reputation. It is critical for us to continue to work with third-party service provider that can continue to recruit, train and manage qualified tutors who have a strong command of the subject areas to be taught and meet our standards and qualifications.

The tutors enter into employment or service contracts with a third-party service company and are not our employees. The third-party service company selects tutors based on the standards we provide in our agreements. While we request that the third-party service provider provides continued training to these tutors and we oversee the performance of these tutors and may request the third-party service company to replace tutors that do not meet our standards, management of tutors through third parties may not be as timely and effective as were they our employees. We are confident of the overall service quality and dedication of our tutors, each of whom works full-time for our students. However, these tutors may not have the same level of commitment to our students or be as well-trained if they were our own employees, and we have less control over the services provided by them than our own employees. If these tutors fail to perform in accordance with the terms of our agreements with the third-party service provider or fail to provide satisfactory teaching experience to students, we may fail to meet student expectations and our brand and student loyalty may be adversely affected. Any negative publicity or poor feedback regarding teaching services offered by these tutors may harm our brand and reputation and in turn cause us to lose students and market share.

We currently rely on one third-party service provider to recruit, train and manage our tutors. We typically enter into service agreements with such third-party service provider on an annual basis. If we are unable to enter into new agreements or extend existing agreements with this third-party service company on terms and conditions acceptable to us, we may lose tutors. We may not be able to find alternative third-party service companies to provide similar tutor recruitment, training and management services in a timely and reliable manner, or at all. Although we have not experienced major difficulties in recruiting, training and managing qualified tutors through such third-party service provider to meet our course demands in the past, our current third-party service provider may not be able to hire, train and retain enough qualified tutors to keep pace with our anticipated growth while maintaining consistent teaching quality required across our expanding course offerings and rising course enrollments. Any termination of our arrangement with our current third-party service company, or its refusal or inability to continue to recruit, train and manage qualified tutors for us to our specificity, could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education and smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations.

The private education industry and smart in-school classroom solution industry in the PRC are subject to regulations in various aspects. Relevant rules and regulations are relatively new and evolving and could be changed to accommodate the development of the education, in particular, the online private education, markets and the further adoption of smart in-school classroom solutions from time to time.

Pursuant to the amended Law for Promoting Private Education, or the amended Private Education Law, a private school must obtain a private school operating permit. See “Regulation—PRC Regulations—Regulation Relating to Private Education.” However, we are an online tutoring service provider, which is different from traditional offline education service providers, and it remains unclear in practice as to whether and how an online tutoring service provider like us needs to comply with the operating permit requirement under the amended Private Education Law. In August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, we must file with the department of education at the provincial level, as we provide online non-diploma-awarding education services. The MOJ Draft further stipulates that an internet technology service platform that provides training and educational activities must review and register the identity information of the entities or individuals applying for access to the platform. See “Regulations—PRC Regulations—Regulation Relating to Private Education”. As of the date of this prospectus, the MOJ Draft is still pending for final approval and has not come into effect. It remains uncertain when and how the MOJ Draft would come into effect, and whether and how local governments would promulgate rules related to the filing or licensing requirement applicable to online education service providers like us. If we are not able to comply with the filing or licensing requirement in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

Furthermore, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities shall jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of new regulations requiring, among other things, that (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) fees shall not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; and (iv) instructors providing after-school tutoring services related to academic curriculum are required to obtain the necessary teaching qualification licenses. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding these filing requirements. See “Regulation—PRC Regulations—Regulation Relating to After-school Tutoring and Educational Apps.”

We have completed the filings in accordance with the Online After-School Training Opinions with respect to our major online after-school tutoring platform, training contents and instructors, and we are in the process of completing filings or updating the filing information for the rest of them. As the Online After-School Training Opinions are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules or we will be able to timely obtain or maintain all the necessary filings. For example, as of September 30, 2020, 58.1% of our K-12 instructors who are required by law to obtain teaching qualification licenses have done so, and another 12.0% have passed the teaching qualification exam, which is the prerequisite for obtaining a teaching qualification license. Failure to comply with these applicable regulatory requirements or promptly complete filings may subject us to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions. We are making efforts to comply with relevant rules and regulations by, for example, notifying our K-12 instructors to obtain the necessary teacher qualification licenses. As of the date of this prospectus, we have not been subject to any penalties from the relevant government authorities regarding our possible failure to comply with the relevant circulars, opinions or implementation rules.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. As of the date of this prospectus, we have completed the filing requirements for all of our in-school apps that form part of our smart in-school classroom solution as well as our after-school online tutoring apps that are in formal operations as required under the Opinions on Educational Apps. As the Opinions on Educational Apps are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by relevant governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Regulation—PRC Regulations—Regulation Relating to Private Education” and “Regulation—PRC Regulations—Regulation Relating to After-school Tutoring and Education Apps.”

Given the foregoing, the interpretation and application of the existing laws and regulations and the newly promulgated implementation rules and interpretations, if any, that govern the online private education industry and the smart in-school classroom solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations and any newly promulgated implementation rules and interpretations. It is also uncertain whether and how PRC government authorities would further promulgate new laws and regulations applicable to online training institutions and the smart in-school classroom solution industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in China are highly regulated by the PRC government. As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits and make all necessary registration and filings applicable to our business operations in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We print and provide physical education materials to our students. If the government authorities deem our printing and provision of physical education materials to students as “publication of books” under Administrative Regulations on Publishing, we may be required to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this prospectus, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai VIE, holds a Publication Operation License, and Shanghai VIE is in the process of applying for a Publication Operation License. See “Regulation—PRC Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this prospectus, online education institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs or to complete filings as an internet live-streaming platform primarily because there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming internet education services as “internet audio-visual program”, “radio and television program” and “internet live-streaming services” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this prospectus, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing” which requires an Online Publishing Service Permit. See “Regulation—PRC Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. Furthermore, Shanghai VIE and Beijing Yiqi Science Technology Co., Ltd. each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. But we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this prospectus, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

There can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, recordations, renewals, expansion of scope, and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordations, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, and our business, financial conditions and operational results may be materially and adversely affected.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in recent years, primarily driven by fast-growing paid course enrollments of our online K-12 large-class dual-teacher tutoring courses. Our net revenues grew by 30.7% from RMB310.7 million in 2018 to RMB406.2 million (US$59.8 million) in 2019 and increased by 277.5% from RMB213.9 million in the nine months ended September 30, 2019 to RMB807.6 million (US$118.9 million) in the nine months ended September 30, 2020. Our rapid growth has placed, and will continue to place, a significant strain on our demand for more instructors, tutors, offline teacher service representatives and IT support staff, administrative and operating infrastructure, product development, educational content development, sales and marketing capacities, facilities and other resources. To further expand our business operations, we need to attract more students, scale up our educational content offerings, increase our educational content development professionals and employees of other functions, as well as strengthen our technology and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students, instructors and other personnel and expand our network of schools and teachers adopting our smart in-school classroom solution in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional courses and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our online after-school tutoring services may suffer, which could damage our reputation and business prospects.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) continually develop and improve our smart in-school classroom solution to make it more appealing to existing and prospective students, teachers and parents; (ii) maintain and increase our paid course enrollments in online after-school tutoring courses; (iii) maintain and expand the number of schools and teachers that adopt our smart in-school classroom solution; (iv) effectively recruit, train, retain and motivate a large number of new employees, particularly our instructors, IT support staff, offline teacher service representatives and educational product and content development professionals, and cooperate with third-party service providers to maintain sufficient number of qualified tutors to meet our growing business demands; (v) continue to improve our operational, financial and management controls and efficiencies; (vi) successfully implement enhancements and improvements to our systems and infrastructure; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB656.1 million, RMB963.8 million (US$141.9 million) and RMB974.8 million (US$143.6 million), respectively, in 2018 and 2019 and the nine months ended September 30, 2020. We also had negative cash flows from operating activities of RMB418.9 million, RMB631.3 million (US$93.0 million) and RMB526.4 million (US$77.5 million), respectively, in 2018 and 2019 and the nine months ended September 30, 2020. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high-quality instructors and other personnel, cooperate with third-party service providers to maintain sufficient number of qualified tutors, expand our network of schools and teachers adopting our smart in-school classroom solution, and strengthen our educational content development and technologies and data analytics capabilities to enhance student experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our expansion of online after-school tutoring services or in our exploration of additional educational services.

We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017. We aim to continue to expand the coverage of such tutoring courses to cover additional subjects and more versions of different education curricula and textbooks within each subject matter and each grade. Expansions and upgrades to our existing products and courses may not be well received by our students, teachers and parents, and newly introduced course offerings and educational content may not achieve success as expected. We are also starting to explore additional education services beyond large-class dual-teacher online after-school tutoring courses, such as AI-enabled courses and education informatization services for education-related government entities, schools and service providers, with which we have limited experience. Our lack of experience with these new products and services may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our expansion of after-school tutoring products or in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

We may not be able to maintain or increase our course fee level.

Our results of operations are affected by the pricing of our online K-12 after-school course offerings. We determine our course fees primarily based on the demand for our course offerings, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We cannot guarantee that we will be able to maintain or increase our tuition level in the future without adversely affecting the demand for our online course offerings.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, applications, our system infrastructure and our course materials.

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our educational content and course materials developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted course materials, policing the unauthorized use of intellectual property rights can be difficult and expensive. In addition, our instructors with whom we have signed exclusive contracts engage in content development for our courses. Although instructors acknowledge in their employment agreements with us that we own the intellectual property of any content developed by such instructors in connection with their employment, some instructors may continue to use these course content if they resign with us and join our competitors, which may negatively impact the attractiveness of our courses to prospective students and parents, and our intellectual property rights for such course content could be costly and time consuming to defend. Although we have entered into agreements with certain instructors to prohibit them from using our course content without our prior consent, we cannot ensure compliance of instructors with such agreement.

Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties, which may be expensive to defend and may disrupt our business and operations.

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights. We may also encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party copyrights that may be infringed by us or the instructors and tutors in our business operation, and we may not prevail in those disputes. Our educational content is typically subject to internal review before being approved to launch and our content monitoring personnel monitor our live courses and other content of our in-school and after-school products and services. We have also adopted policies and procedures to prohibit instructors, tutors and other personnel from infringing upon third-party copyrights or, other intellectual property rights. However, we cannot assure you that our efforts will be effective in preventing potential infringement of third-party intellectual property rights or that instructors, tutors or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or on our applications or websites. The students, teachers and parents using our applications or websites may post unauthorized third-party content on our applications or websites, which we may not be able to detect in time, or at all. We may incur liability for unauthorized duplication or distribution of materials posted on our applications or websites or used in our classes. We have been and are now subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or instructors and tutors of our courses distribute or use in our business operation.

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our course offerings, parts of our products or be required to make changes to our course materials, applications or other software. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, limit the effectiveness of and slow down the speed of adoption of our smart in-school classroom solution, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student, teacher, parent, instructor and tutor information, such as names, addresses, ID card numbers, bank account numbers and other personal information as well as personal academic learning and teaching information, all which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we have implemented advanced data encryption measures to ensure secured storage and transmission of data, and prevent any unauthorized access or use of our user data. See “Business—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an education technology company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, parent, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

Increased regulation of data utilization practices, including self-regulation, under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about our students, teachers, parents, instructors and tutors in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Any of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, adversely affect our ability to maintain our filings, cause prospective students not to enroll or stay enrolled, cause schools and teachers to not adopt or cease their use of our smart in-school classroom solution, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students, teachers, parents or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large quantity of personal and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation—PRC Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions; however, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our students, teachers, parents or our partners, potentially causing us to lose course enrollments, school partners, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. All of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we lease offices and live-broadcasting studios in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office and studio closures and rotation arrangements from late January to early May 2020, resulting in lower work efficiency and productivity. COVID-19 also temporarily caused our teacher service team to be unable to provide face-to-face customer service to our teacher users, which negatively impacted our user experience among school teachers. During this period impacted by the COVID-19 pandemic, as a result of the temporary closure of schools in China, students were prompted to engage in more online education as they study at home, which has positively affected the online after-school tutoring industry, including us. In addition, the number of schools and teachers that adopted our smart in-school classroom solution also grew more rapidly during this period of temporary school closure and more school administrators and education department officials gained insights into the benefits and advantages of our smart in-school classroom solution and products and became more open to accepting the integration of technology and teaching in the classroom. However, some of our third-party service providers may have experienced business interruptions during the period of COVID-19 outbreak, which may have led to lower efficiency and quality in services provided to us and our students. For example, our third-party service providers that support students in our trial courses experienced difficulties in recruiting sufficient numbers of qualified workers to meet our increased demand from late January to early May 2020.

Many of the quarantine measures within China have since been relaxed as of the date of this prospectus, and we have resumed normal operations since early May 2020. While the duration and further development of the pandemic, and its disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the second half of 2020 will not be materially affected by continued impacts from COVID-19. However, our results of operations may still be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Currently, there is no vaccine or specific anti-viral treatment for COVID-19 that is ready for massive usage. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

If third-party education materials publishers and partners refuse to grant us intellectual property rights to educational content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their educational content rights, our business could be adversely affected.

We rely on licenses from third-party education materials publishers and partners to distribute digital education textbook content to our school partners, teachers and students and to develop our other education products and content. We do not have long-term contracts or arrangements with most publishers and partners that guarantee the availability of such digital content. If we are unable to secure and maintain the rights to distribute, or otherwise use, the digital content upon terms that are acceptable to us, or if the publishers terminate their agreements with us, we would not be able to acquire such digital content from other sources and our ability to attract more schools and teachers to adopt our smart in-school classroom solution or new students to enroll in our online after-school tutoring services and retain existing schools, teachers and students could be adversely impacted. Some of our licenses give the publisher the right to withdraw our rights to distribute or use the digital content without cause and/or give the publisher the right to terminate the entire license agreement without cause. If a publisher exercises such a right, this could adversely affect our business and results of operations. Moreover, to the extent we are able to secure and maintain rights to distribute, or otherwise use, the digital textbook content, our competitors may be able to obtain the same rights on more favorable terms.

In addition, our ability to distribute, or otherwise use, the digital textbook content depends on publishers’ belief that we include effective digital rights management technology to control access to such digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and publishers may be unwilling to include their content in our product and service offerings, which would adversely affect our business and prospects.

Refunds or potential refund disputes of our course fees may negatively affect our cash flows, financial condition, and reputation.

For our online courses, we offer refunds for any remaining classes in a course to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. In addition, if students withdraw from a course 30 minutes before the start of the third class, they are offered a full, unconditional refund. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our educational content offerings, a perceived decline in our teaching quality due to the departure of popular instructors, privacy concerns relating to our services, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

The success and future growth of our business will be affected by teacher, student and parent acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. However, the integration of technology and education remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the growing adoption of schools and teachers of our smart in-school classroom solution, there is no guarantee that it will also be well received by the broader education and teaching community. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students and their parents may still be inclined to choose traditional, face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our smart in-school classroom solution and online after-school tutoring services, both of which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our education services to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’, students’ and parents’ satisfaction and reduce the attractiveness of our smart in-school classroom solution and online K-12 tutoring course offerings, which would result in reduction in the number of teachers using our smart in-school classroom solution and number of students enrolling in our after-school tutoring courses. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

In addition, we rely on third-party mobile application distribution channels, such as Apple’s App Store and Android application stores, to distribute our mobile applications to students, teachers and parents. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, or if any third-party infringement claims are brought against our mobile applications, our mobile applications could be temporarily or permanently removed from such third-party mobile application distribution channels and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to live broadcasting and AI, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. We believe our technologies are core to our success and are critical to the implementation of our business model. In particular, implementation of technologies to improve teaching efficiency is an important part of our smart in-school classroom solution and is critical to attracting new teachers to adopt our solution. As an education technology company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of technology in education is still at an early stage and under exploration. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the online education industry in a timely and cost-effective manner. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

If our AI programs or proprietary data analytics algorithms, especially those related to localized and real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our online after-school tutoring courses. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our student base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our AI programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and courses would be significantly harmed, and they may lose confidence and trust in our products and courses. As a result, we may incur significant reputational damage and market share loss.

Inability to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our courses and services less attractive to students.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo constant changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our courses and products, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE issued certain implementation guidelines to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

We may not be able to timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team works closely with our instructors on developing, updating and improving our existing courses and educational content and developing new courses and educational content to stay abreast of the latest educational trends and changes in education curricula and textbook content in their respective subject areas. The adjustments, updates and expansions of our existing courses and educational content and the development of new courses and educational content may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses and educational content or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in our educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, our quiz questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, instructors and other employees and tutors and other workers supplied by third-party service providers, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, offline teacher service representatives and other employees and tutors and other full-time and part-time workers supplied by third-party service providers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

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alleged misconduct or other improper activities committed by our students or our directors, officers, instructors, offline teacher service representatives and other employees and tutors and other full-time and part-time workers supplied by third-party service providers, including misrepresentation made by our employees or full-time and part-time workers supplied by third-party service providers to potential students, teachers and parents during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products, services or course offerings;

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false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, instructors, offline teacher service representatives and other employees and tutors and other workers supplied by third-party service providers;

•	complaints by our students and their parents about our course offerings;

•	complaints by students, teachers and parents about our smart in-school classroom solution and products;

•	refund disputes of course fees between us and our students and their parents or administrative penalties;

•	security breaches of private user or transaction data;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and

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governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

For example, in October 2018, it was reported that certain of our self-directed learning resources contained certain interactive, multi-media features that distracted students from learning and, in some cases, caused students to spend money on certain functions. We responded quickly to such reports and conducted a thorough internal investigation of all of our applications and learning resources to modify or remove, as applicable, any potentially improper content and features in such applications and resources. We also ceased to provide such self-directed learning resources and offered to refund money that were spent by students.

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, instructors, offline teacher service representatives and other employees and tutors and other workers supplied by third-party service providers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. In particular, we rely on the expertise and experience of Mr. Andy Chang Liu, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the online education industry is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality and non-compete clauses. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our success also depends on our having highly trained content and product development, financial, technical, human resource, sales and marketing staff, management personnel and qualified and dedicated instructors and tutors. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses, products and services, to launch new offerings and to expand our operations, and would have an adverse effect on our business and financial results.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers for our customers. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

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increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our cost of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our brand image, business and results of operations may be adversely impacted by misconduct, improper activities and misuse of our product and service offerings by users, employees and workers supplied by third-party service providers, many of which are beyond our control.

We allow instructors and tutors to engage in real-time communication with our students and their parents. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. We regularly and actively monitor our live courses, chat messages and other content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our students, instructors, tutors supplied by third-party service providers and other users, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of our students, instructors, tutors supplied by third-party service providers or other users suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, student and teacher base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of fraud or other misconduct by employees and tutors supplied by third-party service providers. Other types of misconduct include, but are not limited to, intentionally failing to comply with government regulations, engaging in unauthorized activities when interacting with our students and during the course of their work, such as mishandling student records and data, and making misrepresentation to our prospective students, teachers and school partners during marketing activities, all of which could harm our business and reputation. It is not always possible to deter misconduct by employees and tutors supplied by third-party service providers, and such risks are greater with respect to misconduct, improper activities and misuse of our products and data by tutors of paid courses and teaching staff of trial courses supplied by third-party service providers, over whom we have less control as they are not our own employees. Although we set out confidentiality and conduct requirements for such tutors in our agreements with third-party service providers and third-party service providers set out similar requirements in their employment or service contracts with such tutors, and we oversee the performance of such tutors supplied by third-party service providers and request these third-party service companies to replace workers that engage in misconduct and illegal activities, such efforts may not be effective in controlling and deterring misconduct and improper activities. The precautions we take to prevent and detect misconduct by employees and tutors supplied by third-party service providers may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

Increases in labor costs, inflation and implementation of stricter labor laws in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We engage independent third-party service providers to recruit, train and manage tutors of paid courses and teaching staff of trial courses at our request and settle payment of service fees to such third-party service providers. But we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch were promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by attracting new customers or increasing the prices of our products and courses, our financial conditions and results of operations would be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, primarily due to seasonal changes in service days and course enrollments. For example, we may generate higher growth in net revenues in the second and fourth quarters in the future because of the increased paid course enrollments for the spring and fall semesters. We may also experience lower net margin in the first and third quarters in the future, primarily due to higher sales and marketing expenses resulting from increased enrollments in our promotional courses for the summer and winter holiday seasons. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018

Plan and the 2020 Plan is 59,899,375, 25,703,602 and 20,521,221, respectively. See “Management—Share Incentive Plans.” We recorded RMB123.5 million and RMB93.1 million (US$13.7 million) in 2018 and 2019, respectively, and RMB78.4 million and RMB125.6 million (US$18.5 million) in the nine months ended September 30, 2019 and 2020, respectively, in share-based compensation expenses. Because some of our options granted earlier, as well as the 5,130,305 restricted share units granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, are subject to the performance condition of we completing an IPO, we have not previously recognized any share-based compensation expenses for such options and restricted share units. The IPO performance condition will be satisfied upon the completion of this offering. As a result, upon the completion of this offering, we expect to record an estimated share-based compensation expenses of approximately RMB210.2 million for those options and restricted share units. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in genuine care for children’s education and a deep understanding of our students, teachers and schools as well as the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products and course offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarters are located in Beijing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing and most of our service providers are located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We have limited business insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of parents, students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may need additional capital in the future to pursue our business objectives. If we cannot obtain additional capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We may not be able to achieve the benefits we expect from future investments and acquisitions.

We may make equity investments in or acquisitions of additional businesses, assets and technologies that complement our existing business in the future. This may include opportunities to expand our offerings and strengthen our technology and data capabilities. If the businesses or assets we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. In addition, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to successfully negotiate the terms of the acquisition or investment, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. National Bureau of Statistics of China reported a 6.8% drop and a 3.2% growth in gross domestic product (GDP) for the first and second quarters of 2020, respectively, compared with the respective periods of 2019. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018 and 6.1% in 2019. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office and live broadcasting studios in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses. See “Regulation—PRC Regulations—Regulation Relating to Advertising.”

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of online course content, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Shanghai WFOE and Beijing WFOE, or our wholly foreign owned entities, or our WFOEs, are our PRC subsidiaries and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China primarily through Shanghai VIE, one of our VIEs. Our WFOEs have entered into a series of contractual arrangements with our respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate financial results of our VIEs and their subsidiaries in our financial statements under U.S. GAAP. Our VIEs hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structure of our VIEs and our WFOEs does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our application/softwares.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our respective VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our operations are conducted in China, and most of our assets are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 6.8% drop and a 3.2% growth in GDP for the first and second quarters of 2020, respectively, compared with the respective periods of 2019. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in China and most of our assets are located in China. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

The PRC tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, one of our VIEs, Shanghai VIE, enjoys a preferential enterprise income tax rate of 15% as it is recognized as a HNTE by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. If Shanghai VIE fails to maintain its HNTE status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by their shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our ADSs on the Nasdaq Global Select Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our WOFE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—PRC Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—PRC Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs and their subsidiaries. We may make loans to our PRC subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work papers and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After we are listed on the Nasdaq Global Select Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Global Select Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADS trading in the United States.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. It will be presented to the president of the United States for signing into law within the same month. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks relating to the ADS and this offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online education industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks relating to the ADS and this offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. The ADSs have been approved for listing on the Nasdaq Global Select Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and courses and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

•	changes in the performance or market valuations of other online education companies;

•	conditions in the online education market;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions affecting China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the

ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital will be divided into Class A ordinary shares and Class B ordinary shares effective immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to thirty votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. After this offering, the holder of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Upon the completion of this offering, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares (inclusive of the 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Liu under the 2020 Plan, all of which will become fully vested upon the completion of this offering) will constitute 12.4% of our total issued and outstanding share capital immediately after the completion of this offering and 81.0% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of US$10.50 per ADS, and our adjusted net tangible book value of US$1.60 per ADS as of September 30, 2020, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the final prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt a seventh amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New

York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not effect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting where we asked the depositary to solicit your instruction, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we have confirmed to the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•	we have confirmed to the depositary that a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends or other distributions if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions or other distributions on the ADSs only to the extent that we decide to make distributions on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our seventh amended and restated articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in China. All of our current operations are conducted in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act, in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. The arbitration provisions apply to actions arising under the Securities Act and the Exchange Act. Accepting or consenting to the arbitration provisions does not constitute a waiver by investors of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. See “Description of American Depositary Shares” for more information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Andy Chang Liu, our founder, chairman and chief executive officer, will beneficially own more than 50% of our total voting power immediately after the completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for

U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online education industry in China;

•	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

•	our expectations regarding maintaining and strengthening our relationships with students, teachers, parents, schools, business partners and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also includes projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$269.1 million, or approximately US$309.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 30% for improving the operation of our after-school tutoring services and student learning experience;

•	approximately 20% for enhancing the product offerings and educational content of our smart in-school classroom solution;

•	approximately 20% for investing in our technology infrastructure;

•	approximately 20% for sales and marketing and brand promotional activities; and

•	the balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks relating to the ADS and this offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—PRC Regulations—Regulation Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion and/or re-designation of 50,017,212 ordinary shares and 3,305,651 Series E convertible redeemable preferred shares held by Fluency Holding Ltd. into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic conversion and re-designation of all of our issued and outstanding preferred shares, including Series A convertible preferred shares and convertible redeemable preferred shares (other than preferred shares held by Fluency Holding Ltd.), into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the conversion and/or re-designation of 50,017,212 ordinary shares and 3,305,651 Series E convertible redeemable preferred shares held by Fluency Holding Ltd. into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and re-designation of all of our issued and outstanding preferred shares, including Series A convertible preferred shares and convertible redeemable preferred shares (other than preferred shares held by Fluency Holding Ltd.), into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iv) the issuance of 5,130,305 Class B ordinary shares pursuant to the full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu upon the completion of this offering, (v) the issuance of 36,936 Series E preferred shares to China Equities HK Limited immediately prior to the completion of this offering, all of which will be automatically converted and re-designated as Class A ordinary shares upon issuance, pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus, and (vi) the issuance and sale of 68,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$10.50 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 shares authorized; 34,544,762 shares issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	965,516	142,205	—	—	—	—

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series B+ convertible redeemable preferred shares (US$0.0001 par value; 54,083,288 shares authorized, issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	1,507,698	222,060	—	—	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 shares authorized, issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	1,426,981	210,172	—	—	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 shares authorized, issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	1,547,413	227,909	—	—	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value; 79,087,225 shares authorized; 78,824,567 shares issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	2,610,598	384,500	—	—	—	—
Series F convertible redeemable preferred shares (US$0.0001 par value; 33,186,759 shares authorized, issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	1,222,580	180,067	—	—	—	—
Total mezzanine equity	9,280,786	1,366,913	—	—	—	—
Shareholders’ (Deficit) Equity:
Ordinary shares (US$0.0001 par value; 476,181,955 shares authorized; 89,856,101 shares issued and 73,464,235 shares outstanding on an actual basis; and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	48	7	—	—	—	—
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 shares authorized; 17,085,275 issued and outstanding on an actual basis, and none issued or outstanding on a pro forma or a pro forma as adjusted basis)	54,256	7,991	—	—	—	—

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Class A ordinary shares (US$0.0001 par value; none issued or outstanding on an actual basis, 354,646,335 issued and 338,254,469 outstanding on a pro forma basis, and 423,183,271 issued and 406,791,405 outstanding on a pro forma as adjusted basis)	—	—	229	34	276	41
Class B ordinary shares (US$0.0001 par value; none issued or outstanding on an actual basis, 53,322,863 issued and outstanding on a pro forma basis, and 58,453,168 issued and outstanding on a pro forma as adjusted basis)	—	—	36	5	40	6
Additional paid-in capital	—	—	9,334,825	1,374,872	11,311,765	1,666,043
Accumulated other comprehensive income	62,496	9,205	62,496	9,205	62,496	9,205
Accumulated deficit	(9,210,599)	(1,356,575)	(9,210,599)	(1,356,575)	(9,356,896)	(1,378,122)
Total shareholders’ (deficit) equity	(9,093,799)	(1,339,372)	186,987	27,541	2,017,681	297,173
Total mezzanine equity and shareholders’ (deficit) equity	186,987	27,541	186,987	27,541	2,017,681	297,173

(1)	The pro forma as adjusted information discussed above is illustrative only.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2020 was US$27.5 million, or US$0.07 per ordinary share on an as-converted basis as of that date and US$0.18 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$4.20 per Class A ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares (including 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu, all of which will become fully vested upon the completion of this offering and 36,936 Class A ordinary shares to be held by China Equities HK Limited upon the completion of this offering, all of which will have been converted and re-designated from 36,936 Series E preferred shares to be issued to China Equities HK Limited immediately prior to the completion of this offering pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus.

Without taking into account any other changes in pro forma net tangible book value after September 30, 2020, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$10.50 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been US$297.2 million, or US$0.64 per ordinary share and US$1.60 per ADS. This represents an immediate increase in net tangible book value of US$0.27 per ordinary share and US$0.66 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$3.56 per ordinary share and US$8.90 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	4.20	US$	10.50
Net tangible book value as of September 30, 2020	US$	0.37	US$	0.94
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.07	US$	0.18

Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of our preferred shares, (ii) the issuance of 5,130,305 Class B ordinary shares pursuant to the full vesting of the outstanding restricted share units granted to Mr. Andy Chang Liu, (iii) the issuance of 36,936 Series E preferred shares to China Equities HK Limited immediately prior to the completion of this offering, all of which will be automatically converted and re-designated as Class A ordinary shares upon issuance, pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus, which number of Series E preferred shares to be issued is calculated based on an initial public offering price of US$4.20 per Class A ordinary share, and (iv) this offering

	US$	0.64	US$	1.60
Amount of dilution in net tangible book value to new investors in this offering	US$	3.56	US$	8.90

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	396,744,573	85%	US$	512,080,000	64%	US$	1.29	US$	3.23
New investors	68,500,000	15%	US$	287,700,000	36%	US$	4.20	US$	10.50

Total	465,244,573	100%	US$	799,780,000	100.0%

The pro forma as adjusted information discussed above is illustrative only.

The discussion and tables above assume no exercise of options outstanding and no vesting of unvested restricted shares as of the date of this prospectus. As of the date of this prospectus, there are 44,299,397 outstanding options with a weighted average exercise price of US$0.19 per share and 18,800,037 unvested restricted shares. To the extent that any of these options are exercised or any of these unvested restricted shares are vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and most of our assets are located in China. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgement is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Tian Yuan Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai VIE, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained control over Shanghai VIE through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai VIE and its shareholders.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing VIE, in February 2019, and further entered into a series of contractual arrangements with Beijing VIE and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing WFOE, established in July 2019, effectively controls Beijing VIE.

To further expand our business operations, we established Beijing Xiaofeng Online Technology Co., Ltd., or Beijing Xiaofeng, in March 2019, and we gained control over Beijing Xiaofeng through Shanghai WFOE by entering into a series of contractual arrangements with Beijing Xiaofeng and its shareholders in August 2020, and the contractual arrangements are deemed effective from the incorporation of Beijing Xiaofeng. As of the date of this prospectus, there is no material business operations for Beijing VIE, Beijing WFOE and Beijing Xiaofeng.

We also established certain wholly-owned subsidiaries of Shanghai VIE and Beijing VIE to conduct our business, including Beijing Yiqi Science Technology Co., Ltd. in January 2017, Shang Li Qi Di Education Technology (Tianjin) Co., Ltd. in November 2019, Qi Mai Information Technology (Shanghai) Co., Ltd. in December 2019 and Taizhou Jiaojiang Yiqi Education Training School Co., Ltd. in June 2020. In addition, to operate our online after-school tutoring business, Beijing Yiqi Science Technology Co., Ltd obtained 100% sponsorship interest in Beijing Haidian District Yiqi Education Training School in July 2017 and Beijing VIE obtained 100% equity interest in Beijing Yiqi Information Technology Co., Ltd. in June 2020.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and their subsidiaries, as of the date of this prospectus:

Notes:

(1)

Shareholders of Shanghai VIE and their respective shareholdings in Shanghai VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%), a relative of Mr. Andy Chang Liu.

(2)

Shareholders of Beijing VIE and their respective shareholdings in Beijing VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

(3)

Shareholders of Beijing Xiaofeng and their respective shareholdings in Beijing Xiaofeng and relationship with our company are (i) Mr. Fuqiang Wang (50.0%), our employee, (ii) Mr. Dongwei Xiao (30.0%), our employee, and (iii) Mr. Bolei Yao (20.0%), our employee. We plan to wind down Beijing Xiaofeng because it does not engage in material business activities.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai WFOE and Beijing WFOE are our PRC subsidiaries, which we refer to as our WFOEs in this prospectus, and they are foreign-invested enterprises under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai VIE, Beijing VIE and Beijing Xiaofeng, our consolidated variable interest entities in China which we refer to as our VIEs in this prospectus, based on a series of contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders.

Agreements that provide us with effective control over our VIEs

Proxy Agreement and Powers of Attorney. Pursuant to the proxy agreement and powers of attorney executed by Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders and the respective power of attorney executed by each of Shanghai VIE’s shareholders, each of Shanghai VIE’s shareholders irrevocably authorized Shanghai WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Shanghai VIE, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, voting at such meetings, nominating and appointing directors, receiving dividends and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholders. The proxy agreement and powers of attorney will remain effective within the operating period of Shanghai VIE, unless otherwise unilaterally terminated by Shanghai WFOE in its sole discretion. The proxy agreement and powers of attorney were executed in May 2013, which were amended and restated in May 2020, and the amended and restated proxy agreement and powers of attorney were deemed effective from November 2018. The proxy agreement and powers of attorney were further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and each of Beijing VIE’s shareholders entered into a proxy agreement and powers of attorney and each of Beijing VIE’s shareholders entered into a power of attorney, each as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, each of which includes terms substantially similar to the proxy agreement and powers of attorneys relating to Shanghai VIE as described above, respectively.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and each of Beijing Xiaofeng’s shareholders entered into a proxy agreement and powers of attorney and each of Beijing Xiaofeng’s shareholders entered into a power of attorney, each of which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the proxy agreement and powers of attorneys relating to Shanghai VIE as described above, respectively.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders, Shanghai VIE’s shareholders pledged all of their equity interests of Shanghai VIE to Shanghai WFOE as security for performance of the obligations of Shanghai VIE and Shanghai VIE’s shareholders and their spouses, as applicable, under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters. During the term of the equity interest pledge agreement, Shanghai WFOE has the right to receive all of Shanghai VIE’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai WFOE, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Shanghai VIE and will have priority in receiving the proceeds from such disposal. Shanghai WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. Shanghai VIE and its shareholders undertake that, without the prior written consent of Shanghai WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the earlier of (i) the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by Shanghai WFOE pursuant to the terms and conditions of this equity interest pledge agreement, or (iii) that the shareholders of Shanghai VIE transfer all the equity held in Shanghai VIE to Shanghai WFOE or its designee(s) pursuant to the exclusive call option agreement. The equity interest pledge agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated equity interest pledge agreement was deemed effective from November 2018. The equity interest pledge agreement was further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and Beijing VIE’s shareholders entered into an equity interest pledge agreement, as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, which includes terms substantially similar to the equity interest pledge agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and Beijing Xiaofeng’s shareholders entered into an equity interest pledge agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the equity interest pledge agreement relating to Shanghai VIE as described above.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Beijing Xiaofeng, Shanghai VIE and Beijing VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai VIE and certain subsidiaries of Shanghai VIE, Shanghai WFOE has the exclusive right to provide or designate any third-party to provide, among other things, asset and business operation consultancy services, research and development services for education software and courseware, employee professional training services, human resource management services, market survey and research services, permission of intellectual property rights, and other business and technological support as needed to Shanghai VIE and its subsidiaries. In exchange, Shanghai VIE and its subsidiaries agree to pay service fees to Shanghai WFOE in an amount determined by Shanghai WFOE in its sole discretion and can be adjusted by Shanghai WFOE unilaterally. Without the prior written consent of Shanghai WFOE, Shanghai VIE or its subsidiaries cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations, which remain effective whether or not the agreement is amended or terminated. The exclusive management services and business cooperation agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai VIE or its subsidiaries terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai WFOE. The exclusive management services and business cooperation agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive management services and business cooperation agreement was deemed effective from November 2018.

In May 2020, Beijing WFOE, Beijing VIE and certain subsidiaries of Beijing VIE entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE and Beijing Xiaofeng entered into an exclusive management services and business cooperation agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shanghai VIE as described above.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders, each of the shareholders of Shanghai VIE has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of their equity interests in Shanghai VIE and Shanghai VIE has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, each at a purchase price of RMB1.0 or equal to the lowest price permissible by the then-applicable PRC laws and regulations, at Shanghai WFOE’s sole and absolute discretion to the extent permitted by PRC law. If the purchase price is higher than RMB1.0, the shareholders of Shanghai VIE shall promptly give all considerations they received from the exercise of the options to Shanghai WFOE or its designee(s). Shanghai VIE and its shareholders covenant that, without Shanghai WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shanghai VIE; (ii) transfer or otherwise dispose of their equity interests in Shanghai VIE; (iii) amend Shanghai VIE’s articles of association or change Shanghai VIE’s registered capital; (iv) cause Shanghai VIE to enter into or terminate any material contract to which Shanghai VIE is a party, except in the ordinary course of business; (v) change the scope of business of Shanghai VIE; (vi) allow Shanghai VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business; (vii) merge or consolidate Shanghai VIE with any other entity or acquire or invest in any other entity; (viii) distribute any dividend; (ix) sell, transfer, mortgage or otherwise dispose of any of Shanghai VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations; or (x) terminate, liquidate or dissolve Shanghai VIE. The exclusive call option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai VIE or its shareholders terminate the exclusive call option agreement. The exclusive call option agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive call option agreement was deemed effective from November 2018. The exclusive call option agreement was further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and Beijing VIE’s shareholders entered into an exclusive call option agreement, as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, which includes terms substantially similar to the exclusive call option agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and Beijing Xiaofeng’s shareholders entered into an exclusive call option agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the exclusive call option agreement relating to Shanghai VIE as described above.

Consent Letters. Pursuant to the consent letters executed by each of Shanghai VIE’s shareholders and its spouse on various dates, each signing shareholder and its spouse unconditionally and irrevocably agreed that the equity interest in Shanghai VIE held by and registered in the name of such shareholder be disposed of in accordance with the proxy agreement and powers of attorney, the equity interest pledge agreement, the exclusive management services and business cooperation agreement, and the exclusive call option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of its spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Shanghai VIE held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Shanghai VIE held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Each of Beijing VIE’s shareholders and its spouse entered into consent letters, as applicable, which includes terms substantially similar to the consent letters relating to Shanghai VIE as described above.

Each of Beijing Xiaofeng’s shareholders and its spouse entered into consent letters, as applicable, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the consent letters relating to Shanghai VIE as described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•

the ownership structures of our VIEs and our WFOEs in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the years ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019, and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations for the nine months ended September 30, 2019 and 2020, selected consolidated balance sheet data as of September 30, 2020, and selected consolidated cash flow data for the nine months ended September 30, 2019 and 2020 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Operations:
Net revenues	310,706	406,245	59,833	213,943	807,584	118,944
Cost of revenues	(104,967)	(173,476)	(25,550)	(102,216)	(322,103)	(47,441)

Gross profit	205,739	232,769	34,283	111,727	485,481	71,503
Operating expenses
Sales and marketing expenses(1)	(303,492)	(583,818)	(85,987)	(442,257)	(850,868)	(125,319)
Research and development expenses(1)	(398,627)	(491,266)	(72,356)	(362,652)	(422,631)	(62,247)
General and administrative expenses(1)	(203,129)	(157,793)	(23,240)	(125,485)	(182,943)	(26,945)

Total operating expenses	(905,248)	(1,232,877)	(181,583)	(930,394)	(1,456,442)	(214,511)

Loss from operations	(699,509)	(1,000,108)	(147,300)	(818,667)	(970,961)	(143,008)

Interest income	33,980	23,834	3,510	18,696	5,547	817
Interest expense	—	(485)	(71)	(334)	(2,841)	(418)
Foreign currency exchange gain (loss)	8,576	12,907	1,901	14,273	(6,321)	(931)
Other income (expenses), net	882	102	15	27	(273)	(40)
Loss before provision for income tax	(656,071)	(963,750)	(141,945)	(786,005)	(974,849)	(143,580)
Income tax expenses	—	—	—	—	—	—
Net loss	(656,071)	(963,750)	(141,945)	(786,005)	(974,849)	(143,580)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(88,449)	(443,703)	(3,755,679)	(553,152)
Net loss available to ordinary shareholders	(900,442)	(1,564,285)	(230,394)	(1,229,708)	(4,730,528)	(696,732)
Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(4.01)	(21.56)	(75.09)	(11.06)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	57,410,827	57,049,119	62,998,544	62,998,544

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	4,911	8,737	1,287	6,617	11,691	1,722
Research and development expenses	12,254	22,508	3,315	16,706	38,109	5,613
General and administrative expenses	106,365	61,845	9,109	55,040	75,780	11,161

Total	123,530	93,090	13,711	78,363	125,580	18,496

The following table presents our selected consolidated balance sheets data as of December 31, 2018 and 2019 and September 30, 2020:

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,252,983	653,859	96,303	814,085	119,902
Total current assets	1,336,557	757,624	111,585	989,263	145,704
Total assets	1,441,244	918,289	135,248	1,248,992	183,958
Accrued expenses and other current liabilities	222,459	309,031	45,515	405,631	59,743
Deferred revenue, current	75,737	243,521	35,867	510,844	75,239
Total current liabilities	322,727	680,704	100,257	979,474	144,261
Total liabilities	342,414	702,638	103,487	1,062,005	156,417
Total mezzanine equity	4,075,044	4,675,579	688,638	9,280,786	1,366,913
Total shareholders’ deficit	(2,976,214)	(4,459,928)	(656,877)	(9,093,799)	(1,339,372)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(418,865)	(631,288)	(92,978)	(588,142)	(526,400)	(77,531)
Net cash used in investing activities	(48,947)	(28,594)	(4,211)	(18,340)	(59,935)	(8,827)
Net cash generated from (used in) financing activities	1,550,372	84,449	12,438	(318)	782,156	115,199
Effect of exchange rate changes	72,803	(11,709)	(1,726)	8,158	(25,660)	(3,779)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	(86,477)	(598,642)	170,161	25,062
Cash, cash equivalents and restricted cash at the beginning of the year/period	120,481	1,275,844	187,912	1,275,844	688,702	101,435
Cash, cash equivalents and restricted cash at the end of the year/period	1,275,844	688,702	101,435	677,202	858,863	126,497

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020, making us the clear market leader in China according to the Frost & Sullivan Report. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer online K-12 large-class after-school tutoring services that complement students’ in-school learning with a higher level of personalization. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report. Our online K-12 large-class after-school tutoring services accounted for 30.2%, 88.5% and 93.0% of our total net revenues in 2018, 2019 and in the nine months ended September 30, 2020, respectively. We also offer other educational services, which primarily include membership-based premium educational content offerings.

Under our “in-school + after-school” integrated model, we leverage our profound insights into student academic performance in school to design our online after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019, and by 188.4% from 405 thousand in the nine months ended September 30, 2019 to 1,168 thousand in the nine months ended September 30, 2020. Net revenues from our online K-12 tutoring services increased by 283.0% from RMB93.9 million in 2018 to RMB359.6 million (US$53.0 million) in 2019, and by 312.4% from RMB182.1 million in the nine months ended September 30, 2019 to RMB751.1 million (US$110.6 million) in the nine months ended September 30, 2020. The gross billings of our online K-12 tutoring services increased by 268.4% from RMB148.4 million in 2018 to RMB546.7 million (US$80.5 million) in 2019, and by 227.0% from RMB328.9 million in the nine months ended September 30, 2019 to RMB1,075.4 million (US$158.4 million) in the nine months ended September 30, 2020. For discussions of gross billings of our online K-12 tutoring services and reconciliation of gross billings of online K-12 tutoring services to net revenues from online K-12 tutoring services, see “—Non-GAAP Financial Measures—Gross Billings of Online K-12 Tutoring Services.”

Our net revenues increased by 30.7% from RMB310.7 million in 2018 to RMB406.2 million (US$59.8 million) in 2019, and by 277.5% from RMB213.9 million in the nine months ended September 30, 2019 to RMB807.6 million (US$118.9 million) in the nine months ended September 30, 2020. We generated a net loss of RMB963.8 million (US$141.9 million) in 2019, compared with a net loss of RMB656.1 million in 2018, and a net loss of RMB974.8 million (US$143.6 million) in the nine months ended September 30, 2020, compared with a net loss of RMB786.0 million in the nine months ended September 30, 2019. Our adjusted net loss was RMB532.5 million in 2018, RMB870.7 million (US$128.2 million) in 2019, RMB707.6 million in the nine months ended September 30, 2019, and RMB849.3 million (US$125.1 million) in the nine months ended September 30, 2020. For discussions of reconciliation of our adjusted net loss to our net loss, see “—Non-GAAP Financial Measures—Adjusted Net Loss.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. Our results of operations are also subject to changes in the regulatory landscape affecting China’s education industry, particularly uncertainties relating to both in-school and after-school educational services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See “Risk Factors—Risks Relating to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education and smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations.” In addition, the COVID-19 pandemic has also broadly affected China’s education industry. Due to the public health concerns and the need for higher efficiency from relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for smart in-school classroom solutions and online after school tutoring services in China since the outbreak of COVID-19. However, COVID-19 has had, and may continue to have, a negative impact on the Chinese and world’s economy in general and our operations in particular. For more information, see “Risk Factors— Risks Relating to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak” and “Risk Factors— Risks Relating to Our Business and Industry—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to increase paid course enrollments

Our net revenues primarily consist of course fees we charge for our online after-school tutoring services, which is primarily driven by the increase in our paid course enrollments. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019, and by 188.4% from 405 thousand in the nine months ended September 30, 2019 to 1,168 thousand in the nine months ended September 30, 2020. We believe the growth in our paid course enrollment is directly affected by the quality and effectiveness of our course offerings. We will continually enhance our course offerings by further optimizing our course content, honing the instructors’ and tutors’ skills and strengthening our technologies. We will also further promote our brand, and optimize our sales and marketing efforts to generate paid course enrollments cost-effectively.

Our ability to increase course fees

Our net revenues are also affected by the level of course fees we charge for our online K-12 after-school tutoring courses. In 2019 and the nine months ended September 30, 2020, the prices of our online K-12 large-class dual-teacher tutoring courses on average were in line with those of other leading providers in China, according to the Frost & Sullivan Report. During the period from January 2018 to September 2020, we generally raised our course fees every 6 to 12 months. Our median level of course fees increased by 13% from 2018 to 2019, and increased by 34% from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. Our ability to increase the level of course fees is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. We will continue to monitor these factors and seek to regularly increase the level of our course fees.

Our ability to manage our costs and expenses effectively

Our gross and net margins depend on our ability to control our costs and expenses as we continue to grow and expand our large-class after-school tutoring services. Compensation costs, primarily including salaries, welfare, and service fees for our instructors and tutors, have accounted for a large majority of our cost of revenues. Our ability to control these costs depends significantly on whether we can further capitalize on the scalability of our large-class dual-teacher model and continually improve our efficiency and cost-effectiveness in deploying our instructors and tutors and adoption of technologies.

Sales and marketing expenses have been a major component of our operating expenses. Our promotional course expenses have been the main driver of our sales and marketing expenses as we sought to attract new students. Salaries and welfare of our sales and marketing personnel, including those related to both our in-school and after-school operations, has also been one of the largest items of our sales and marketing expenses as our sales and marketing team expanded. We have substantially improved our sales and marketing efficiency as our online after-school tutoring services scaled up rapidly, resulting in a significant decrease of sales and marketing expenses as a percentage of our net revenues from the nine months ended September 30, 2019 to the same period in 2020. To further lower or maintain our sales and marketing expenses as a percentage of our net revenues, we will continue to improve our efficiency and capitalize on our brand value and recognition of the high quality and effectiveness of our course offerings.

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. The increases in such expenses are in line with our continuous efforts to enhance the quality and breadth of our in-school and after-school tutoring products and services, particularly including the initial expenses in talent recruitment needed to lay the foundation in terms of technological and content development capacity to support our growth in course enrollments. Our research and development expenses also decreased significantly as a percentage of our net revenues from the nine months ended September 30, 2019 to the same period in 2020 as our operational scale expanded. We will continue to optimize our course content and enhance our technologies to attract new students and improve our operating efficiency.

Our ability to further strengthen our in-school business

Under our “in-school + after-school” integrated model, our after-school tutoring services benefit significantly from, and are highly synergistic with, our in-school business, which we believe fundamentally sets us apart from our competitors in the after-school tutoring industry. We leverage the data-driven insights accumulated in our in-school business to provide localized course offerings and personalized tutoring services that are complimentary to students’ in-school education, creating a highly effective and efficient after-school learning experience. In addition, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals.

To further magnify and capitalize on these benefits, we are committed to continually developing our in-school business. We believe that increasing our in-school products’ user base and user engagement will help us optimize our data-driven insights to further improve our after-school tutoring services, and strengthen our brand and customer trust to attract more enrollments of our courses.

Key Components of Results of Operations

Net Revenues

In 2019 and the nine months ended September 30, 2020, we derived the vast majority of our net revenues from the course fees that we charge for our large-class after-school tutoring courses. In 2018, we derived a majority of our net revenues from other educational services, while our large-class after-school tutoring services were in the early stages of development.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Online K-12 tutoring services	93,883	30.2	359,568	52,959	88.5	182,121	85.1	751,057	110,619	93.0
Other educational services	216,823	69.8	46,677	6,874	11.5	31,822	14.9	56,527	8,325	7.0

Total	310,706	100.0	406,245	59,833	100.0	213,943	100.0	807,584	118,944	100.0

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period of four months or less. For most of our courses, we continue to provide students 36 months access to the recorded courses after the online live courses have been delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

Our net revenues from other educational services in 2018 consisted primarily of the fees we charged for the self-directed learning resource subscription services that we previously offered. We ceased to provide these offerings in the second half of 2018 as we started to focus on our online K-12 large-class after-school tutoring services. Our net revenues from other educational services in 2019 and the nine months ended September 30, 2019 and 2020 consisted primarily of the subscription fees we charged for our membership-based premium educational content. The subscription periods range from 15 days to one year. We recognize the revenues related to self-directed learning resource subscription services and membership-based premium educational content subscription services proportionally throughout the subscription periods for our content. We collect the subscription fees in advance and record it as deferred revenue.

Cost of revenues

Our cost of revenues primarily consists of compensation costs, teaching material costs, and others. We expect our cost of revenues to increase in absolute amounts in the foreseeable future as we serve more students and offer more courses.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Compensation costs	79,762	25.7	108,579	15,992	26.7	62,881	29.4	214,843	31,643	26.6
Teaching material costs	11,557	3.7	23,985	3,533	5.9	13,814	6.5	45,789	6,744	5.7
Others	13,648	4.4	40,912	6,025	10.1	25,521	11.9	61,471	9,054	7.6

Total	104,967	33.8	173,476	25,550	42.7	102,216	47.8	322,103	47,441	39.9

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for our instructors and tutors.

Teaching material costs. Our teaching material costs primarily include costs of teaching materials provided to students of our paid courses and the logistics costs.

Others. Our other costs of revenues primarily include rental costs for our office space and studios, costs for the bandwidth required for our livestreaming courses, depreciation of the properties and equipment, and administrative costs for our course offerings.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	303,492	97.7	583,818	85,987	143.7	442,257	206.7	850,868	125,319	105.4
Research and development expenses	398,627	128.3	491,266	72,356	120.9	362,652	169.5	422,631	62,247	52.3
General and administrative expenses	203,129	65.4	157,793	23,240	38.8	125,485	58.7	182,943	26,945	22.7

Total	905,248	291.4	1,232,877	181,583	303.4	930,394	434.9	1,456,442	214,511	180.4

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (1) promotional course expenses, including teaching materials and promotional items provided to students of promotional courses, logistics expenses and service fees for promotional course teaching staff, (2) salaries and welfare for sales and marketing personnel of our in-school and after-school operations and (3) other expenses associated with our sales marketing activities, including rental, depreciation and other general expenses. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we seek to further promote our after-school tutoring and in-school products and services, such as through enhanced advertising initiatives.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Promotional course expenses	20,870	6.7	240,612	35,438	59.2	173,459	81.0	393,783	57,998	48.8
Salaries and welfare	165,205	53.2	209,158	30,806	51.5	159,287	74.5	165,642	24,396	20.5
Other expenses	117,417	37.8	134,048	19,743	33.0	109,511	51.2	291,443	42,925	36.1

Total	303,492	97.7	583,818	85,987	143.7	442,257	206.7	850,868	125,319	105.4

Research and development expenses. Our research and development expenses consist primarily of (1) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (2) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to increase in absolute amounts in the foreseeable future primarily due to our continued investments in the technologies and content.

The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses:
Salaries and welfare	261,772	84.2	375,812	55,351	92.5	280,086	130.9	331,300	48,795	41.0
Other expenses	136,855	44.1	115,454	17,005	28.4	82,566	38.6	91,331	13,452	11.3

Total	398,627	128.3	491,266	72,356	120.9	362,652	169.5	422,631	62,247	52.3

General and administrative expenses. Our general and administrative expenses consist primarily of (1) salaries and welfare for our general and administrative personnel and (2) other general and administrative expenses, including rental and depreciation expenses. We expect our general and administrative expenses to increase in absolute amounts in the future as our business continues to grow and as we incur increased costs related to our compliance obligations as a public company under U.S. securities laws.

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses:
Salaries and welfare	165,216	53.1	123,689	18,217	30.4	99,454	46.5	134,437	19,801	16.7
Other expenses	37,913	12.3	34,104	5,023	8.4	26,031	12.2	48,506	7,144	6.0

Total	203,129	65.4	157,793	23,240	38.8	125,485	58.7	182,943	26,945	22.7

Taxation

Cayman Islands

We are an exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, we are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary, Sunny Education (HK) Limited, is located in Hong Kong and is subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 and the nine months ended September 30, 2020.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu Information Technology Co., Ltd, our VIE, qualified as a High and New Technology Enterprise, or HNTE, in 2016, which reduced its enterprise income tax rate to 15%. Its current HNTE status is set to expire in 2022.

Our educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with PRC tax rules.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Online K-12 tutoring services	93,883	30.2	359,568	52,959	88.5	182,121	85.1	751,057	110,619	93.0
Other educational services	216,823	69.8	46,677	6,874	11.5	31,822	14.9	56,527	8,325	7.0
Total net revenues	310,706	100.0	406,245	59,833	100.0	213,943	100.0	807,584	118,944	100.0
Cost of revenues:	(104,967)	(33.8)	(173,476)	(25,550)	(42.7)	(102,216)	(47.8)	(322,103)	(47,441)	(39.9)

Gross profit	205,739	66.2	232,769	34,283	57.3	111,727	52.2	485,481	71,503	60.1

Operating expenses
Sales and marketing expenses(1)	(303,492)	(97.7)	(583,818)	(85,987)	(143.7)	(442,257)	(206.7)	(850,868)	(125,319)	(105.4)
Research and development expenses(1)	(398,627)	(128.3)	(491,266)	(72,356)	(120.9)	(362,652)	(169.5)	(422,631)	(62,247)	(52.3)
General and administrative expenses(1)	(203,129)	(65.4)	(157,793)	(23,240)	(38.8)	(125,485)	(58.7)	(182,943)	(26,945)	(22.7)
Total operating expenses	(905,248)	(291.4)	(1,232,877)	(181,583)	(303.4)	(930,394)	(434.9)	(1,456,442)	(214,511)	(180.4)

Loss from operations	(699,509)	(225.2)	(1,000,108)	(147,300)	(246.1)	(818,667)	(382.7)	(970,961)	(143,008)	(120.3)
Interest income	33,980	10.9	23,834	3,510	5.9	18,696	8.7	5,547	817	0.7
Interest expense	—	—	(485)	(71)	(0.1)	(334)	(0.2)	(2,841)	(418)	(0.4)
Foreign currency exchange gain (loss)	8,576	2.8	12,907	1,901	3.2	14,273	6.7	(6,321)	(931)	(0.8)
Other income (expenses), net	882	0.3	102	15	0.0	27	0.0	(273)	(40)	(0.0)
Loss before provision for income tax	(656,071)	(211.2)	(963,750)	(141,945)	(237.1)	(786,005)	(367.5)	(974,849)	(143,580)	(120.8)

Income tax expenses	—	—	—	—	—	—	—	—	—	—

Net loss	(656,071)	(211.2)	(963,750)	(141,945)	(237.1)	(786,005)	(367.5)	(974,849)	(143,580)	(120.8)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018			2019		2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	4,911	1.6	8,737	1,287	2.2	6,617	3.1	11,691	1,722	1.4
Research and development expenses	12,254	3.9	22,508	3,315	5.5	16,706	7.8	38,109	5,613	4.7
General and administrative expenses	106,365	34.2	61,845	9,109	15.2	55,040	25.7	75,780	11,161	9.5

Total	123,530	39.7	93,090	13,711	22.9	78,363	36.6	125,580	18,496	15.6

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. The COVID-19 pandemic has had a mixed impact on our Company’s operations. On the one hand, the COVID-19 pandemic resulted in schools closures across China, which created acute demand for digital technologies to enable schools to teach children online and accelerated the usage of K-12 smart in-school classroom solutions. At the same time, the school closures also led to increased demand for online after-school tutoring services and exposed many more families to the benefits of these offerings. While it is too early to say with certainty, we believe there is a possibility that this heightened exposure to online after-school tutoring will have a medium to long-term impact on consumer behavior and will bring forward the multi-year adoption curve of such offerings. On the other hand, the COVID-19 pandemic made it more difficult for our offline teacher service team to provide their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. It had also caused temporary closure of our live-broadcasting studios and some of our offices.

Net revenues

Our net revenues increased from RMB213.9 million in the nine months ended September 30, 2019 to RMB807.6 million (US$118.9 million) in the nine months ended September 30, 2020. This increase was primarily driven by the significant increase in net revenues from our online K-12 tutoring services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB182.1 million in the nine months ended September 30, 2019 to RMB751.1 million (US$110.6 million) in the nine months ended September 30, 2020. This increase was primarily driven by the growth in paid course enrollments in our courses and, to a lesser extent, the higher level of course fees we charged. The increase in paid course enrollments contributed RMB546.5 million of the incremental increase in net revenues from online K-12 tutoring services between the nine months ended September 30, 2019 and the same period in 2020. Our paid course enrollments increased by 188.4% from 405 thousand in the nine months ended September 30, 2019 to 1,168 thousand in the nine months ended September 30, 2020. The year-over-year increase in the median level of course fees for our courses from the nine months ended September 30, 2019 to the same period in 2020 was 34%, without taking into account the relative volume of any differently priced courses.

Net revenues from our online K-12 tutoring services indicates the pace at which we are growing our online K-12 tutoring services, the paid course enrollments measures how efficient our growth strategies have been implemented, and the median level of course fees indicates our ability to raise course fees.

All these metrics provide our management team with valuable insight into the effectiveness of our growth strategies and guidance for our future business plans.

•

Other educational services. Net revenues from our other educational services increased from RMB31.8 million in the nine months ended September 30, 2019 to RMB56.5 million (US$8.3 million) in the nine months ended September 30, 2020. This increase was primarily driven by the growth in subscriptions of our membership-based premium educational content.

The COVID-19 pandemic had a mixed impact on our net revenues in the nine months ended September 30, 2020. In early 2020, the COVID-19 pandemic prevented our offline teacher service team from providing their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. However, school closures also increased the demand for online learning and teaching tools from school administrators, teachers, students and parents. While the school closures in China did not have direct impact on our revenues, we believe the COVID-19 pandemic has transformed the general perception of online tools among many school administrators, teachers and local education department officials and we expect the pandemic to accelerate the adoption of our smart in-school classroom solution. We believe that this impact on usage behavior may expand the potential opportunity for our smart in-school classroom solution going forward.

As for our after-school tutoring business, widespread school closures related to the COVID-19 pandemic led to families engaging in more online learning while studying at home and led to increased demand for online after-school tutoring services. We believe that the long-term shift from offline to online after-school tutoring was already accelerating before the COVID-19 pandemic and was expected to continue for the foreseeable future. While we also believe that COVID-19 increased adoption of our online after-school tutoring services and our paid course enrollments during the outbreak period, it is impracticable for us to quantitatively estimate the specific positive impact on paid course enrollments and revenues we experienced due to COVID-19 given the rapid acceleration of online learning that was already underway. With some degree of confidence, we expect that the exposure many more families had to the benefits of online tutoring services during the outbreak period is likely to have a positive impact on consumer perception of online learning over time and to bring forward the multi-year adoption curve of such offerings.

Cost of revenues

Our cost of revenues increased from RMB102.2 million in the nine months ended September 30, 2019 to RMB322.1 million (US$47.4 million) in the nine months ended September 30, 2020. This increase was primarily due to the increases in compensation costs and teaching material costs, which are largely in line with the growth in our net revenues from online K-12 tutoring services.

•

Compensation costs. Our compensation costs increased from RMB62.9 million in the nine months ended September 30, 2019 to RMB214.8 million (US$31.6 million) in the nine months ended September 30, 2020, generally in line with the growth in our revenue from online K-12 tutoring services. The increase was primarily due to the increases in the numbers of instructors and tutors. The number of instructors increased from 171 as of September 30, 2019 to 340 as of September 30, 2020. The number of tutors increased from 1,199 as of September 30, 2019 to 2,992 as of September 30, 2020.

•

Teaching material costs. Our teaching material costs increased from RMB13.8 million in the nine months ended September 30, 2019 to RMB45.8 million (US$6.7 million) in the nine months ended September 30, 2020, primarily due to the increase in paid course enrollments of our after-school tutoring courses.

•

Other costs. Our other costs of revenues increased from RMB25.5 million in the nine months ended September 30, 2019 to RMB61.5 million (US$9.1 million) in the nine months ended September 30, 2020, primarily due to increased rental and administrative costs associated with the growth of our after-school tutoring services.

The COVID-19 pandemic caused temporary closure of our live-broadcasting studios and some of our offices from late January to early May 2020, leading to our adoption of alternative methods for online course delivery that resulted in different user experience for students during the period. However, we did not experience any material negative impact on our cost of revenues in the nine months ended September 30, 2020 as a direct result of the COVID-19 pandemic. Because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB11.9 million (US$1.7 million) in cost of revenues in the nine months ended September 30, 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar reliefs in the future.

Gross profit

As a result of the foregoing, our gross profit increased from RMB111.7 million in the nine months ended September 30, 2019 to RMB485.5 million (US$71.5 million) in the nine months ended September 30, 2020. Our gross margin increased from 52.2% in the nine months ended September 30, 2019 to 60.1% in the nine months ended September 30, 2020 due to the growth of our business operations scale and improvement in operational leverage.

Operating expenses

Our total operating expenses increased from RMB930.4 million in the nine months ended September 30, 2019 to RMB1,456.4 million (US$214.5 million) in the nine months ended September 30, 2020.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB442.3 million in the nine months ended September 30, 2019 to RMB850.9 million (US$125.3 million) in the nine months ended September 30, 2020. This increase was mainly driven by the increase in promotional course expenses as we enhanced our sales and marketing efforts to propel the growth of our after-school tutoring services. COVID-19 temporarily caused our teacher service team to be unable to provide face-to-face customer service to our teacher users, negatively impacting our offline promotional efforts for our smart in-school classroom solution. However, such challenges did not directly result in any material changes in our sales and marketing expenses in the nine months ended September 30, 2020.

•

Promotional course expenses. Promotional course expenses increased from RMB173.5 million in the nine months ended September 30, 2019 to RMB393.8 million (US$58.0 million) in the nine months ended September 30, 2020, primarily due to the increased service fees for promotional course teaching staff to support the enhanced promotional efforts for our after-school tutoring services.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB159.3 million in the nine months ended September 30, 2019 to RMB165.6 million (US$24.4 million) in the nine months ended September 30, 2020, primarily due to an increase in the number of our sales and marketing staff members from 869 as of September 30, 2019 to 1,055 as of September 30, 2020.

•

Other expenses. Other sales and marketing expenses increased from RMB109.5 million in the nine months ended September 30, 2019 to RMB291.4 million (US$42.9 million) in the nine months ended September 30, 2020, primarily due to the increase in marketing and promotion expense, rental and other miscellaneous expenses to support our enhanced sales and marketing efforts.

Research and development expenses. Our research and development expenses increased from RMB362.7 million in the nine months ended September 30, 2019 to RMB422.6 million (US$62.2 million) in the nine months ended September 30, 2020, primarily due to the increase in salaries and welfare for our research and development personnel.

•	Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB280.1 million in the nine months ended September 30, 2019 to RMB331.3 million (US$48.8 million) in the nine months ended September 30, 2020, primarily due to an increase in share-based compensation due to an incremental cost incurred as a result of the modification to options in March 2020, and an increase in the total number of our technology and content development staff members from 666 as of September 30, 2019 to 940 as of September 30, 2020.

•

Other expenses. Other research and development expenses increased from RMB82.6 million in the nine months ended September 30, 2019 to RMB91.3 million (US$13.5 million) in the nine months ended September 30, 2020, primarily due to increases in various expenses for content development activities in line with the growth of our business.

General and administrative expenses. Our general and administrative expenses increased from RMB125.5 million in the nine months ended September 30, 2019 to RMB182.9 million (US$26.9 million) in the nine months ended September 30, 2020. This increase was primarily attributable to the increase in salaries and welfare for general and administrative personnel.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel increased from RMB99.5 million in the nine months ended September 30, 2019 to RMB134.4 million (US$19.8 million) in the nine months ended September 30, 2020, primarily due to an increase of the number of our general and administrative staff members from 138 as of September 30, 2019 to 233 as of September 30, 2020. In addition, the share-based compensation expenses allocated to general and administrative expenses increased from RMB55.0 million in the nine months ended September 30, 2019 to RMB75.8 million (US$11.2 million) in the same period in 2020 partially due to the share-based compensation expenses recorded during the nine months ended September 30, 2020 related to the purchase by Mr. Andy Chang Liu and Mr. Dun Xiao of certain Series E convertible redeemable preferred shares from one existing shareholder.

•

Other expenses. Other general and administrative expenses increased from RMB26.0 million in the nine months ended September 30, 2019 to RMB48.5 million (US$7.1 million) in the nine months ended September 30, 2020 due to the growth of our business operations scale.

The COVID-19 pandemic caused temporary closure of some of our offices from late January to early May 2020. Our operations continued digitally and online during the period, while we experienced temporary losses of work efficiency. The temporary closure of some of our offices did not have any material negative impact on our operating expenses in the nine months ended September 30, 2020. In addition, because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB48.6 million (US$7.2 million) in operating expenses in the nine months ended September 30, 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar reliefs in the future.

Loss from operations

Our loss from operations increased from RMB818.7 million in the nine months ended September 30, 2019 to RMB971.0 million (US$143.0 million) in the nine months ended September 30, 2020.

Interest income

Our interest income decreased from RMB18.7 million in the nine months ended September 30, 2019 to RMB5.5 (US$0.8 million) in the same period in 2020, primarily due to our lower average excess cash balance.

Net loss

As a result of the foregoing, our net loss increased from RMB786.0 million in the nine months ended September 30, 2019 to RMB974.8 million (US$143.6 million) in the nine months ended September 30, 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Net revenues

Our net revenues increased from RMB310.7 million in 2018 to RMB406.2 million (US$59.8 million) in 2019. This increase was primarily driven by the increase in net revenues from our online K-12 tutoring services, partially offset by the decrease in revenue generated from other educational services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB93.9 million in 2018 to RMB359.6 million (US$53.0 million) in 2019. This increase was primarily driven by the increases in paid course enrollments and, to a lesser extent, the higher level of course fees we charged. Our large-class after-school tutoring services were in the early stages of development in 2018, and we made substantial expansion and improvements of our course offerings in 2019. The increase in paid course enrollments contributed RMB239.8 million of the incremental increase in net revenues from online K-12 tutoring services between 2018 and 2019. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019. The year-over-year increase in the median level of course fees for our courses from 2018 to 2019 was 13%, without taking into account the relative volume of any differently priced courses.

•

Other educational services. Net revenues from our other educational services decreased from RMB216.8 million in 2018 to RMB46.7 million (US$6.9 million) in 2019, as we ceased to provide self-directed learning resource subscription services in the second half of 2018, while our membership-based premium educational content offerings were still in an early stage of development in 2019.

Cost of revenues

Our cost of revenues increased from RMB105.0 million in 2018 to RMB173.5 million (US$25.6 million) in 2019. This increase was primarily due to the increase in compensation costs as we significantly expanded the scale of our large-class after-school tutoring services in 2019.

•

Compensation costs. Our compensation costs increased from RMB79.8 million in 2018 to RMB108.6 million (US$16.0 million) in 2019, generally in line with the growth in revenue from online K-12 tutoring services. This increase was primarily due to the increases in the numbers of instructors and tutors The number of instructors increased by 261.4% from 57 as of December 31, 2018 to 206 as of December 31, 2019. The number of tutors increased by 64.8% from 1,132 as of December 31, 2018 to 1,866 as of December 31, 2019.

•	Teaching material costs. Our teaching material costs increased from RMB11.6 million in 2018 to RMB24.0 million (US$3.5 million) in 2019, primarily due to the increase in our paid course enrollments.

•

Other costs. Our other costs of revenues increased from RMB13.6 million 2018 to RMB40.9 million (US$6.0 million) in 2019, primarily due to increased rental, deprecation and bandwidth costs associated with the growth of our after-school tutoring services.

Gross profit

As a result of the foregoing, our gross profit increased from RMB205.7 million in 2018 to RMB232.8 million (US$34.3 million) in 2019. Our gross margin decreased from 66.2% in 2018 to 57.3% in 2019, primarily due to the shift of our business focus to online after-school tutoring services, which requires us to incur significant costs for instructors and tutors.

Operating expenses

Our total operating expenses increased from RMB905.2 million in 2018 to RMB1,232.9 million (US$181.6 million) in 2019.

Sales and marketing expenses. Our selling expenses increased from RMB303.5 million in 2018 to RMB583.8 million (US$86.0 million) in 2019. This increase was mainly driven by the increases in promotional course expenses and salaries and welfare for our sales and marketing personnel.

•

Promotional course expenses. Promotional course expenses increased from RMB20.9 million in 2018 to RMB240.6 million (US$35.4 million) in 2019, primarily due to the increased expenses for teaching materials and promotional items, logistics expenses and service fees for promotional course teaching staff.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB165.2 million in 2018 to RMB209.2 million (US$30.8 million) in 2019, primarily due to the increase in performance-based compensations for sales and marketing personnel.

•

Other expenses. Other sales and marketing expenses increased from RMB117.4 million in 2018 to RMB134.0 million (US$19.7 million) in 2019, primarily due to the increase in rental expenses to support our enhanced sales and marketing efforts for our after-school tutoring services.

Research and development expenses. Our research and development expenses increased from RMB398.6 million in 2018 to RMB491.3 million (US$72.4 million) in 2019, primarily due to the increase in salaries and welfare for our research and development personnel.

•

Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB261.8 million in 2018 to RMB375.8 million (US$55.4 million) in 2019, primarily due to an increase of the total number of our technology and content development staff members from 843 as of December 31, 2018 to 910 as of December 31, 2019.

•

Other expenses. Other research and development expenses decreased from RMB136.9 million in 2018 to RMB115.5 million (US$17.0 million) in 2019, primarily due to certain nonrecurring in-school products related expense in 2018.

General and administrative expenses. Our general and administrative expenses decreased from RMB203.1 million in 2018 to RMB157.8 million (US$23.2 million) in 2019. This decrease was primarily attributable to the decrease in salaries and welfare for our general and administrative personnel.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB165.2 million in 2018 to RMB123.7 million (US$18.2 million) in 2019, primarily because our share-based compensation allocated to general and administrative expenses decreased from RMB106.4 million in 2018 to RMB61.8 million (US$9.1 million) in 2019. This decrease was due to the immediate vesting of certain restricted shares in 2018 which were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer in connection with the issuance of Series E convertible redeemable preferred shares.

•

Other expenses. Other general and administrative expenses decreased from RMB37.9 million in 2018 to RMB34.1 million (US$5.0 million) in 2019, primarily due to the certain one-off miscellaneous service fees we incurred in 2018 as we sought to expand our operations.

Loss from operations

Our loss from operations increased from RMB699.5 million in 2018 to RMB1,000.1 million (US$147.3 million) in 2019.

Interest income

Our interest income decreased from RMB34.0 million 2018 to RMB23.8 (US$3.5 million) in 2019, primarily due to a decrease in our excess cash.

Net loss

As a result of the foregoing, we incurred net loss of RMB963.8 million (US$141.9 million) in 2019, compared with RMB656.1 million in 2018.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the seven quarters from January 1, 2019 to September 30, 2020. You should read the following table in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(Unaudited) (in RMB thousands)
Net revenues	53,388	54,962	105,593	192,302	229,048	271,403	307,133
Cost of revenues	(18,193)	(28,621)	(55,402)	(71,260)	(82,192)	(97,995)	(141,916)
Gross profit	35,195	26,341	50,191	121,042	146,856	173,408	165,217
Operating expenses
Sales and marketing expenses	(94,968)	(127,572)	(219,717)	(141,561)	(193,049)	(162,252)	(495,567)
Research and development expenses	(118,294)	(120,428)	(123,930)	(128,614)	(132,689)	(136,397)	(153,545)
General and administrative expenses	(71,333)	(25,333)	(28,819)	(32,308)	(48,895)	(45,065)	(88,983)

Total operating expenses	(284,595)	(273,333)	(372,466)	(302,483)	(374,633)	(343,714)	(738,095)

Loss from operations	(249,400)	(246,992)	(322,275)	(181,441)	(227,777)	(170,306)	(572,878)

Interest income	9,427	4,305	4,964	5,138	1,584	3,115	848
Interest expense	—	—	(334)	(151)	(1,021)	(1,705)	(115)
Foreign currency exchange (loss) gain	(3,369)	8,623	9,019	(1,366)	256	76	(6,653)
Other income (loss), net	280	(689)	436	75	2,751	(922)	(2,102)

Loss before provision for income tax	(243,062)	(234,753)	(308,190)	(177,745)	(224,207)	(169,742)	(580,900)

Income tax expenses	—	—	—	—	—	—	—

Net loss	(243,062)	(234,753)	(308,190)	(177,745)	(224,207)	(169,742)	(580,900)

We experienced continued growth in our net revenues during the seven quarters from January 1, 2019 to September 30, 2020. The increase was primarily driven by the increased net revenues from the online K-12 tutoring services, which was due to the growth in paid course enrollments in our courses as well as the increase of the level of course fees we charged for the our online K-12 after-school tutoring courses. The COVID-19 pandemic had a mixed impact on our net revenues in the nine months ended September 30, 2020. In early 2020, the COVID-19 pandemic prevented our offline teacher service team from providing their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. However, widespread school closures also increased the demand for online learning and teaching tools and for online after-school tutoring services.

We also experienced continued increases in cost of revenues and operating expenses during these periods, but our cost of revenues and operating expenses do not necessarily directly correspond to changes in our net revenues. Compared with the first quarter of 2019, our gross margin decreased in the second and the third quarter of 2019, which was due to the shift of our business focus to online-after-school tutoring services and our online after-school tutoring services not yet operating at a large scale. Our sales and marketing expenses increased significantly from RMB95.0 million in the first quarter of 2019 to RMB495.6 million in the third quarter of 2020, primarily due to the increased promotional course expenses, including teaching materials, logistics expenses and service fees for promotional course teaching staff to support the promotional efforts for our after-school tutoring services. In particular, our promotional course expenses and compensation to sales and marketing staff were generally higher in the first and the third quarters primarily due to the larger amounts of enrollments in our promotional courses for the summer and winter holiday seasons, which served to help generate paid course enrollments in the following quarters. The increase in our research and development expenses as well as general and administrative expense during these periods is primarily due to the increase in the total number of personnel, in connection with the rapid expansion of our online K-12 after school tutoring service. The large amount of general and administrative expense in the first quarter of 2019 was primarily attributable to the fact that Mr. Andy Chang Liu voluntarily forwent his right to receive certain awards of restricted shares for the purpose of increasing the share based awards available for future grants to our other employees. Such forgoing of awards resulted in a share-based compensation charge of RMB42.9 million in the first quarter of 2019. The increase in general and administrative expense in the first quarter of 2020 was due to an incremental cost incurred as a result of the modification to options in March 2020. In September 2020, a compensation expense of RMB36.7 million was recorded in relation of the purchase by Mr. Andy Chang Liu and Mr. Dun Xiao of certain number of series E convertible redeemable preferred shares from one existing shareholder, which lead to a higher general and administrative expense in the third quarter of 2020.

Our results of operations are subject to fluctuation and changes in market conditions. For example, we may generate higher growth in net revenues in the second and fourth quarters in the future because of the increased paid course enrollments for the spring and fall semesters. We may also experience lower net margin in the first and third quarters in the future, primarily due to higher sales and marketing expenses resulting from increased enrollments in our promotional courses for the summer and winter holiday seasons. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Risk Factors—Risks Related to Our Business—Our results of operations are subject to seasonal fluctuations.”

Non-GAAP Financial Measures

Gross Billings of Online K-12 Tutoring Services

Gross billings of online K-12 tutoring services is a non-GAAP financial measure. We define gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. We generally bill our students for the entire course fee at the time of sale of our courses and recognize revenue proportionally as the classes are delivered over a period typically lasting four months or less. We also offer students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. We consider gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of our after-school tutoring services in general.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings of online K-12 tutoring services to net revenues of our online K-12 tutoring services for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of online K-12 tutoring services	93,883	359,568	52,959	182,121	751,057	110,619
Add: VAT and surcharges	5,633	21,574	3,178	10,927	45,063	6,637
Add: ending deferred revenue	57,155	218,919	32,243	190,179	488,078	71,886
Add: ending refund liability	2,088	5,907	870	4,908	16,050	2,364
Less: beginning deferred revenue	10,028	57,155	8,418	57,155	218,919	32,243
Less: beginning refund liability	294	2,088	308	2,088	5,907	870

Gross billings of online K-12 tutoring services (non-GAAP)	148,437	546,725	80,524	328,892	1,075,422	158,393

Adjusted Net Loss

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance. We believe that adjusted net loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical adjusted net loss to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(656,071)	(963,750)	(141,945)	(786,005)	(974,849)	(143,580)
Share-based compensation	123,530	93,090	13,711	78,363	125,580	18,496

Adjusted net loss	(532,541)	(870,660)	(128,234)	(707,642)	(849,269)	(125,084)

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(418,865)	(631,288)	(92,978)	(588,142)	(526,400)	(77,531)
Net cash used in investing activities	(48,947)	(28,594)	(4,211)	(18,340)	(59,935)	(8,827)
Net cash generated from (used in) financing activities	1,550,372	84,449	12,438	(318)	782,156	115,199
Effect of exchange rate changes	72,803	(11,709)	(1,726)	8,158	(25,660)	(3,779)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	(86,477)	(598,642)	170,161	25,062
Cash, cash equivalents and restricted cash at the beginning of the year/period	120,481	1,275,844	187,912	1,275,844	688,702	101,435
Cash, cash equivalents and restricted cash at the end of the year/period	1,275,844	688,702	101,435	677,202	858,863	126,497

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2018 and 2019 and September 30, 2020, our cash, cash equivalents and restricted cash were RMB1,275.8 million, RMB688.7 million (US$101.4 million), and RMB858.9 million (US$126.5 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2018 and 2019 and September 30, 2020, our short-term investments were RMB20.0 million, nil, and nil, respectively. Short-term investments generally consist of financial products purchased from financial institutions with original maturities of over three months and less than one year. As of December 31, 2018 and 2019 and September 30, 2020, our prepaid expenses and other current assets were RMB38.1 million, RMB66.3 million (US$9.8 million) and RMB130.4 million (US$19.2 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid service fees, receivables from third-party payment platforms and prepaid rental expenses.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve month. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of September 30, 2020, 48.9% and 51.1% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 38.5% were denominated in Renminbi and 61.5% were denominated in U.S. dollars. As of September 30, 2020, 15.0% of cash and cash equivalents were held by our VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in the nine months ended September 30, 2020. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIEs. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities for the nine months ended September 30, 2020 was RMB526.4 million (US$77.5 million). The difference between net cash used in operating activities and net loss of RMB974.8 million (US$143.6 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB125.6 million (US$18.5 million) and noncash lease expenses of RMB44.1 million (US$6.5 million), and an increase in working capital mainly resulted from an increase of RMB268.2 million (US$39.5 million) in deferred revenue due to our rapid business expansion, partially offset by an increase of RMB106.6 (US$15.7 million) in operating lease right-of-use assets attributable to additional leased properties to support our business expansion.

Net cash used in operating activities in 2019 was RMB631.3 million (US$93.0 million). The difference between net cash used in operating activities and net loss of RMB963.8 million (US$141.9 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB93.1 million (US$13.7 million) and noncash lease expenses of RMB41.8 million (US$6.2 million), and an increase in working capital mainly resulted from an increase of RMB168.3 million (US$24.8 million) in deferred revenue due to our rapid business expansion and an increase of RMB82.7 million (US$12.2 million) in accrued expenses and other current liabilities attributable to the increased accrued expenses for teaching materials and service fees to third-party service providers for online K-12 tutoring courses, partially offset by an increase of RMB63.8 million (US$9.4 million) in operating lease right-of-use assets attributable to additional leased properties to support our business expansion.

Net cash used in operating activities in 2018 was RMB418.9 million. The difference between net cash used in operating activities and net loss of RMB656.1 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB123.5 million, and an increase in working capital mainly resulted from an increase of RMB112.7 million in accrued expenses and other current liabilities attributable to the increased accrued operating expenses and the increased salary and welfare payable primarily due to the increase in the number of staff members, partially offset by an increase of RMB35.8 million in operating lease right-of-use assets attributable to additional leased properties to support our business expansion and an increase of RMB24.7 million in prepaid expenses and other current assets resulting from the increased prepaid other service fees resulting from the increased prepayment for the purchase of learning materials.

Investing activities

Net cash used in investing activities for the nine months ended September 30, 2020 was RMB59.9 million (US$8.8 million), primarily due to RMB59.9 million (US$8.8 million) used in purchase of property and equipment.

Net cash used in investing activities in 2019 was RMB28.6 million (US$4.2 million), primarily due to RMB48.6 million (US$7.2 million) used in purchase of property and equipment, partially offset by RMB20.0 million (US$2.9 million) in proceeds from maturity of short-term investments.

Net cash used in investing activities in 2018 was RMB48.9 million, primarily due to RMB33.9 million used in purchase of property and equipment and RMB20.0 million used in purchase of short-term investments.

Financing activities

Net cash generated from financing activities in the nine months ended September 30, 2020 was RMB782.2 million (US$115.2 million), primarily attributable to RMB849.5 million (US$125.1 million) in proceeds from the issuance of our Series F convertible redeemable preferred shares.

Net cash generated from financing activities in 2019 was RMB84.4 million (US$12.4 million), primarily attributable to RMB85.0 million (US$12.5 million) in proceeds from short-term borrowings.

Net cash generated from financing activities in 2018 was RMB1,550.4 million, primarily attributable to RMB1,588.1 million in net proceeds from the issuance of our Series E convertible redeemable preferred shares.

Capital expenditures

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment related to our educational services. Our capital expenditures were RMB33.9 million, RMB48.6 million (US$7.2 million) and RMB59.9 million (US$8.8 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2020.

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	144,551	53,694	65,371	25,486	—
Debt commitments(2)	18,202	18,202	—	—	—

Notes:

(1)	Represents minimum payments under non-cancelable operating leases related to offices, excluding short-term leases.
(2)	Represents commitments in connection with the short-term borrowings including unpaid interest payment as of September 30, 2020.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We have adopted the new standard as of January 1, 2018 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our revenue is reported net of discount, value added tax and related surcharges. Prior to 2019, our revenue was primarily generated from the self-directed learning resource subscription services. We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, which became our major source of revenue in 2019. The primary sources of our revenues are as follows:

Online K-12 tutoring services

We offer various types of online K-12 tutoring services. Our online K-12 tutoring services consist of several components, including online live broadcasting classes, provisioning of teaching material, academic assessments, and analysis of learning outcomes during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfil the service promise if transferred independently to the customers. Therefore, we have determined that the live interactive tutoring services represents one performance obligation. The service period for the live interactive tutoring services is generally less than four months.

We also offer the customers a content playback service once each of the live tutoring class is delivered. In the content playback service, the customers have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities are provided during the playback period. The revenue related to the content playback service is not material.

We determined that the live interactive tutoring service and content playback service are two separate performance obligations under Topic 606, as these two deliverables are distinct that customer can benefit from each other on their own and our promises to deliver the services are separately identifiable from each other in the contract.

Course fees are collected in advance. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. We also offer refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

We, from time to time, provide incentives to customers. We distribute cash coupons to attract both existing and prospective students to enroll in future classes. The students can redeem the coupons as a reduction to the payment for future online K-12 tutoring services. The coupon does not constitute material right as it is granted independently to the purchase of a course with us and is accounted for as a reduction of transaction price when the coupons are redeemed.

We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the course fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. We also determine the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost plus margin methodology.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as we concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as we concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as we provides such services throughout the playback period.

Other educational services

Net revenues from other educational services in 2018 consisted primarily of the fees we charged for the self-directed learning resource subscription services we previously offered. We ceased to provide these offerings in the second half of 2018. Net revenues from other educational services in 2019 consisted primarily of the subscription fees we charged for our membership-based premium educational content. The subscription periods range from 15 days to one year. We have determined that the self-directed learning resource subscription services and membership-based premium educational content subscription services each represent a performance obligation, and recognizes the related revenues proportionally throughout the subscription periods for the content. We collect the content subscription fee in advance and record it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as we concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Consolidation of Variable Interest Entity

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunication services and certain other businesses in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries.

Our wholly-owned PRC subsidiaries hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:

•	Exclusive Management Services and Business Cooperation Agreement

•	Equity Interest Pledge Agreement

•	Exclusive Call Option Agreement

•	Proxy Agreement and Powers of Attorney

•	Consent Letters

Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of VIEs, and receive the economic benefits of VIEs. In making the conclusion that we are the primary beneficiary of VIEs, we believe our rights under the exclusive call option agreements and proxy agreement and powers of attorney have reinforced our abilities to direct the activities most significantly impacting VIEs’ economic performance. We also believe that this ability to exercise control ensures that VIEs would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from VIEs and their subsidiaries. Accordingly, as the primary beneficiary of the VIEs in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, the above contractual agreements are valid, binding and enforceable under PRC laws. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Ordinary Shares

Prior to this offering, we were a private company with no quoted market prices for our ordinary shares. We therefore made estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees and external consultants to determine the grant date fair value of the award. The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share	DLOM	Discount Rate	Purpose of Valuation
September 30, 2018	Ordinary shares	US$1.31	18%	25%	To determine the fair value of share option grant and the value of share-based compensation
December 31, 2018	Ordinary shares	US$1.32	17%	25%	To determine the fair value of share option grant and the value of share-based compensation
December 31, 2019	Ordinary shares	US$1.52	14%	24%	To determine the fair value of share option grant and the value of share-based compensation
March 31, 2020	Ordinary shares	US$1.91	14%	22%	To determine the fair value of share option grant and the value of share-based compensation
June 30, 2020	Ordinary shares	US$2.65	8%	21%	To determine the fair value of share option grant and the value of share-based compensation
September 30, 2020	Ordinary shares	US$4.54	6%	20%	To determine the fair value of share option grant and the value of share-based compensation
November 12, 2020	Ordinary shares	US$4.20*	4%	18.5%	To determine the fair value of share option grant and the value of share-based compensation

*	Fair value determined by us taking into account the anticipated initial public offering price range and the expected timing of our initial public offering.

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series:

Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flows represents our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there is no ready market for our shares in a closely-held company like us. Such valuation estimates will no longer be necessary once we go public and our underlying shares begin trading as we will rely on the market price to determine the market value of our common stock.

The fair value of our ordinary shares increased from US$1.52 per share as of December 31, 2019 to US$4.54 per share as of September 30, 2020. The increase was primarily attributable to factors such as the rapid growth of our course enrollments and the after-school tutoring services in general, as well as the fact that we made significant progress in our IPO plan and made our first submission of our registration statement in September 2020. Therefore, when valuing our ordinary shares as of September 30, 2020, we adjusted our financial forecast upwards, lowered discount rate from 24% to 20% and lowered DLOM from 14% to 6% comparing to December 31, 2019. The fair value of our ordinary shares decreased from US$4.54 per share as of September 30, 2020 to US$4.20 per share as of November 12, 2020, which takes into account the anticipated initial public offering price range and the expected timing of our initial public offering.

Share-based Compensation

We grant share options and restricted shares to employees and external consultants and account for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

We measure the cost of the share-based awards based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally requisite service period as required by the award agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for vested portion is recognized immediately and the incremental portion of share-based compensation for unvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation costs related to the canceled award is recognized immediately upon cancellation.

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance conditions are considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with performance conditions unless and until the performance condition is determined to be probable of achievement.

As one of the conditions to the closing of the Series D convertible redeemable preferred shares, we entered into a restricted share purchase agreement with Mr. Andy Chang Liu. Pursuant to this agreement, we issued an aggregate 25,449,238 ordinary shares at a par value of $0.0001. We have the option to repurchase the ordinary shares held by Mr. Andy Chang Liu at par value of the ordinary shares in the event of voluntary or involuntary termination of the employment of Mr. Andy Chang Liu, or the Repurchase Right. The Repurchase Right functions as a forfeiture provision. The restricted shares are released from the Repurchase Right over 48 equal monthly instalments starting from the grant date. Additionally, in accordance with the restricted share purchase agreement, all restricted shares granted to Mr. Andy Chang Liu will be released from the Repurchase Right and other restrictions upon the earlier of (i) a qualified public offering, (ii) a trade sale pursuant to which the equity valuation immediately prior to such trade sale being not less than $1.2 billion, or (iii) the completion of any equity financing from any third party pursuant to which the pre-money equity valuation immediately prior to the completion of such financing is not less than $1.2 billion. Mr. Andy Chang Liu is entitled to cash dividend on the nonvested restricted shares. We assessed the occurrence of the acceleration conditions as described above and concluded that those were not probable to occur during the four years following the date of grant. As such, we recognize the amount as compensation expense over the service period of four years since the date of grant.

In determining the value of share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30, 2020
	2018		2019
Expected volatility(1)		48.3%~50.5%		50.1%~50.8%		50.1%~50.5%
Risk-free interest rate(2)		3.7%~3.9%		3.2%~3.3%		2.7%~3.2%
Exercise multiples(3)		2.2~2.8		2.2~2.8		2.2~2.8
Expected dividend yield(4)		0.0%		0.0%		0.0%
Fair value of underlying ordinary shares(5)	US$	1.31~US$1.48	US$	1.32~US$1.52	US$	1.52~US$2.64
Life of options(6)		10		10		10

Notes:

(1)

We estimated the volatility of the underlying ordinary shares during the lives of the options based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2)

We estimated risk-free interest rate based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(3)	Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.
(4)	We estimated dividend yield based on its expected dividend policy over the expected term of the options.
(5)	We estimated fair value of underlying ordinary shares based on a valuation with the assistance of a third party appraiser.
(6)	Extracted from option agreements.

During the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020, we recorded share-based compensation expenses of RMB123.5 million, RMB93.1 million (US$13.7 million) and RMB125.6 million (US$18.5 million).

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness as well as other control deficiencies in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy the identified material weakness, we have implemented, and plan to continue to (i) hire additional qualified financial and accounting staff with working experience of U.S. GAAP, establish clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues, and organize an ongoing program to provide sufficient training for financial reporting and accounting personnel related to U.S. GAAP and (ii) develop U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls over our information systems. We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See “Risk Factors—Risk Factors Relating to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

17 Education & Technology Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

All of our net revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated September 16, 2020 and commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. In this and other sections of this prospectus, K-12 education generally refers to primary school and secondary school education and excludes preschool education.

Overview of China’s K-12 Education System

China has the largest K-12 education system in the world. As of December 31, 2019, China’s K-12 system had 178.0 million students, including approximately 105.6 million primary school students, 48.3 million middle school students, and 24.1 million high school students across over 226,000 schools. Students begin their education in pre-school and kindergarten before completing nine years of compulsory education in primary and middle schools. After the ninth grade, students have the choice to attend high school, whereby, after three years, they can matriculate to universities and post-graduate programs. Admissions to schools and universities in China are primarily determined by students’ performance on standardized entrance exams, primarily the high school entrance exam, or Zhongkao, and the college entrance exam, or Gaokao. The pressure of being admitted into a top school and university extends throughout a student’s K-12 education, given the scarcity of high-quality education resources in China. For example, according to the Frost & Sullivan Report, 10.3 million high school graduates attended the Gaokao in 2019, only 41.8% of whom were admitted to universities and 11.1% of whom were admitted to 1st-tier universities in China. In addition to the high-stakes entrance exams, starting in primary school, students face various forms of academic assessments periodically administered at the class, grade, school and district levels. These assessments are important ways for teachers and parents to monitor students’ academic performance and determine how best to improve their educational outcomes.

Education in China is primarily managed by the public education system, which falls under the jurisdiction of the Ministry of Education and the provincial, municipal, district and other local authorities across the country. In 2019, according to the Frost & Sullivan Report, approximately 88.8% of China’s K-12 students were educated in the country’s public schools. Furthermore, the vast majority of China’s top schools and universities are part of the public education system. In 2019, 88.0% of the top 50 high schools and 100.0% of the top 50 universities in China were public schools, according to the Frost & Sullivan Report. These schools are generally given priority in terms of assignment of teachers, facilities, and funds, and are able to recruit the best students.

There is significant regional variation in the curriculum, content and assessments that are used in schools across China’s K-12 education system. Most K-12 subjects are taught with distinct regional versions of textbooks designated by local authorities, and the major subjects have as few as 8 and as many as 19 regional textbook versions used. Consequently, the syllabi, course organization and educational plans tend to vary widely from one place to another. With respect to the Gaokao, which is largely standardized at the national level, there are still regional differences in terms of the exam versions used for various subjects, mainly in an effort to level the playing field for students from parts of the country with lower levels of economic development and a lack of quality educational resources. For the Zhongkao, provinces and municipalities use their own regional versions, and for admissions to middle schools, school districts within each province and municipality have even greater latitude to design their own admission assessment standards. Consequently, the level of localization is generally higher in primary school and middle school. Regular exams administered periodically throughout all grade levels have even greater variability across districts and schools. Given the significant regional differences in China’s K-12 education system, localized educational content and teaching are critical to effectively improving students’ educational outcomes, and educational services providers with localized capabilities are therefore favored by teachers, students and parents.

The student-teacher ratio in China’s K-12 schools was approximately 15 to 1 in 2019. Generally speaking, K-12 teachers in China have very demanding schedules filled with classroom teaching, administrative work, lesson preparation, homework assignments, and assessment and grading. In addition to these daily responsibilities, they also spend a significant amount of time and energy communicating with parents to help them monitor and engage in the learning progress of their children.

China’s K-12 Smart In-School Classroom Solutions Market

China’s K-12 education system has been in the process of rapid digital transformation in recent years. Technology-powered smart in-school classroom solutions have enabled significant progress in optimizing schools’ operating efficiency and improving the education experience for both teachers and students. A smart in-school classroom solution is a combination of applications, software, content, and/or digital services that are used for class preparation and delivery, homework-related activities, academic assessment and/or other routine activities. Smart in-school classroom solutions are used by schools and/or other key participants, namely administrators, teachers, students and parents throughout K-12 education in China.

The key drivers of the growing adoption of K-12 smart in-school classroom solutions include:

•	demographic shift to more tech-savvy teachers, parents, and students;

•	recognition of the power of technologies and data analytics to improve the education experience and learning outcomes;

•	improved K-12 smart in-school classroom solutions’ products and content;

•	pervasiveness of mobile internet and access to connected devices; and

•	strong government support for the informatization of education, including investments in the universalization of basic IT infrastructure, hardware and software for public schools’ education.

The COVID-19 pandemic had a general positive effect on the growth of the smart in-school classroom solution market in China in terms of school coverage and user base in the first half of 2020, according to the Frost & Sullivan Report. While the widespread closures of schools and offices caused disruptions to providers’ operations and services to varying degrees, the overall demand for smart in-school classroom solutions increased as a result of the pandemic largely due to heightened public health concerns and increased need for convenience and efficiency in educational activities, according to the Frost & Sullivan Report. Furthermore, according to the Frost & Sullivan Report, the pandemic profoundly shifted the general perception of technology-driven teaching and learning tools among school administrators, teachers and local education related government agencies, which is expected to have a sustaining effect beyond the pandemic in accelerating the adoption of smart in-school classroom solutions in China, according to the Frost & Sullivan Report.

As of December 31, 2019, the user base in terms of the number of students, teachers and parents using K-12 smart in-school classroom solutions reached 43.5 million. The user base of K-12 smart in-school classroom solutions is expected to increase to 100.0 million in 2024 representing a CAGR of 18.1% from 2019. In the first half of 2020, approximately 101,000 primary schools, 29,000 middle schools and 2,700 high schools in China were using K-12 smart in-school classroom solutions, according to the Frost and Sullivan Report.

The following chart sets forth the historical and expected user base of K-12 smart in-school classroom solutions in China.

User Base of K-12 Smart In-School Classroom Solutions Market (China), 2015-2024E

Source: Frost & Sullivan Report

Competitive Landscape

China’s market for K-12 smart in-school classroom solutions is relatively concentrated. We are the clear market leader, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020. In particular, we covered approximately 56% of the primary schools, 60% of the middle schools and 7% of the high schools using smart in-school classroom solutions in China in the first half of 2020, according to the Frost & Sullivan Report.

China’s K-12 After-School Tutoring Market

China’s K-12 after-school tutoring market includes tutoring services for all academic subjects taught in K-12 schools in both offline and online formats. The fierce competition for admission to top schools and universities in China has driven the vast demand for K-12 after-school tutoring services in China. The market has grown rapidly over the past few years, and this momentum is expected to continue in the near future. This growth in China’s after-school tutoring market has been primarily driven by the significant increase in disposable income of families in China, the significant role that K-12 education outcomes have on a student’s life and career, and the strong emphasis placed on education in Chinese culture. In the near future, while these factors are expected to continue to drive growth, the increasing adoption of online tutoring courses will serve as the main accelerant for the overall K-12 after-school tutoring market, as it will enable many more students to access high-quality, affordable educational content at their convenience.

The online after-school tutoring sector has seen tremendous growth and is expected to comprise an even larger share of the overall after-school tutoring market in the near future. Total number of students of China’s online K-12 after-school tutoring market grew from 2.9 million in 2015 to 30.3 million in 2019, representing a CAGR of 102.0%, and is expected to further increase to 95.7 million in 2024, representing a CAGR of 38.5%

from 2019. The following chart sets forth the penetration rate of online K-12 after-school tutoring market in China, which is the proportion of the numbers of students of online K-12 after-school tutoring courses in the total number of K-12 students in China:

Penetration Rate of Online K-12 After-school Tutoring Market (China), 2015-2024E

Source: Frost & Sullivan Report

China’s online K-12 after-school tutoring market in terms of gross billings grew from RMB3.2 billion in 2015 to RMB67.0 billion in 2019, representing a CAGR of 114.7%, and is expected to further increase to RMB407.2 billion in 2024, representing a CAGR of 43.5% from 2019. The following charts set forth the historical and expected gross billings of China’s online K-12 after-school tutoring service market:

Gross Billings of Online K-12 After-school Tutoring Market (China), 2015-2024E

Source: Frost & Sullivan Report

The key drivers behind the significant growth of China’s online K-12 after-school tutoring market include:

•

the overall recognition of online platforms and mobile applications as an important approach to education, as well as the significant improvements in the quality of online courses and the capability to provide customized education at scale due to advancements in technology;

•	the desire for students to have access to high-quality educational content and instructors that are otherwise unavailable offline; and

•	the increasing demand for online education resulted from the increasing number of parents from younger, more tech-savvy generations in China

The COVID-19 pandemic accelerated the acceptance of K-12 online after-school tutoring in China, causing a positive effect on the growth of K-12 online after-school tutoring industry in terms of gross billing and paid course enrollments in the first half of 2020, according to the Frost & Sullivan Report. This effect is also expected to extend into the post-pandemic period because the pandemic has significantly elevated parents’, students’ and other stakeholders’ awareness of the efficiency and effectiveness of online after-school tutoring, and the ending of the pandemic period in China is not expected to impact the increase in market acceptance and the shift in consumer preference that have already taken place, according to the Frost & Sullivan Report.

Lower-tier cities in China are expected to experience rapid growth in the adoption of online after-school tutoring. The main factors driving this growth include the continued increase in disposable income in these markets, and the superior ability of online courses to provide wider access to high-quality educational resources that students in lower-tier cities could not otherwise access due to the significant imbalance of education resources in China. The online K-12 after-school tutoring courses’ gross billings in regions outside tier-1 and tier-2 cities as a proportion of the overall online K-12 after-school tutoring market grew from 15.0% in 2015 to 25.5% in 2019 and is expected to further increase to 37.0% in 2024.

Online K-12 after-school tutoring courses are broadly categorized into the following three formats:

•

Large-class: Large-class courses have more than 100 students per class. The large-class format is highly scalable and particularly effective to maximize the use of top quality educational content and instructors, as well as to provide standardized education experience to a large student base. It generally adopts a dual-teacher model, which separates roles and responsibilities of instructors and tutors that are commonly undertaken by a single teacher in an offline class setting.

•	Small-class: Small-class courses have less than 100 students per class, and typically have two to 30 students per class.

•	One-on-one: With one teacher assigned to only one student in the class, one-on-one online courses specialize in offering more customized tutoring services catered to each student’s education needs.

The large-class course is the most widely adopted format in China’s online K-12 after-school tutoring market and accounted for approximately 88.0% of total enrollments and 54.2% of total gross billings in 2019, according to the Frost & Sullivan Report. Total enrollments of China’s online K-12 large-class after-school tutoring market reached 55.9 million in 2019. China’s online K-12 large-class after-school tutoring market in terms of gross billings grew from RMB1.6 billion in 2015 to RMB36.4 billion in 2019, representing a CAGR of 119.7%, and is expected to further increase to RMB284.7 billion in 2024, representing a CAGR of 50.9% from 2019. The following charts set forth the historical and expected gross billings of China’s online K-12 large-class after-school tutoring market:

Gross Billings of Online K-12 Large-class After-school Tutoring Market (China), 2015-2024E

Source: Frost & Sullivan Report

Competitive Landscape

The online K-12 large-class after-school tutoring market in China is currently at an early development stage. However, despite its short history, the online K-12 large-class after-school tutoring market has already become more consolidated than the offline market, according to the Frost & Sullivan Report. We ranked fifth in online K-12 large-class after-school tutoring market in terms of gross billing and paid course enrollments in 2019 and the first half of 2020. The top five market players, as a whole, are expected to grow faster than the overall online K-12 large-class after-school tutoring industry, according to the Frost & Sullivan Report.

BUSINESS

Why the Name “17” (which sounds similar to “Together” in Chinese)?

Because it takes a village to educate a child. We believe teachers, students and parents working together, with schools at the core, can unlock students’ full academic potential.

Because we also believe that through technology, we can bring together K-12 in-school education and after-school supplementary education to create a more efficient, effective and engaging personalized education experience for teachers, students and parents.

Who We Are

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020, making us the clear market leader in China according to the Frost & Sullivan Report. In particular, we covered approximately 56% of the primary schools, 60% of the middle schools and 7% of the high schools using smart in-school classroom solutions in China in the first half of 2020, according to the Frost & Sullivan Report. Leveraging our in-school leadership, we offer online K-12 large-class after-school tutoring services that complement students’ in-school learning. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report. Powered by our integrated model and technology, our online K-12 large-class after-school tutoring courses stand out in terms of our unique approach to personalization realized through our data-driven understanding of individual students’ in-school performance, as well as our district-level localized insights. In 2018, 2019 and the nine months ended September 30, 2020, net revenues from our online K-12 tutoring services represented 30.2%, 88.5% and 93.0% of our total net revenues, respectively. The core functions of our in-school products are free of charge for teachers, students and parents to use.

In-School

At our founding, we believed that delivering truly effective education in China requires a focus on the in-school learning that is core to the K-12 school system, and as such, we strategically began building our smart in-school classroom solution, including homework and academic assessment products, for K-12 schools in 2012 to empower in-school learning. Over the past eight years, we have significantly expanded the product portfolio within our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency improvements to teachers, students and parents in all of their key daily educational activities and enabling them to engage in ways that would be impossible using traditional offline methods. The core functions of our in-school products are free of charge for teachers, students and parents to use.

Notes:

(1)	In terms of number of covered K-12 schools and average MAUs in the first half of 2020, according to the Frost & Sullivan Report
(2)	In terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report
(3)	Cumulative numbers as of September 30, 2020

Our massive and proprietary content library features localized homework assignments, academic assessments and teaching and learning materials that closely track the local curriculum and educational objectives at schools across the country. In particular, our content library currently has a deep reserve of high-quality written and multimedia educational resources, including over 18 million homework questions, assessment sets, supplementary teaching and learning guides, self-directed learning videos, in-class teaching content kits and digital picture books that have been accurately tagged to meet educational needs under all major K-12 academic subjects and textbook versions. The widespread adoption of our smart in-school classroom solution and the high quality of our educational content offerings, as well as their daily integration into the in-school learning environment, have solidified our brand recognition and enabled us to win enduring trust from all stakeholders – teachers, students and parents. The high-frequency interactions we have across our products and our unique access to a large amount of mission-critical learning data also give us deep insight across all of our user groups. As of September 30, 2020, we had serviced over 0.9 million verified teacher users, 54.3 million verified student users and 45.2 million registered parent users on a cumulative basis. Our smart in-school classroom solution was used at over 70,000 K-12 schools in 360 cities across all provincial-level regions in mainland China in the nine months ended September 30, 2020. To put this into context, there were over 226,000 K-12 schools in mainland China, with 178.0 million students as of December 31, 2019, according to the Frost & Sullivan Report.

For teachers. We believe school teachers are the pillars of the education system. We provide teachers with comprehensive educational content that we have fine-tuned over the past eight years, as well as a range of powerful tools that allow them to more efficiently execute their daily activities, freeing them to concentrate on improving the quality of their teaching. With our products, teachers can easily track student performance during the semester and throughout different grades, empowering them to offer a significantly higher level of personalization and elicit better results from students.

For students. Our ultimate goal is to improve learning efficiency and outcomes for students across China. Our products enable students to engage with a massive, proprietary library of localized learning content, access and complete their assignments online, and receive personalized feedback based on issues identified in their homework and assessments. All of these activities and related in-school data are captured in a digital academic profile.

For parents. We offer parents an effective, user-friendly way to monitor the academic performance and progress of their children. We also provide parents with up-to-date analysis on the areas where their children face challenges, as well as individualized study plans designed to tackle these areas of academic weakness, enabling them to take a more active role in the learning process.

After-School

To help students overcome their individual academic weaknesses, we started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, providing them an after-school learning experience that is closely integrated with their in-school education. Our online after-school tutoring courses cover the major subject matters of China’s K-12 education.

We leverage our profound insights into student academic performance in school to design our online K-12 after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Moreover, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report.

Our Strengths

Through our “in-school + after-school” integrated model, we have charted a new path for delivering more effective education in China. We believe our success to date is primarily attributable to the following key competitive strengths:

Clear In-School Market Leader with Strong Competitive Moats

We were the first company to introduce digital homework and academic assessment products to public schools in China. We are now the clear market leader in China for K-12 smart in-school classroom solutions, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020, according to the Frost & Sullivan Report.

Education is a sector where trust is paramount. We recognize that trust is hard to earn and building it takes time, patience and perseverance. Over the eight years since our founding, we have garnered widespread respect and trust in our brand, in large part due to our ability to work together with all of the stakeholders in the K-12 education system. In addition to brand recognition, our established user base and content library, as well as the one-stop nature of our solution also act as significant entry barriers in the in-school learning market.

Large and highly engaged user base. Through our in-school products, we have frequent and in-depth interactions with a large base of teachers, students, and parents. In the nine months ended September 30, 2020:

•	each active verified teacher user on average issued over eight homework assignments per week;

•	the average student DAUs and MAUs reached 6.8 million and 19.5 million, respectively;

•	each active student user on average maintained approximately seven sessions of use per week; and

•	the average parent MAUs reached 8.2 million.

The size and highly engaged nature of our user base is the foundation from which we constantly refine our content recommendation engine for greater precision.

Massive, proprietary and localized content library. We have developed a massive, proprietary content library featuring written and multimedia homework assignments, academic assessments and teaching and learning materials that are aligned with an individual school’s own localized curriculum and examination objectives. This degree of localization is highly-valued, particularly for primary and middle schools which have a much greater degree of variation in their curricula than high schools. Our ability to recommend localized assignments and materials on a national scale is enabled by the deep insight we have into the learning behaviors of our students across different subjects, grades, schools and regions, which has been accumulated through nearly a decade of operations. Ultimately, the degree of localization in our content library is critical to the high quality of our educational content offerings, and in turn enhances user loyalty among all of our stakeholders.

One-stop solution with high switching costs. We believe our smart in-school classroom solution offers a range of tools and functionality that is the most comprehensive in the industry. Teachers, students and parents use our suite of digital products daily to carry out and track core activities in every student’s learning process, from class preparation, course delivery, homework-related activities and academic assessment, to online monitoring of learning progress and performance. Our applications feature the full spectrum of K-12 academic subjects, providing a one-stop, time-saving solution to our users. As a result, over time, our users create a significant amount of mission-critical data, including academic records, which increase the switching costs of moving to other products. The fact that our products are widely adopted within schools and by teachers, whom parents hold in high esteem when choosing education products, creates even greater disincentive to seek out other solutions.

Leadership in Online K-12 After-school Tutoring Powered by an Integrated Model and Technology

The central role we play in the in-school educational activities of teachers, students, and parents, as well as the longtime relationships we have developed with schools, put us in a unique position to construct a comprehensive understanding of the learning behaviors of our students. Such insights, together with our extensive school coverage and strong user community, have propelled the rapid growth of our online tutoring courses. We rapidly became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report.

Under our “in-school + after-school” integrated model, our online after-school tutoring services closely align with our smart in-school classroom solution and provide full coverage of a student’s K-12 learning needs. Furthermore, our in-school and after-school offerings are integrated to deliver a comprehensive learning experience that is highly efficient and effective. Our online K-12 after-school tutoring courses stand out in terms of:

Unique approach to personalization driven by understanding of individual students’ in-school performance. For students who use our in-school products and attend our after-school courses, our instructors and tutors have access to their individualized digital academic profiles, highlighting their pre-existing weaknesses in particular subjects based on our analysis of their in-school learning data. Over 66% of our paid course enrollments in the nine months ended September 30, 2020 were from students with in-school academic profiles with us. With such insights already available to us at the outset, we are able to pinpoint our tutoring course students’ relative performance level among their peers, as well as to meaningfully document their improvements in school as they progress through our course. Such insights and technology-powered teaching tools enable the tutors to prepare highly targeted learning plans and to give customized assignments, resulting in a much greater degree of personalization that we believe is unique in the online tutoring industry.

Courses designed with localized insights into individual K-12 school districts. Due to the wide adoption of our smart in-school classroom solution in schools across China, we have real-time insights into the latest curricula, academic assessments, learning objectives and student performance, from the national level down to individual schools. Given that China’s hundreds of school districts each have the authority to develop its own curriculum and administer its own exams, we are uniquely positioned to access and synthesize this localized data. Because we have been tracking this data for close to a decade, we are also able to understand the evolution of key educational trends, all of which our technologies distill for use across our products and in the development of our localized digital content. We leverage these insights to inform the design of the course materials as well as the training and instructional approaches of our instructors and tutors.

Strong and Well-established Brand, Especially Among Parents of Primary School Students

We have successfully built “一起” (“17”) into a widely-recognized education brand among schools, teachers, students and parents. Our industry-leading community of highly engaged, active teachers, students, and parents cultivated over the past eight years serves as the key driver of our brand recognition within the online education industry and provides us with a deep pool of potential customers for our online after-school tutoring courses. Under our “in-school + after-school” integrated model, we benefit greatly from the multi-year relationships that we have developed with teachers and parents through our smart in-school classroom solution. The prevalent usage of our in-school products lends significant weight to the credibility of our brand as a whole as well as our after-school tutoring courses. Parents are not only the ultimate purchasers of our courses, but also critical to organic word-of-mouth user referrals, which we strive to accelerate through the community functions of our parent-facing online products.

We build our relationships with students, teachers and parents at the early stages of the learning journey. We have a particularly strong presence among primary schools, which is not only the largest market in China’s K-12 education sector, but also has a fiercely sought-after user cohort with the highest potential lifetime value. Our leadership in in-school learning and our relationships with schools, teachers and parents provide us with a strong foundation for reaching these primary school students and having the opportunity to serve them over the course of their K-12 academic careers. In September 2020, 88.8% of the student MAUs of our smart in-school classroom solution were primary school students. In addition, in 2019 and the first half of 2020, we had one of the highest primary school student enrollment contribution rates among the leading online K-12 large-class after-school tutoring service providers, according to the Frost & Sullivan Report.

Data Advantages Resulting in Superior Products and Streamlined Operations

We believe that we enjoy significant data advantages in terms of breadth, depth, relevance and continuity under our “in-school + after-school” integrated model.

Breadth. We are uniquely positioned to tap into the behavioral data of over 54.3 million verified student users, 45.2 million registered parent users and 0.9 million verified teacher users as of September 30, 2020. Our smart in-school classroom solution was used at over 70,000 K-12 schools in 360 cities across all provincial-level regions in China in the nine months ended September 30, 2020. Since its launch in 2012, more than 7.2 billion homework assignments have been completed using our smart in-school classroom solution.

Depth. The data generated through our products covers every key step of the learning process for our students, teachers, and parents, including teaching, homework, and academic assessment. Given the frequent, high-quality interactions we have with our users, we have developed a comprehensive data depository, including student engagement metrics, learning outcomes and feedback, as well as input from parents.

Relevance. Our verified network of teachers, students and parents allow us to engage in targeted data analytics for the specific district of a specific city, a level of granularity that is unprecedented for companies with a national footprint in the industry, leading to localized insights.

Continuity. As an industry pioneer in China’s in-school learning market, we have been gathering and analyzing data insights on learning behavior for almost a decade, giving us a significant advantage over other industry players. At the same time, the fact that we have accumulated long-term in-school learning data allows us to have greater insight into any given student’s K-12 education journey.

We leverage this data advantage as well as our big data analytics capabilities to build products that differentiate through the delivery of a personalized, interactive learning experience and make learning more efficient for teachers, more effective for students, and easier to monitor for parents. Our ability to do so is furthered by the fact that we are offering both in-school and after-school products and services under our integrated model, providing us with deeper insights that drive an enhanced learning experience for students.

From an operational perspective, our comprehensive in-school and after-school data informs every aspect of our business, such as the expansion of our school footprint, user acquisition for our tutoring courses, and resource allocation for key strategic initiatives. For example, we take into account a broad array of data on student learning habits and assessment outcomes, to offer targeted trial course services. These capabilities help us to enhance our strategic planning and execution, and also drive operational efficiency improvements across the company.

Experienced, Visionary Management Team with Rich Experience in Education and Information Technology

From our very founding, we have been focused on bringing together the focus on academic rigor and learning outcomes from the education sector with the innovation and ingenuity of the IT industry. Our management team continues to embody this combination of values and experience and is committed to our focus on improving education in China by working within the system alongside teachers, students, and parents to deliver high-quality learning for all.

Our management team comes from complementary backgrounds with shared passion for excellence. Our founder, chairman and CEO, Mr. Andy Chang Liu, has over 15 years of experience in the education industry, including his experience at New Oriental Education (NYSE: EDU), China’s leading private educational service provider, as the assistant vice president at Beijing New Oriental Education & Technology Group and the principal of the Shenyang New Oriental School and Changchun New Oriental School. The other senior management team members have rich experience in education, internet, technology and finance, and previously served in executive roles at industry leading companies such as TAL Education Group (NYSE: TAL) and Meituan (HKEX: 3690).

Our Strategies

We are dedicated to enabling all children across China to enjoy high-quality, personalized learning and realize their full potential with our “in-school + after-school” integrated model. We intend to achieve this goal by pursuing the following strategies:

Expand Our In-School Solution Coverage and Deepen Adoption Within Our Existing Network

We intend to further expand our school coverage by leveraging the insights gained through our past eight years of operations to target new K-12 schools, primarily in cities where we already have a presence, and tap into markets where we believe there to be significant opportunity for our “in-school + after-school” integrated model. We also plan to increase the user base of our educational content and products, as well as to further boost our brand equity among key stakeholders, by further strengthening our smart in-school classroom solution across all K-12 grade levels and subjects. Within our existing network of schools, we aim to further drive the frequency, depth and quality of our touchpoints with teachers, students, and parents by continuing to develop new features that address the demands of their core daily classroom teaching and learning activities.

Further Grow Our Online K-12 After-school Tutoring Business

We will continue to explore the synergies between our massive school network and our rapidly growing online after-school tutoring business. We aim to fully develop the content and user base potential of our well-established smart in-school classroom solution in order to drive the continued rapid and largely organic growth of our paid course enrollments. We plan to bring even more measurable improvements in academic performance through further enhancement in learning efficiency and a more personalized learning experience. We also intend to offer additional courses to cater to more diversified learning needs, drive repeat purchase and maximize the lifetime value of our users.

Continue to Focus on the Quality of Content Offering and User Experience

To ensure we capitalize on our tremendous market opportunity, we will continue to enhance our smart in-school classroom solution’s products and online after-school tutoring courses, especially in terms of their content library, user experience and integration. We will continue to refine our curriculum and content, upgrade the recruitment and training of our instructors and tutors, and make advancements in the level of personalization we deliver for our students. We will also continue to place a strong emphasis on enhancing the quality of the learning experience we offer to K-12 students, in order to make our courses more engaging and drive better academic outcomes.

Strengthen Our Technologies and Data Analytics Capabilities

We plan to further develop our technologies and data analytics capabilities to provide a more personalized learning experience for students, improve teachers’ work efficiency and enable parents to better engage with their children’s education. Leveraging our proprietary technologies, we utilize a wider range of learning data across our products to not only drive improved insights but also to develop new applications for our data. We will also continue to invest in our infrastructure and attract more technology talents.

Explore New Types of Education Product Offerings

The unique market position we hold due to our in-school products and the strength of our connectivity in the K-12 education system position us well to enter adjacent markets beyond online after-school tutoring. These markets include the rapidly evolving education informatization sector, where schools increasingly rely on digital content and technology-enabled solutions, as well as broader government-sponsored education initiatives that require the use of big data analytics and other advanced technologies to deliver high-quality online learning at scale.

Our Product Matrix

We are a leading education technology company in China with an “in-school + after-school” integrated model, combining a smart in-school classroom solution with online after-school tutoring services. In order to effectively support the needs of teachers, students and parents with all of their key daily educational activities, we offer a full suite of data-driven and user-friendly products for both in-school and after-school use cases. The following chart illustrates our product matrix by user type and application scenario:

Our Smart In-School Classroom Solution

We are the clear market leader in China for K-12 smart in-school classroom solutions, with the number of average MAUs of our products exceeding that of the next four top players combined in the first half of 2020, according to the Frost & Sullivan Report. According to the Frost & Sullivan Report, we were the first company to introduce digital homework and academic assessment products to public schools in China. Over the past eight years, we have significantly expanded the product portfolio of smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency to teachers, students and parents in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods. Our smart in-school classroom solution covers 16 subjects of K-12 education in China, including nine subjects required in the Gaokao. The core functions of our in-school products are free of charge for teachers, students and parents to use.

School Coverage and User Base

We have established a strong national footprint within China’s K-12 education system through almost a decade of expansion and growth. In the nine months ended September 30, 2020, our smart in-school classroom solution was used at over 70,000 K-12 schools in 360 cities across all provincial-level regions in China. To put this into context, there were over 226,000 K-12 schools in China, with 178.0 million students as of December 31, 2019, according to the Frost & Sullivan Report.

Through our high-quality and effective in-school products, we have amassed a large and highly engaged user community. As of September 30, 2020, we had serviced over 0.9 million verified teacher users, 54.3 million verified student users and 45.2 million registered parent users on a cumulative basis. In the nine months ended September 30, 2020, the average DAUs of our in-school applications for students reached 6.8 million, and the average MAUs of our in-school applications for parents reached 8.2 million. In the same period, each active verified teacher user on average issued over eight homework assignments per week, and each active user of our in-school student applications on average maintained approximately seven sessions of use per week. In addition, the average MAUs of our in-school applications for students reached 15.6 million, 14.1 million and 19.5 million in 2018, 2019 and the nine months ended September 30, 2020, respectively. In particular, the MAUs of our in-school applications for students in September 2020 was 20.2 million, representing an increase of 27% from September 2019. According to a survey we conducted with over 4,800 users in September 2020, 87% of our users are satisfied or very satisfied with our smart in-school classroom solution. In particular, 99% of our teacher users have indicated that our smart in-school classroom solution has improved their work efficiency, according to the same survey.

Use Cases

Our smart in-school classroom solution covers all of the key activities related to K-12 in-school education in China, including class preparation and delivery, homework-related activities and academic assessment.

Class Preparation and Delivery

Given recent developments in technological capabilities and consumer behavior, technology has increasingly become a part of K-12 education. In China, significant government investment in K-12 school infrastructure has resulted in the pervasive use of personal computers, mobile devices, and education software in classrooms across the country, according to the Frost & Sullivan Report. Our 17 Smart Class software is a comprehensive content creation tool that seamlessly integrates with the software school teachers use to teach. When preparing presentations and other course materials, teachers can instantly access hundreds of thousands of pieces of highly modularized, accurately labeled, readily usable and easily customizable educational content from our database. Our proprietary content library is frequently updated and is organized across a number of easy-to-navigate classifications, including subject, learning objective, grade level, textbook version, and content type, among others. Teachers are also able to incorporate homework and assessment data from our in-school applications when preparing teaching materials for class, and in this way can make sure to take into account common mistakes on past homework questions and examinations. By using our high-quality content and our in-school data to create customized class materials, teachers are able to easily deliver an engaging, interactive learning experience for their students with more effective results.

Homework-Related Activities

We pride ourselves on delivering the best-in-class user experience for all homework-related activities. To provide an integrated education experience, our system matches the corresponding teacher, student and parent accounts to streamline homework assignments, synchronize updates on learning progress and outcomes and facilitate communications among them.

Homework Assignment

Our applications give teachers the ability to easily access our massive, proprietary content library when assigning homework to their students. Our content is highly localized, which given the significant regional differences in China’s K-12 education, is necessary to effectively improve students’ educational outcomes. Since its launch in 2012, more than 7.2 billion homework assignments have been completed using our smart in-school classroom solution. Leveraging our state-of-the-art algorithm technologies, our applications automatically generate and recommend to teachers a wide variety of homework sets sourced from our proprietary content library. These homework sets are tailored according to a number of corresponding local and personal factors, including textbook versions, learning objectives, specific knowledge points and weaknesses and areas for improvement. They are further categorized for specific use cases, such as day-to-day, after-class homework, holiday homework and exam preparation. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.” We also provide teachers with the flexibility to create their own customized homework sets using questions sourced from our content library. Teachers may also use our applications to distribute paper-based homework assignments to their students digitally. In addition to homework questions, our content library also includes a large collection of interactive educational materials, including digital picture books, conversation exercises and short videos we have developed in-house for teachers to incorporate into their assignments. The screenshot below illustrates the homework assignment-related functions of our teacher applications:

In addition, our applications for students and parents recommend highly personalized exercises that complement homework assigned by teachers for additional learning at students’ own pace.

Homework Submission, Evaluation and Supervision

Our applications allow students to submit the answers to their homework and other evaluation questions digitally through a range of common input mechanisms, including typing, digital handwriting and voice. Our teacher applications automatically grades or, at a minimum, generates preliminary marks for all homework sourced from our content library as soon as students complete their assignments. Our powerful automatic speech recognition and computer vision technologies enable real-time answer evaluation and grading of both spoken and written text formats with high accuracy and reliability. For more information on the related technologies, see “—Technology—Automatic Speech Recognition and Evaluation” and “—Technology—Computer Vision.” The screenshot below illustrates the homework evaluation-related functions of our teacher applications:

We also enable parents to supervise their children’s homework in real-time. Our parent application sends automatic notifications for a range of activities, alerting parents of new assignments, delays and an overview of student homework results so that parents can easily track their children’s day-to-day learning progress.

Tracking and Analyzing Homework Results

Our applications vastly improve the efficiency and depth with which teachers are able to track and analyze homework results to monitor student learning progress. For each homework assignment, our teacher applications automatically generate a comprehensive report based on insights from a wide variety of mission-critical data, including individual student results and class-wide accuracy rates, as well as average scores for each individual question. Our applications thereby promptly and precisely identify for teachers the weaknesses and areas of improvement of students both on a class-wide and an individual level, which is key to improving the effectiveness of their teaching and, ultimately, student educational outcomes. Our algorithm technologies also learn on this data to constantly fine-tune our homework recommendations for each teacher, creating a self-reinforcing cycle that rewards long-term, repeated use of our products. The screenshots below illustrates the functions of our teacher applications related to tracking and analyzing homework results:

Through their respective applications, students and parents can also access detailed compilations of all the mistakes students have made in the past, which constitute valuable personalized learning materials for students’ review and reference for parents’ guidance and supervision.

Academic Assessment

We assist teachers in various forms of academic assessment catering to their diverse needs. Leveraging our highly localized content library and powerful applications, teachers can design, distribute and easily grade assessments with ease in a range of assessment scenarios, from short quizzes to mid-term and final exams. Purely online academic assessments have become increasingly popular among teachers and schools since the COVID-19 pandemic. In addition, we also help teachers digitize, grade and review examinations distributed and completed in offline settings. Using our powerful algorithm technologies, we also provide teachers, schools and parents detailed post-assessments analysis reports to help them better understand and contextualize the academic performance of their students. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.”

Our After-School Tutoring Services

We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, and rapidly became a top five service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020, according to the Frost & Sullivan Report. Under our “in-school + after-school” integrated model, we leverage our profound insights into student academic performance in school to design our online after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Moreover, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals. In 2019, 70.6%, 28.1% and 1.3% of our paid course enrollments were from primary school, middle school and high school students, respectively. For the nine months ended September 30, 2020, 67.2%, 30.1% and 2.7% of our paid course enrollments were from primary school, middle school and high school students, respectively.

Course Offerings

We offer a comprehensive library of tutoring courses covering all grades and major subject matters required in high school and college entrance exams. We offer our courses in four semesters, namely, the two school semesters in Spring and Fall, and the two holiday semesters in Summer and Winter. We generally livestream our classes during weekends or during after-school hours on weekdays in the two school semesters in Spring and Fall and for a consecutive period of seven to ten days in the two holiday semesters in Summer and Winter. The following table provides our course offerings based on grades and subjects as of the date of this prospectus:

	Primary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12

Mathematics	•	•	•	•	•	•	•	•	•	•	•	•

English	•	•	•	•	•	•	•	•	•	•	•	•

Chinese	•	•	•	•	•	•	•	•	•	•	•

Physics								•	•	•	•

Chemistry									•	•	•

History									•

Science								•

Political Science									•

•	Offered by us

Capitalizing on our proprietary content library and profound insights gained from in-school learning data, we are able to efficiently provide a large number of highly localized courses covering a wide range of regions. These courses cater to students’ learning needs based on a variety of factors, including, among others, specific geographic location, version of textbook and level of difficulty. For example, we offer, at varying difficulty levels, middle school mathematics courses specifically tailored to eight different regional textbook versions in China.

Our Dual-Teacher Model

We have adopted a dual-teacher model to improve student engagement and learning effectiveness. We divide each large class into multiple smaller groups and assign a tutor to each group to closely assist and guide each student throughout the entire period of a course. Each tutor typically is assigned to work with 200 to 300 students. We believe this dual-teacher model helps maximize our ability to improve teaching effectiveness and efficiency, and the personal attention provided to our students helps build a sense of community that drives student engagement and enhances learning results.

As of September 30, 2020, 340 instructors and 2,992 tutors were servicing the students of our online after-school tutoring courses. Our high-quality, well-trained instructors are critical to providing students an effective and engaging learning experience with our proprietary educational content. The tutors play an in-depth, overarching role in supplementing our instructors’ teaching efforts and closely guiding students and parents with data-driven insights. Their responsibilities include supervising students’ in-class performance, reviewing after-class assignments and recommending personalized exercises, and advising parents on their children’s learning progress.

Support System

Our instructors are guided by our data-driven insights and assisted by the tutors in preparing and delivering courses. During course preparation, our instructors are able to reference students’ common questions and mistakes by the large amount of learning data we accumulated, allowing them to structure courses accordingly to proactively address these questions and mistakes. During course delivery, the tutors keep our instructors updated on students’ learning progress and feedback, based on which our instructors continually fine-tune their teaching.

We empower our tutors with a modularized program to help them channel our data-driven insights into their services for students and parents throughout each stage of our courses. For example, the system enables the tutors to efficiently recommend to their students highly personalized after-class exercises and learning materials based on our data-driven insights about their in-school academic performance, as well as trends and patterns of in-school education at various local levels that we monitor and synthesize on a real-time basis. Further, the tutors capitalize on the strong algorithm capabilities of the program to provide parents highly contextualized and detailed evaluation of their children’s performance and provide personalized consultation accordingly throughout and upon the completion of each course. We only use insights from students’ in-school academic performance data for after-school tutoring services if we have obtained the requisite prior consent.

Recruitment

We routinely onboard seasoned instructors with extensive local teaching experience and strong reputations, as well as high-quality recent graduates from top universities in China and abroad. Applicants must go through multiple rounds of screening processes, including preliminary interviews, teaching skills demonstrations and re-examinations. We are highly selective in recruiting our instructors, accepting only less than 2% of our applicants in the first half of 2020.

To continually strengthen the pool of tutors for our courses, we engage third-party service providers to regularly enlist recent graduates of reputable universities and experienced candidates with relevant educational experience. We impose high selection standards in a variety of criteria, including grasp of relevant academic subjects, analytical and communication skills, teamwork abilities, personality traits, commitment to customer service and sense of responsibility. Candidates must undergo series of interviews, trainings and assessments before they are formally accepted.

Development

Before they are approved to formally teach our online classes, our newly-hired instructors must complete rigorous, standardized training programs to ensure they have the requisite teaching skills and understanding to deliver our systematically developed content effectively. Subjects of these programs include fundamental training on academic understanding and teaching skills, in-depth training on utilizing our systems and programs, pilot courses and performance evaluation and preparation and rehearsal for live-classes. We closely supervise our instructors’ performance. For example, our quality assurance personnel review our online courses by random selection on a weekly basis to evaluate instructors’ performance and help them hone their class delivery. In addition, we also utilize our data analytics technologies to help analyze and refine their teaching skills.

The tutors must complete a comprehensive onboarding program with respect to our work flows, operational systems, corporate culture, client service protocols and other key aspects of their responsibilities. To further improve their ability to manage their relationships with students and parents throughout each stage of our courses, they are also subject to continued, practical trainings periodically on a number of key areas, such as abilities to effectively communicate with parents, to elevate students’ motivation and interest, to efficiently analyze students’ weaknesses and areas for improvement and to provide personalized advice.

Evaluation and Compensation

Our instructors and tutors are subject to comprehensive evaluations on a quarterly basis, in addition to the on-going evaluation processes in place. Adopting a holistic approach, we consider a wide variety of quantitative and qualitative criteria, including student learning outcomes, student retention, parent feedback and contributions to other related areas, such as content development and staff training. Our instructors and tutors receive competitive performance-based bonuses and hourly course fees.

Class Experience

Our state-of-the-art, multi-functional interface creates a highly engaging, immersive and interactive experience for our students, which we believe sets us apart from many of our competitors. Students may use the 17 Online School application, or log onto the website of our after-school tutoring services, to participate in live-streaming classes and review recorded classes.

In addition to interacting with each other in the live-chat box, students, instructors and tutors can efficiently conduct a variety of real-time activities using our pre-set modules to simulate a real-world classroom experience. For example, instructors and students may assign and answer multiple choice questions within customized time limits, organize group quiz competitions live and conduct instructor-to-student live video chats through multiple picture-in-picture windows for showcasing answers to the whole class.

To ensure the effectiveness of our online courses, our live-streaming system is designed to encourage students’ participation through a variety of measures. For example, our system allows instructors to provide students various forms of virtual animated effects and cosmetic features to incentivize their active participation and excellent performance.

Full-Screen Interface

To further simulate a real-world classroom experience, starting in July 2020, we have started to provide a full-screen interface for a majority of our paid courses. The full-screen interface features a live-streaming feed that occupies the entire default viewer interface. We are one of the earliest online K-12 large-class after-school tutoring service providers in China to present classes in this format, according to the Frost & Sullivan Report. This format is conducive to creating a more immersive and engaging learning environment that is similar to an offline classroom setting for our students. The large high-resolution display in this format can present approximately 30% more content on each slide than the “blackboard” in traditional three-module interfaces.

The screenshot below illustrates the full-screen interface of our tutoring courses:

CGI-Based Interface

We also utilize CGI livestreaming studios for delivering the content of certain primary school English courses. Adopting advanced CGI technologies commonly used in motion picture and television production, we are able to efficiently incorporate a wide variety of animated visual effects by simultaneously layering them onto the background for the instructors to present. The resulting interface provides a highly interactive, immersive learning environment that is particularly effective in stimulating and cultivating younger students’ interest in learning.

The picture below illustrates our tutoring courses delivered through CGI livestreaming studios:

Course Fees

In 2019 and the nine months ended September 30, 2020, the prices of our online K-12 large-class dual-teacher tutoring courses on average are in line with those of other leading providers in China, according to the Frost & Sullivan Report. The course fees for our paid courses per semester typically ranged from RMB120 to RMB1,530 in 2019, and ranged from RMB120 to RMB1,530 and RMB99 to RMB1,928 per course in the nine months ended September 30, 2019 and 2020, respectively. Our median level of course fees increased by 13% from 2018 to 2019, and increased by 34% from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. We also offer trial courses that are priced below RMB99 per course, including free promotional courses.

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of September 30, 2020, we had 351 content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

In-School Content

The content in our massive, proprietary content library primarily includes localized homework and academic assessment questions sets and multimedia, interactive educational materials. Development of the questions sets generally involves two major stages:

Preparation. Our development professionals source, reconfigure, collate, proofread and input questions that address local educational needs of different regions across China, and further contextualize, catalogue and categorize them on our system.

Recommendation. We leverage our powerful algorithm technologies to tag each question for mapping the knowledge points it covers, and to automatically recommend question sets based on the tags in relation to students’ weaknesses and areas for improvements. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.”

For our interactive, multimedia educational materials, our dedicated multidisciplinary professionals carry out series of scripting, designing and testing processes to maximize their effectiveness in stimulating students’ interest and improving learning outcomes. We constantly update our content library according to updates in local educational requirements and trends, as well as learning and behavioral data generated by our users.

After-School Content

The development efforts of our online after-school tutoring courses primarily concentrate on two key areas:

Development of course syllabi and content. Our development professionals combine our accumulated education experience and our multi-dimensional, mission-critical in-school learning data to develop our tutoring course curriculum and content. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of standardized course syllabi and the detailed course materials for each lecture. We provide students with both hard and electronic copies of accompanying course materials. As an integral part of our after-school content offerings, we also utilize our algorithm and data analytics capabilities to develop and recommend highly personalized after-class exercises and academic assessments that are complementary to students’ in-school education for our tutors to administer. We continually update and improve our courses’ content after each semester based on students’ and parents’ feedback and the latest insights we have gained from our in-school products.

Adaptation for live classes. Our development professionals work closely with our instructors to effectively present and impart our data-driven course content in a stimulating and engaging manner for live classes. We use our data analytics technologies to continually analyze our live classes and improve our teaching materials accordingly.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of September 30, 2020, we had a team of 589 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

Automatic Speech Recognition and Evaluation

We have accumulated extensive expertise in developing and applying automatic speech recognition and evaluation technologies, which are primarily used for real-time grading of English speaking exercises on our in-school applications. In addition to pronunciation and fluency, we are also able to evaluate vocabulary, grammar, expression and other semantic elements of speech with high accuracy by integrating our speech recognition and evaluation and language processing capabilities. During the first half of 2020, the highest number of audio messages that our automatic recognition and evaluation technologies evaluated on a daily basis surpassed 300 million. Such a large amount of audio data enables us to train our AI engine to adjust to the evaluation criteria of different schools and teachers, and therefore significantly improves the accuracy of evaluation at local levels. In addition, we have developed a strong expertise in automatic recognition and evaluation of younger children’s speech, using accumulated data and experience with respect to their differences in pronunciation, vernacular and speech pattern. As a testament to our strong capabilities in automatic speech recognition and evaluation, we have entered into a strategic partnership with PEP Digital Publishing Corporation Limited, a subsidiary of People’s Education Press, China’s largest publisher of K-12 public school textbooks and other educational materials, that focuses on digitalization of educational materials. Through the partnership, we help improve their language learning and assessment programs with our accumulated expertise and technologies.

Computer Vision

We have also developed strong computer vision technologies. They are used in a wide variety of offline-to-online homework- and academic assessment-related scenarios, such as automatic evaluation of handwritten dictation, short-answer and essay questions for English and Chinese education and computational and word problems for mathematics education. We continually improve the accuracy of, and broaden the capabilities of, our computer vision technologies leveraging the vast amount of visual data we process.

Big Data

Algorithms

Our algorithm technologies significantly improve the efficiency and precision of our content development and recommendation efforts. When identifying all the knowledge points that each question in our content library covers, our algorithm technologies, in conjunction with our natural language technologies, have significantly improved the efficiency of our data tagging efforts compared to manual tagging. Further, our algorithm-based recommendation system provides the foundation for our capabilities to automatically recommend homework sets to teachers and extra exercises to students and teachers. Through in-depth analysis of weaknesses and areas for improvement on class-wide and personal levels and the identification of the underlying commonalities among questions in terms of difficulty levels and knowledge points, the recommendation system allows our in-school products to recommend homework sets tailored to maximize the effectiveness and efficiency of learning.

Our item response theory-based algorithm technologies are extensively used in analyzing the results of academic assessments conducted through our in-school applications and in our after-school tutoring services. The algorithm model factors in each assessment question’s difficulty levels and knowledge points in relation to students’ learning progress and other attributes. We are therefore able to provide to teachers, schools and parents highly contextualized assessment analysis reports showing the academic performance of students underlying their assessment scores.

Business Intelligence

We extract valuable business intelligence from the vast amounts of data we process and optimize our efficiency across a wide range of our business operations. For example, we use big data analytics to construct user profiles for after-school tutoring courses’ students, which in turn provides valuable insights as to how to improve students’ learning experience, increase their retention and conversion of paid course enrollments. We also constantly monitor and analyze the key performance indicators of instructors, tutors and other related staff, adjust our human resource allocations accordingly to maximize the cost-effectiveness of our courses. In addition, we heavily rely on big data analytics to predict user behavior to optimize the precision and efficiency of our sales and marketing and customer service efforts.

Infrastructure

Our servers are hosted in our own internet data centers in different regions in China, including Beijing, Wuxi and Guangzhou. We continually back-up our databases on both real-time and delayed bases. Our IT and operation professionals continually monitor the performance of our websites, applications and network infrastructure to promptly respond to potential risks. We also partner with leading cloud service providers in China to host our computing functions.

Sales, Marketing and Customer Service

Smart In-School Classroom Solution

We primarily utilize our offline teacher service team, and leverage organic word-of-mouth referrals that we generate as our brand grows, to promote our smart in-school classroom solution in K-12 schools across China. As of September 30, 2020, our offline teacher service team consists of 736 full-time representatives, who provide customer service for teachers. Our representatives help teachers to learn to use our products, and regularly gather their feedback and update them on our products’ new features and content. These representatives have developed strong execution capabilities, team-building skills and sales know-how from our continuous and rigorous training. The representatives generally initiate the first contact by paying a visit to a teacher that might be interested in our products at their school. Once we have established a foothold in a school, we often increase adoption of our smart in-school classroom solution at the same school across multiple grades and academic subjects through organic teacher user referrals. They also participate in educational meetings and conduct promotional events at the school to further promote and integrate our products into the school’s educational plans. As our brand continues to grow, we generate a significant amount of word-of-mouth referrals among teachers and other stakeholders across China, which in turn further increases our user base and brand recognition.

After-School Tutoring Services

We market after-school tutoring courses and strengthen our brand recognition primarily through a variety of online channels. In particular, our in-school products, especially our parent application, provide a large amount of organic traffic for us to target the key decision makers in a cost-effective and efficient manner. We also leverage word-of-mouth referrals generated based on our general brand recognition and trust from users of both our in-school products and after-school courses. We also place advertisements and conduct marketing campaigns on major social media platforms, websites and TV channels in China.

Trial Courses

We constantly offer trial courses that are priced below RMB99 per course, including free promotional courses. These trial courses provide prospective students an engaging, encouraging experience that demonstrates the effectiveness of our educational content and instructors in improving their learning experience and outcomes. Our powerful data-driven insights allow us to help prospective students efficiently identify the academic needs and areas of improvement, and to effectively convert sales leads into paid course enrollments.

Online Community and Content Marketing

We continually engage in online community and content marketing initiatives, primarily through our official accounts on major social network platforms in China and local groups of parent users we organize on these platforms, to constantly promote our courses and brand and maintain a continuous dialogue with them. Leveraging our accumulated in-school and after-school experience and content, we routinely produce and distribute informative marketing materials on helpful and pertinent topics, such as cultivating children’s interest in learning, nurturing parent-child relationships and understanding of current trends in education.

Other Educational Services

We also offer a variety of other educational services bolstered by our exceptional capability to create educational content and our advanced technologies, primarily including (1) membership-based premium educational content subscriptions to our selected proprietary offerings, including à la carte courses, workbooks, study plans and associated services, available on our parent application; (2) education informatization services, which consist of various SaaS solutions in relation to teaching management, content development and data analytics for education-related government entities, schools and service providers; and (3) AI-enabled courses in the format of interactive, small-class course offerings that encourage teamwork and competition among students.

Data Privacy and Security

We are committed to protecting the large amount of user data that we collect, process, store and use on a daily basis. We have implemented advanced data encryption measures to ensure secured transmission of data, encrypt confidential personal information for storage and apply classified encryption methodology based on the level of risk. In addition, we have established stringent internal protocols to prevent any unauthorized access or use of our user data. We have obtained the Level III Certification in Information Security and Protection issued by the relevant local branch of Ministry of Public Security. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of our students. All our employees and tutors are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our user data. We limit the types of personal information that our employees and products are allowed to collect to only those strictly necessary for conducting our operations. Our user data is ranked by level of risk, and our risk department works with our various operating departments to delineate the types and scope of user data that employees are allowed to access based on their work scope and job responsibility. Our employees’ and tutors’ access and use of user data are automatically recorded and routinely reviewed. We also conduct system-wide vulnerability scanning and penetration test every year to continually improve our data security measures.

Content Monitoring

We are committed to maintaining a healthy and positive educational environment for students and other users. Our educational content is typically subject to internal review and testing by multiple levels of our operational and management teams before being approved to launch. Our dedicated content monitoring and risk management personnel monitor our live courses, chat messages and other content on our in-school and after-school products.

Corporate Social Responsibility

Deeply rooted in China’s K-12 education ecosystem, we regularly engage in corporate social responsibility initiatives under the brand 17 Cares to promote educational equality. 17 Cares focuses on using our experience, technologies and resources to improve the quality of K-12 education in impoverished regions in China. In cooperation with local authorities, non-profit organizations, schools and other community stakeholders, we have sponsored a wide variety of charitable events and public interest activities, ranging from providing pro bono educational informatization and training services, donating funds and educational resources, to facilitating the exchange between students from rural and urban areas.

Competition

We are the clear leader in the smart in-school classroom solution industry in China. We compete with other providers on, and continually strengthen our advantages in, the following principal competitive factors:

•	functions covering diversified educational scenarios and friendly user experience;

•	high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives;

•	insights based on learning data and empowered by data analytics capabilities;

•	application of a wide range of advanced technology in different educational scenarios;

•	effectiveness of customer services and sales and marketing efforts; and

•	track record, trust and brand recognition.

The online after-school tutoring services industry in China is intensely competitive. We believe the principal competitive factors in our business include the following:

•	teaching quality and personalized tutoring services;

•	localized content and effective study plans;

•	trust and brand recognition;

•	ability to generate paid course enrollments on a large scale and in a cost-efficient way; and

•	operational efficiency guided by data-driven insights.

We believe that we are well-positioned to effectively compete on the factors listed above. For a discussion of risks relating to competition, see “Risk Factors—Risks Relating to Our Business and Industry—We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.”

Employees

We had a total of 1,953 and 2,613 employees as of December 31, 2019 and September 30, 2020. As of September 30, 2020, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of September 30, 2020.

Function	Number of Employees
Instructors	340
Content development	351
Technology	589
Operation	45
Sales and marketing	1,055
General and administrative	233

Total	2,613

We enter into standard labor contracts with our full-time employees with non-compete and confidentiality provisions. In addition to salaries and benefits, we generally provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing staff members.

As of September 30, 2020, 2,992 dedicated and full-time tutors outsourced by a third-party service provider were servicing the students of our online K-12 after-school tutoring courses. We engage the third-party service provider through service outsourcing agreements to help us recruit, train and manage tutors at our request and settle monthly payment of fees to tutors. The tutors enter into employment or service contracts with the third-party service provider and are not our employees. The service outsourcing agreements between the third-party service provider and us, as well as the employment or service contracts between the third-party service provider and the tutors, contain confidentiality provisions governing the tutors’ services for our after-school tutoring courses.

Under the applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Properties and Facilities

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices and studios in a number of other cities in China. Information on our leased properties as of September 30, 2020 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	20.2	1-6
Others	49.4	2-5
Total	69.6

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of September 30, 2020, we had registered 182 trademarks, 36 literature and artwork copyrights, 55 software copyrights and 72 domain names in China.

In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property developed by them in connection with their employment with us, including our in-house developed content and technologies and recorded courses, are our property.

Insurance

We provide certain employees supplemental health insurance. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

PRC Regulations

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the State Administration of Press Publication Radio Film and Television). This section summarizes the principal PRC regulations related to our business.

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective on July 23, 2020, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, as last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, effective on March 1, 2016 and as amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Relating to Private Education

The Education Law of PRC, or the Education Law, sets forth provisions relating to the fundamental education systems of China, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Pursuant to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools must be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the Ministry of Justice, or the MOJ, published a draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of PRC, or the MOJ Draft, for public comment. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. The institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not provide educational and teaching activities which require the private school operating permit. The internet technology service platform that provides training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

Regulation Relating to After-school Tutoring and Educational Apps

On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and publicly present the classes, courses, target students, class hours and other information relating to their academic training courses (primarily including courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the General Office of the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates the after-school training institutions targeting students in elementary and middle schools. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a training premise that satisfies specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant requirements relating to fire safety, environmental protection, hygiene, food operation and others; (iii) purchase personal safety insurance for their students to reduce safety risks; and (iv) avoid hiring any teachers who are working concurrently in primary or secondary schools, and ensure that teachers tutoring in academic subjects (such as Chinese, mathematics, English, physics, chemistry and biology) have the corresponding teacher qualification licenses. Teachers in primary and secondary schools cannot force or compel students to participate in tutoring provided by after-school training institutions, which is consistent with the principle of the PRC Compulsory Education Law that primary and secondary schools cannot promote or disguise products or services to students for their profit. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). With respect to online education service providers, State Council Circular 80 provides a principle that regulatory authorities of networking, culture, information technology, radio and television industries should cooperate with regulatory authorities of education in supervising online education in their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and further defined activities that will be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides that provincial regulatory authorities of education should be responsible for being filed with the training institutions that use internet technology to provide online training and target primary and secondary school students. Provincial regulatory authorities of education should supervise the online after-school training institutions based on the policies regulating the offline after-school training institutions. In addition, online after-school training institutions are required to file the information of their courses, such as names, contents, target students, syllabi and schedules with the relevant provincial regulatory authorities of education and publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful contents (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculties, students or parents as the main users and with education or learning as the main application scenarios, are educational Apps, which should be filed with competent provincial regulatory authorities for education by the end of 2019. The Opinions on Educational Apps also requires, among others, that (i) each provider of educational Apps should obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity before the completion of filing; (ii) the educational Apps with main users under the age of 18 should limit the use time of its App, specify the range of suitable ages, and strictly monitor the content in its App; (iii) if any educational App will be introduced as a mandatory App to students in any school, such educational App should be approved by the applicable school through its collective decision-making process and be filed with the competent regulatory authorities for education; and (iv) the educational Apps selected by regulatory authorities for education and schools as the teaching or management tools are not allowed to charge any fees to students or parents or offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that filings of existing educational Apps should be completed prior to January 31, 2020.

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School

Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training, or the Online After-school Training Opinions, as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education prior to October 31, 2019 and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

With respect to the filing requirements, the Online After-school Training Opinions provides, among others, that (i) an online after-school training institution should file with the competent provincial regulatory authorities of education after it obtains the ICP License and the grade evaluation report for the graded protection of cybersecurity, and such filing should be completed prior to October 31, 2019 if such online after-school training institution has already conducted online after-school training; (ii) the materials need to be filed by the online after-school training institutions include, among others, the materials related to the institution (such as the information on their ICP Licenses and other relevant licenses), the management systems used for protection of personal information and cybersecurity, the training content and the training personnel; and (iii) the competent provincial regulatory authorities of education should promulgate local implementing rules on filing requirements, which should focus on training institutions, training content and training personnel.

The Online After-school Training Opinions further provides that the competent provincial regulatory authorities of education should, jointly with other provincial government authorities, review the filings and qualifications of the online after-school training institutions by the end of December 2019, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training itself, and should not be beyond the scope of relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. The training content and data should be stored for more than one year, among which the live streaming teaching videos should be stored for more than six months; (ii) each course should not be longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and no homework should be left for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teachers who are currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ platforms and course interfaces should present the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their parents, the online after-school training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically presented on the training platforms. The prepaid fees can only be used for education and training purposes, and cannot be used for other investment activities. If the prepaid fees are charged based on the number of classes, the prepaid fees are not allowed to be collected in a lump sum for more than 60 classes. If the prepaid fees are charged based on the length of the learning period, the prepaid fees are not allowed to be collected for a learning period of more than three months; and (vi) the online after-school training institutions with incompliance or issues identified by the competent provincial regulatory authorities of education must complete the rectification by the end of June 2020, and would be subject to fines, administrative order to suspend operations or other administrative sanctions if they fail to complete the rectification in time.

On April 21, 2020, the Ministry of Human Resources and Social Welfare and other government authorities jointly promulgated the Notice of Implementing the Phased Measures of “Taking Certificate after Starting Career” for Certain Occupations under COVID-19, pursuant to which all college graduates who are eligible for the teacher qualification examination and meet the requirements of teacher qualification regarding ideological and political criteria, language skills and physical conditions are allowed to start to teach before obtaining the teacher qualification licenses. The teacher qualification licenses will not be a mandatory precondition for college graduates if they are hired prior to December 31, 2020.

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

Regulation Relating to Internet Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” is defined as the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” are defined as the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers should take various measures during operation of their services, such as examining and verifying the authenticity of the identification information, and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services should file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, the live streaming services providers are required to file with the local public security authority within 30 days after they commence the service online.

Regulation Relating to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

Regulation Relating to Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), on February 17, 2011 and last amended on December 15, 2017, requires internet information services providers engaging in commercial “internet culture activities” to obtain an internet culture business operating license from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

Regulation Relating to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulation Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (x) sells or provides personal information to others in a way violating the applicable law, or (y) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the MPS on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

According to the Civil Code of China, which will take effect on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person.

Regulation Relating to Publishing

Under the Administrative Provisions on the Publications Market, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publishing activities shall obtain a publishing license from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Relating to Advertising

The principal regulations governing advertising businesses in China are the PRC Advertising Law as last amended on October 26, 2018 and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

Regulation Relating to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it in 2010. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, as amended on May 19, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended it in 2008. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to applicable laws.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the

Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

On May 28, 2020, the National People’s Congress approved the Civil Code of PRC, which will take effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

Regulation Relating to Scope of Business

Under the Implementation Rules for the Administrative Regulations on Registration of Enterprise Legal Persons promulgated by SAMR in 1988 and last amended in 2019, enterprises shall engage in business activities in accordance with the scope of business approved and registered by the registration authorities. Enterprises which engage in business activities beyond the approved and registered scope of business shall be given a warning, depending on the extent of the offense, illegal income shall be confiscated, a fine of no more than three times the amount of the illegal income shall be imposed, capped at RMB30,000; where there is no illegal income, a fine of no more than RMB10,000 shall be imposed.

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter-enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding Cross-Border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = S outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + S outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long- term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% * macro-prudential adjustment parameter * its net assets, or Net Asset Limits, in which the macro-prudential adjustment parameter was currently adjusted by SAFE to 1.25 from 1 in light of the current macroeconomic and international balance of payment. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-

Weighted Approach and the Net Asset Limits. Under the PBOC Notice No. 9, after the Transitional Period ended on January 11, 2018, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Circular 9. As of the date of this prospectus, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdrawing any amount from such foreign loan.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	41	Founder, Chairman and Chief Executive Officer
Dun Xiao	35	Co-Founder and Director
Qin Wen	36	Chief Operating Officer and Director
Kuanghao Zhang	33	Senior Vice President of Online After-School Tutoring
Michael Chao Du	35	Director and Chief Financial Officer
Tuck Lye Koh	49	Director
Jiawei Gan	51	Independent Director
Bing Yuan	52	Independent Director

Mr. Andy Chang Liu is our founder and has served as our chief executive officer since our inception and our director since February 2013. Mr. Liu worked as principal of Shenyang New Oriental School and assistant vice president at Beijing New Oriental Education & Technology Group from May 2010 to May 2011, and prior to that, as principal of Changchun New Oriental School from March 2005 to May 2010, and as an English teacher from July 2003 to February 2005. Mr. Liu received his bachelor’s degree and master’s degree in chemical engineering and technology from Tianjin University in 2001 and 2004, respectively.

Mr. Dun Xiao is our co-founder and has served as our director since April 2014. Mr. Xiao co-founded D&H Ltd. and worked as a managing director at D&H Ltd. from October 2008 to October 2011. From August 2008 to October 2008, Mr. Xiao worked as volunteer leader at The United Nations Volunteers/The Beijing Organizing Committee for the Games of the XXIX Olympiad. Prior to that, Mr. Xiao worked as an associate analyst at the London office of UBS Investment Bank from August 2007 to August 2008. Mr. Xiao received his bachelor’s and master’s degrees in electrical and information engineering from the University of Cambridge in 2007.

Mr. Qin Wen has worked as our chief operating officer since February 2019 and has served as our director since December 2020. Prior to that, Mr. Wen worked at our company in several positions, including vice president of in-school solution, from May 2017 to February 2019. From 2010 to 2017, Mr. Wen worked in several positions at Meituan (HKEX: 3690), including as general manager of the retailing business unit and chief financial officer of the in-store dining business group, general manager of the in-store visits business unit, senior director of product operations department, director of sales operations department and city manager of Xi’an. Mr. Wen received his bachelor’s degree in financial management from Xi’an Jiaotong University in 2007.

Mr. Kuanghao Zhang has worked as our senior vice president of after-school tutoring since August 2018. Prior to joining us, Mr. Zhang worked in several positions at TAL Education Group (NYSE: TAL), specifically in its www.xueersi.com online education services business unit from 2011 to 2018 and its offline Xueersi Peiyou small class and Mobby business unit from 2008 to 2011. The key functions Mr. Zhang was in charge of at www.xueersi.com included instructor training, learning and internet product design and R&D, user experience and research, project management, online traffic acquisition, courseware development and question bank production. His key role at TAL Education Group’s offline operations included Xueersi Peiyou small class’s head of primary school content development team and head of Mobby’s primary school operation. Mr. Zhang received his bachelor’s degree in mathematics and applied mathematics from Liaocheng University in 2008.

Mr. Michael Chao Du has served as our director since July 2020 and our chief financial officer since February 2020. Prior to joining us, Mr. Du worked in the investment banking department of Deutsche Bank from 2011 to 2015 and from 2016 to 2020 in several positions, most recently as vice president. Mr. Du worked as an analyst on the investment banking team of Daiwa Capital Markets Hong Kong Limited from 2009 to 2011. From 2008 to 2009, Mr. Du worked as an analyst in the merger and acquisition team at KPMG Corporate Finance Limited. Mr. Du received his bachelor’s degree in economics and finance from the University of Hong Kong in 2008.

Mr. Tuck Lye Koh has served as our director since June 2013. Mr. Koh co-founded Shunwei Capital, a China-based, technology-focused venture capital fund, in 2011 and has served as its chief executive officer since then. Mr. Koh has extensive investment experience, spanning early to growth stage investments in multiple industries, including TMT, manufacturing, retail and consumer and logistics. At Shunwei Capital, Mr. Koh is responsible for overall investment and management, and has led the firm’s investments in a wide variety of technology-based entities. Mr. Koh also has served as a director at Agora, Inc. (Nasdaq: API) since May 2018. Mr. Koh served as a director of Xiaomi Corporation (HKEX: 1810) from August 2013 to October 2019. Mr. Koh also currently serves, and has served, as a director of multiple privately held technology companies. Before co-founding Shunwei Capital in 2011, Mr. Koh held various management positions in several international institutions including C.V. Starr, GIC, AIG and Deutsche Bank. Mr. Koh received his bachelor’s degree in mechanical engineering from the National University of Singapore in 1996 and his master of science degree in industry engineering (engineering management) from Stanford University in 1999.

Mr. Jiawei Gan has served as our independent director since December 2020. Mr. Gan has served as an operating partner of Hillhouse Capital Group since 2018, responsible for providing consulting services to invested companies. From 2011 to 2016, Mr. Gan worked in several positions at Meituan (HKEX: 3690), including as chief operation officer and president of the in-store food voucher business unit. From 2000 to 2011, Mr. Gan worked in several positions at Alibaba Group (NYSE: BABA), including as vice president of sales, senior director of sales operation team, internet operation director and marketing director, focusing on sales and marketing. Mr. Gan received his bachelor’s degree in food engineering from Zhejiang Gongshang University in 1995 and his EMBA degree from China Europe International Business School in 2011.

Mr. Bing Yuan has served as our independent director since December 2020. Mr. Yuan is a managing director of Hony Capital and a member of Hony Capital’s executive committee, responsible for its equity investment operations. Mr. Yuan joined Hony Capital in April 2009 and has served as a managing director of the private equity department since January 2010. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the direct investment department of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the investment banking division of Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a vice president with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focusing on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan assisted numerous prominent Chinese state-owned enterprises and private sector companies in completing their initial public offerings, corporate finance and merger & acquisition transactions. Mr. Yuan also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990 and received his master’s degree in international relations in June 1993 and his Juris Doctor degree in June 1998 from Yale University.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Bing Yuan is the chairperson of our audit committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bing Yuan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Jiawei Gan is the chairperson of our compensation committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Jiawei Gan is the chairperson of our nominating and corporate governance committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. The service of our independent directors has an initial term of two years and may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB4.8 million (US$0.7 million) in cash to our executive officers and nil to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this prospectus, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of the date of this prospectus, options to purchase 35,656,897 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 6,888,869 unvested restricted shares are outstanding, and 1,305,111 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan.

The following paragraphs summarize the principal terms of the 2015 Plan.

Grant of options. The 2015 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2015 Plan is subject to the administration of our board of directors, whose decision as to all matters arising in relation to the 2015 Plan or its interpretation or effect should be final and binding on all parties, except as otherwise provided under the 2015 Plan.

Award Letter. Options granted under the 2015 Plan are evidenced by an award letter that sets forth the terms, conditions and limitations for each award, which is subject to any modification as determined by our board of directors from time to time.

Eligibility. We may grant options to full-time employees or directors of our company or the subsidiaries or VIEs of our company or any other persons, who devote substantially all of their time and efforts to our business, management and operation, as determined by our board of directors.

Vesting Schedule. The 2015 Plan sets forth several different types of vesting schedule. The applicable vesting schedule, or other vesting schedule as may be otherwise determined by our board of directors, for each grantee is specified in the relevant award letter.

Exercise of Options. Subject to certain terms and conditions under the 2015 Plan, an option cannot be exercised prior to the 180th day after the completion of this offering. Subject to certain terms and conditions under the 2015 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of this offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2015 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2015 Plan has a term of ten years from its date of effectiveness. We may at any time terminate the 2015 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2015 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2015 Plan may adversely affect the terms of issue of options previously granted under the 2015 Plan.

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this prospectus, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of the date of this prospectus, options to purchase 8,642,500 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 11,882,500 unvested restricted shares are outstanding, and 1,091,102 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Grant of options. The 2018 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2018 Plan shall be subject to the administration of our board of directors, whose decision as to all matters arising in relation to the 2018 Plan or its interpretation or effect should be final and binding on all parties, except as otherwise provided under the 2018 Plan.

Award Letter. Options granted under the 2018 Plan are evidenced by an award letter that sets forth the terms, conditions and limitations for each award, which is subject to any modification as determined by our board of directors from time to time.

Eligibility. We may grant options to full-time employees or directors of our company or the subsidiaries or VIEs of our company or any other persons, who devote substantially all of their time and efforts to our business, management and operation, as determined by our board of directors.

Vesting Schedule. The 2018 Plan sets forth several different types of vesting schedule. The applicable vesting schedule, or other vesting schedule as may be otherwise determined by our board of directors, for each grantee is specified in the relevant award letter.

Exercise of Options. Subject to certain terms and conditions under the 2018 Plan, an option cannot be exercised prior to the 180th day after the completion of this offering. Subject to certain terms and conditions under the 2018 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of this offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2018 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. We may at any time terminate the 2018 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2018 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2018 Plan may adversely affect the terms of issue of options previously granted under the 2018 Plan.

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which we refer to as the 2020 Plan in this prospectus, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year. As of the date of this prospectus, we have only granted 5,130,305 restricted share units under the 2020 Plan, which were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu will become fully vested upon the completion of this offering.

The following paragraphs summarize the principal terms of the 2020 Plan.

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award granted.

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to terminate, amend or modify the plan, provided that we shall obtain shareholder approval to the extent necessary to comply with applicable law or stock exchange rules, unless we decide to follow home country practice. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the plan.

The following table summarizes, as of the date of this prospectus, the number of unvested restricted shares that we granted to our directors and executive officers.

Name	Unvested Restricted Shares	Date of Grant	Date of Expiration
Andy Chang Liu	—	—	—
Dun Xiao	—	—	—
Qin Wen	*	May 4, 2017 December 1, 2018 October 10, 2020	May 4, 2027 December 1, 2028 October 10, 2030
Kuanghao Zhang	*	August 6, 2018 December 1, 2018 October 10, 2020	August 6, 2028 December 1, 2028 October 10, 2030
Michael Chao Du	*	February 17, 2020 October 10, 2020	February 17, 2030 October 10, 2030
Tuck Lye Koh	—	—	—
Total	8,031,033	—	—

Note:

*	Less than 1% of our total outstanding shares as of the date of this prospectus.

As of the date of this prospectus, our employees other than directors and executive officers as a group held options to purchase 19,730,875 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive 9,407,002 ordinary shares subject to the applicable vesting schedules of unvested restricted shares. In addition, as of the date of this prospectus, we have granted 5,130,305 restricted share units under the 2020 Plan to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu will become fully vested upon the completion of this offering.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 395,997,829 ordinary shares outstanding (on an as-converted basis) as of the date of this prospectus, and 411,211,902 Class A ordinary shares and 58,453,168 Class B ordinary shares (inclusive of the 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, under the 2020 Plan, all of which will become fully vested upon the completion of this offering and 36,936 Class A ordinary shares to be held by China Equities HK Limited upon the completion of this offering, all of which will have been converted and re-designated from 36,936 Series E preferred shares to be issued to China Equities HK Limited immediately prior to the completion of this offering pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus) outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As-converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Andy Chang Liu(1)	67,721,361	17.1	14,498,498	58,453,168	72,951,666	15.5	81.7
Dun Xiao(2)	10,114,270	2.6	10,114,270	—	10,114,270	2.2	0.5
Qin Wen(3)	4,702,167	1.2	4,702,167	—	4,702,167	1.0	0.2
Kuanghao Zhang	*	*	*	—	*	*	*
Michael Chao Du	—	—	*	—	*	*	*
Tuck Lye Koh(4)	79,846,801	20.2	79,846,801	—	79,846,801	17.0	3.7
Jiawei Gan	—	—	—	—	—	—	—
Bing Yuan	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	157,682,432	39.8	104,459,569	58,453,168	162,912,737	34.7	85.8

Principal Shareholders:
Shunwei Capital Entities(4)	79,846,801	20.2	79,846,801	—	79,846,801	17.0	3.7
Fluency Holding Ltd.(1)	53,322,863	13.5	—	58,453,168	58,453,168	12.4	81.0
H Capital Entities(5)	48,473,086	12.2	48,473,086	—	57,973,086	12.3	2.7
CL Lion Investment III Limited(6)	45,798,690	11.6	45,798,690	—	45,798,690	9.8	2.1
Esta Investments Pte. Ltd.(7)	44,100,592	11.1	44,100,592	—	44,100,592	9.4	2.0
Walden Investments Group Limited(8)	25,325,628	6.4	25,325,628	—	25,325,628	5.4	1.2
Long Great Holdings Limited(9)	23,016,959	5.8	23,016,959	—	23,016,959	4.9	1.1

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares outstanding as of the date of this prospectus.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Mr. Tuck Lye Koh is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of Jiawei Gan is 28/F, Building B, Ping An International Financial Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Bing Yuan is 6th Floor, South Tower C, Raycom InfoTech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to thirty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(1)

Represents (i) 50,017,212 ordinary shares and 3,305,651 Series E preferred shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, (ii) 14,083,831 ordinary shares held by 17 Prosperity Limited, the voting rights of which shares are held by Mr. Andy Chang Liu, and (iii) 314,667 ordinary shares currently accounted for as unvested restricted shares that will become issued and outstanding and to be held by 17 Prosperity Limited within 60 days after the date of this prospectus, the voting rights of which shares will be held by Mr. Andy Chang Liu. The number of ordinary shares beneficially owned immediately after this offering also includes (i) 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu under the 2020 Plan, all of which will become fully vested upon the completion of this offering and (ii) 100,000 additional ordinary shares currently accounted for as unvested restricted shares that will become issued and outstanding in accordance with its applicable vesting schedule and were subject to the performance condition of we completing an IPO and to be held by 17 Prosperity Limited within 60 days after the date of this prospectus, the voting rights of which shares will be held by Mr. Andy Chang Liu. 17 Prosperity Limited is wholly owned by 17 Prosperity Trust. 17 Prosperity Trust was established by us to hold shares that will be used to provide incentives and rewards to management team members. All shareholder rights of the shares held in 17 Prosperity Trust, including but not limited to voting rights and dividend rights, are unconditionally waived until the corresponding shares are vested in accordance with the applicable vesting schedule, and such unvested restricted shares are subject to forfeiture if vesting conditions are not met. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vistra Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. The business address of 17 Prosperity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. 3,305,651 ordinary shares and 3,305,651 Series E preferred shares held by Fluency Holding Ltd. have been pledged as collateral for a secured loan. All the ordinary shares and preferred shares held by Fluency Holding Ltd. will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 9,284,601 ordinary shares and 829,669 Series E preferred shares held by Shield Investment Holding Ltd., a British Virgin Islands limited liability company. Shield Investment Holding Ltd. is wholly owned by Shield Trust, of which the settlor and beneficiary is Mr. Dun Xiao. The business address of Shield Investment Holding Ltd. is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. 497,802 ordinary shares and 829,669 Series E preferred shares held by Shield Investment Holding Ltd. have been pledged as collateral for a secured loan. All the ordinary shares and preferred shares held by Shield Investment Holdings Ltd. will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(3)

Represents 4,702,167 ordinary shares held by 17 Prosperity Limited, which are held for the benefit of Qin Wen through 17 Prosperity Trust and have fully vested in accordance with the applicable vesting schedule as of the date of this prospectus, and the voting rights of these shares are held by Mr. Andy Chang Liu. The business address of 17 Prosperity Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. All the ordinary shares held by 17 Prosperity Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(4)

Represents (i) 2,831,179 ordinary shares, 374,091 Series A preferred shares, 24,331,486 Series B preferred shares, 27,041,644 Series B+ preferred shares, 13,943,112 Series C preferred shares and 5,019,324 Series D preferred shares held by Shunwei Ventures II Limited, a British Virgin Islands limited liability company, and (ii) 6,305,965 Series E preferred shares held by Shunwei Growth III Limited, a British Virgin Islands limited liability company. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. The shareholders of Shunwei Capital Partners GP Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun

Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. The shareholders of Shunwei Growth III Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. The business address of both Shunwei Ventures II Limited and Shunwei Growth III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. All the ordinary shares and preferred shares held by Shunwei Ventures II Limited and Shunwei Growth III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(5)

Represents (i) 22,308,979 Series C preferred shares held by H Capital I, L.P., (ii) 13,552,176 Series D preferred shares held by H Capital II, L.P., and (iii) 12,611,931 Series E preferred shares held by H Capital IV, L.P. H Capital I, L.P., H Capital II, L.P. and H Capital IV, L.P., or H Capital Entities, which were incorporated in Cayman Islands. The number of ordinary shares beneficially owned immediately after this offering also includes 9,500,000 Class A ordinary shares represented by 3,800,000 ADSs, which H Capital V, L.P., an affiliate of H Capital Entities, has subscribed for and has been allocated in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. H Capital I, L.P. is controlled by H Capital I GP, L.P., which is controlled by H Capital I GP, Ltd. H Capital II, L.P. is controlled by H Capital II GP, L.P., which is controlled by H Capital II GP, Ltd. H Capital IV, L.P. is controlled by H Capital IV GP, L.P., which is controlled by H Capital IV GP, Ltd. H Capital V, L.P. is controlled by H Capital V GP, L.P., which is controlled by H Capital V GP, Ltd. Xiaohong Chen is the controller of H Capital I GP, Ltd., H Capital II GP, Ltd., H Capital IV GP, Ltd. and H Capital V GP, Ltd. The business address of H Capital Entities and H Capital V, L.P. is Floor 4, Willow, House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. All the preferred shares held by H Capital Entities will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 12,611,931 Series E preferred shares and 33,186,759 Series F preferred shares held by CL Lion Investment III Limited, a British Virgin Islands company. CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. beneficially own 86.3% and 13.7% of the equity interests of CL Lion Investment III Limited, respectively. The general partner of CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. is CITIC PE Associates II, L.P., of which the general partner is CITIC PE Funds II Limited, a company wholly owned by CITICPE Holdings Limited. The largest shareholder of CITICPE Holdings Limited is CLSA Global Investments Management Limited, which beneficially owns 35% of the equity interest of CITICPE Holdings Limited. CLSA Global Investments Management Limited is wholly owned by CLSA, BV, which is wholly owned by CITIC Securities International Co. Ltd. CITIC Securities International Co. Ltd. is wholly owned by CITIC Securities Company Limited. The business address of CL Lion Investment III Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the preferred shares held by CL Lion Investment III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 5,395,249 Series A preferred shares, 15,057,973 Series D preferred shares and 23,647,370 Series E preferred shares held by Esta Investments Pte. Ltd, a Singapore private company. Esta Investments Pte. Ltd is wholly owned by Tembusi Capital Pte Ltd, which is wholly owned by Temasek Holdings Pte Ltd. Temasek Holdings Pte Ltd is wholly owned by the Minister of Finance in Singapore. The business address of Esta Investments Pte. Ltd is 60B Orchard Road, #06-18, the Atrium@Orchard, Singapore 238891. All the preferred shares held by Esta Investments Pte. Ltd will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 1,591,530 Series A preferred shares, 10,213,276 Series B preferred shares and 13,520,822 Series B+ preferred shares held by Walden Investments Group Limited, a British Virgin Islands limited liability company. Walden Investments Group Limited is wholly owned by Jasmine City Limited, a company wholly owned by Sunwei Chen. The business address of Walden Investments Group Limited is 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. All the preferred shares held by Walden

Investments Group Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(9)

Represents 9,496,137 ordinary shares and 13,520,822 Series B+ preferred shares held by Long Great Holdings Limited, a British Virgin Islands company. Long Great Holdings Limited is wholly owned by Mr. Xiaoping Xu and his family. The business address of Long Great Holdings Limited is Suite 203C, 12/F, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong. All the ordinary shares and preferred shares held by Long Great Holdings Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, we had 78,632 Series A preferred shares held by record holders in the United States, representing approximately 0.02% of our total ordinary shares issued and outstanding on an as-converted basis. As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a FINRA member.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Transactions with Our Shareholders and Related Entities

Transactions with Fluency Holding Ltd. Fluency Holding Ltd. is an entity wholly owned by Mr. Andy Chang Liu, our founder, chairman and chief executive officer. In 2015, we entered into a loan agreement with Fluency Holding Ltd., pursuant to which Fluency Holding Ltd. borrowed US$1.5 million from us in connection with personal affairs. The loan is unsecured and non-interest bearing. In 2017, we repurchased 792,522 ordinary shares held by Fluency Holding Ltd. for a consideration of US$1.1 million, to partially settle the loan of US$1.5 million. In September 2020, we repurchased 115,324 ordinary shares held by Fluency Holding Ltd. to settle the loan. As of December 31, 2017, 2018 and 2019 and September 30, 2020, we had amounts due from Fluency Holding Ltd. of RMB2.4 million, RMB2.6 million, RMB2.6 million and nil, respectively.

Transactions with Mr. Dun Xiao. In June 2020, Beijing VIE entered into a share transfer agreement with Mr. Dun Xiao to acquire 100% equity interest in an entity wholly owned by him (which included a loan receivable from Mr. Dun Xiao of RMB589 thousand (US$83 thousand)) for a consideration of RMB1.0 million (US$141.5 thousand). Shortly after the acquisition, we and Mr. Dun Xiao agreed to waive the loan and reduced the amount due to Mr. Dun Xiao by the same amount. The remaining consideration of RMB411 thousand (US$58 thousand) due to Mr. Dun Xiao was fully repaid in September 2020.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$80,000 divided into 800,000,000 shares with a par value of US$0.0001 each, comprising of 476,181,955 ordinary shares, 22,257,215 Series A preferred shares, 34,815,112 Series B preferred shares, 54,083,288 Series B+ preferred shares, 50,195,203 Series C preferred shares, 50,193,243 Series D preferred shares, 79,087,225 Series E preferred shares and 33,186,759 Series F preferred shares. As of the date of this prospectus, 77,884,732 ordinary shares, 17,085,275 Series A preferred shares, 34,544,762 Series B preferred shares, 54,083,288 Series B+ preferred shares, 50,195,203 Series C preferred shares, 50,193,243 Series D preferred shares, 78,824,567 Series E preferred shares and 33,186,759 Series F preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$150,000 divided into 1,500,000,000 shares comprising of (i) 1,300,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001, and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, save and except that the 50,017,212 ordinary shares and 3,305,651 preferred shares held by Fluency Holding Ltd. will be converted into, and/or re-designated and re-classified as, Class B ordinary shares. Following such conversion and/or re-designation and upon the completion of this offering, we will have 411,211,902 Class A ordinary shares issued and outstanding and 58,453,168 Class B ordinary shares issued and outstanding (inclusive of the 5,130,305 Class B ordinary shares issuable upon full vesting of the 5,130,305 outstanding restricted share units granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, under the 2020 Plan, all of which will become fully vested upon the completion of this offering and 36,936 Class A ordinary shares to be held by China Equities HK Limited upon the completion of this offering, all of which will have been converted and re-designated from 36,936 Series E preferred shares to be issued to China Equities HK Limited immediately prior to the completion of this offering pursuant to the cashless exercise of the warrant we issued to China Equities HK Limited as described in “Description of Share Capital—History of Securities Issuances—Warrants” in this prospectus), assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. After this offering, the holder of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power. After this offering, Class B ordinary shares will need to represent at least 6.25% of the total issued and outstanding ordinary shares for the holder of Class B ordinary shares to have the voting power for controlling the outcome of matters submitted to the shareholders for approval by way of a special resolution, which requires the affirmative vote of no less than two-thirds of the votes cast attaching to our issued and outstanding ordinary shares under our post-offering seventh amended and restated memorandum and articles of association.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a seventh amended and restated memorandum and articles of association, which will become effective and replace our current sixth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, chairman and chief executive officer, Mr. Andy Chang Liu, one of his affiliates or any other “Founder Affiliate” as defined in our post-offering memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Liu, one of his affiliates or any other “Founder Affiliate” as defined in our post-offering memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to thirty votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, approve to divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issuance of such shares. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class, may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (apart from our memorandum and articles of association and the register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On January 12, 2018, we issued 4,283,934 ordinary shares to Fluency Holding Ltd. for a consideration of US$428.39.

On January 12, 2019, we issued 4,283,934 ordinary shares to Fluency Holding Ltd. for a consideration of US$428.39.

On June 30, 2020, we issued an aggregate of 32,107,367 ordinary shares to certain of our directors and employees upon their exercise of options at a price of US$0.0014 per share.

On November 6, 2020, we issued an aggregate of 6,800,000 ordinary shares to certain of our directors and employees upon their exercise of options at a price of US$0.0014 per share.

Preferred Shares

On January 12, 2018, we issued 78,824,567 Series E preferred shares to Esta Investments Pte. Ltd., Bytedance (HK) Limited, CL Lion Investment III Limited, H Capital IV, L.P. and Shunwei Growth III Limited for an aggregate consideration of US$250,000,000.00.

On June 26, 2020, we issued 33,186,759 Series F preferred shares to CL Lion Investment III Limited for a consideration of US$120,000,002.00.

Warrants

On December 20, 2019, we issued a warrant to purchase 150,850 Series E preferred shares to China Equities HK Limited for nominal consideration in conjunction with a credit facility entered into between Shanghai WFOE and a PRC commercial bank. China Equities HK Limited is a designee of the PRC commercial bank. Subject to the terms and conditions set forth in the warrant, China Equities HK Limited may exercise the warrant in whole but not in part to purchase 150,850 Series E preferred shares, par value US$0.0001 per share, at an exercise price of US$3.1716 per Series E preferred share, through either cash or cashless exercise, during the period from December 20, 2019 to the earlier of (i) December 20, 2026, and (ii) the occurrence of an Acceleration Event (as defined therein), which definition includes an initial public offering of our securities. This offering constitutes an Acceleration Event. On November 24, 2020, China Equities HK Limited delivered to us an Election to Exchange (as defined in the warrant) to exercise the warrant on a cashless basis and we and China Equities HK Limited have agreed that the fair market value of each Series E preferred share for purposes of calculating the number of Series E preferred shares to be issued to China Equities HK Limited upon such cashless exercise of the warrant shall be equal to the initial public offering price of Class A ordinary share and we shall settle this cashless exercise of the warrant through issuance of Series E preferred shares to China Equities HK Limited immediately prior to the completion of this offering pursuant to the terms and conditions of the warrant. Based on the initial public offering price of US$4.20 per Class A ordinary share, we will issue 36,936 Series E preferred shares to China Equities HK Limited immediately prior to the completion of this offering pursuant to the cashless exercise of the warrant, all of which Series E preferred shares will be automatically converted and re-designated as Class A ordinary shares upon issuance. China Equities HK Limited has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions.

On May 19, 2020, we issued a warrant to purchase 111,808 Series E preferred shares to East West Bank for nil consideration in conjunction with a credit facility entered into between Shanghai VIE, Shanghai WFOE and East West Bank’s affiliate and will automatically become effective upon our drawdown of such credit facility. Subject to the terms and conditions set forth in the warrant, upon the warrant becoming effective, East West Bank may exercise the warrant in whole but not in part to purchase 111,808 Series E preferred shares, par value US$0.0001 per share, at an exercise price of US$3.1716 per Series E preferred share, through either cash or cashless exercise, during the period from May 19, 2020 to the earlier of (i) May 19, 2025, and (ii) the occurrence of an Acceleration Event (as defined therein), which definition includes an initial public offering of our securities. This offering constitutes an Acceleration Event. As of the date of this prospectus, we have not drawn from such credit facility and we do not expect to draw from such credit facility before the completion of this offering. Therefore, we expect that the warrant will expire upon the completion of this offering without becoming effective. For the complete text of the warrant, please see the copy filed as an exhibit to the registration statement filed with the SEC of which this prospectus is a part.

Grant of Options

During the past three years, we have granted options to certain of our directors, employees and consultants to purchase 45,993,200 ordinary shares.

Shareholders Agreement

We entered into the sixth amended and restated shareholders agreement with our shareholders in November 2020. The sixth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, drag-along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering. For the complete text of the shareholders agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC of which this prospectus is a part.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the sixth amended and restated shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) June 26, 2024 or (ii) the taking effect of a registration statement for our initial public offering, holders of at least 30% of the registrable securities then outstanding have the right to demand by written notice that we file a registration statement covering the registration of a minimum of 20% of the registrable securities (or any lesser percentage if the anticipated gross proceeds from the offering are to exceed US$100,000,000). We have a right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once during any 12 month period and cannot register any other securities during such period. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the offering involves an underwriting of our equity securities and the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of securities to be underwritten, the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, (i) first, to us, (ii) second, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (iii) third, to Precise Asset Investments Limited, (iv) fourth, to the other holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (v) fifth, to holders of other securities of us; provided, however, that the right of the underwriter(s) to exclude shares (including registrable securities) from the registration and underwriting as described above will be restricted so that (i) the number of registrable securities included in any such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested; and (ii) all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director will first be excluded from such registration and underwriting before any registrable securities are so excluded.

Registration on Form F-3. Any holder or holders of at least a majority of all registrable securities then outstanding may request the company to effect an unlimited number of registration on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances. We have a right to defer filing of a F-3 registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting F-3 registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be effected at such time. However, we cannot exercise the deferral right more than once during any 12 month period and cannot register any other securities during such period. If the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte. Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Obligations. Our shareholders’ registration rights will terminate upon the earlier of (i) five years after taking effect of a registration statement for a qualified public offering, and (ii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Two ADSs will represent five Class A ordinary shares (or a right to receive five Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 30 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction and Arbitration

The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the ADSs or the deposit agreement. In addition, the deposit agreement provides that any controversy, claim or cause of action brought by any party to the deposit agreement against us arising out of or relating to, among other things, the ADSs or the deposit agreement, if elected by the claimant, shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The arbitration provisions apply to actions arising under the Securities Act and the Exchange Act. However, the arbitration provisions of the deposit agreement do not preclude you from pursuing any claims, including claims under the Securities Act or the Exchange Act, in the United States District Court for the Southern District of New York (or New York state courts in New York County, New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). Accepting or consenting to the arbitration provisions does not constitute a waiver by investors of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 27,400,000 ADSs will be outstanding, representing 68,500,000 Class A ordinary shares, or 14.6% of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. The ADSs have been approved for listing on the Nasdaq Global Select Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors and executive officers, our existing shareholders and certain holders of options have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed and subject to certain other exceptions), without the prior written consent of the representatives of the underwriters. In addition, China Equities HK Limited, a warrant holder who will become a holder of certain Class A ordinary shares after the completion of this offering pursuant to a cashless exercise of the warrant it holds, has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Description of Share Capital—History of Securities Issuances—Warrants” and “Underwriting” for more information.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal 4,112,119 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, on the Nasdaq Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that 17 Education & Technology Group Inc. is not a PRC resident enterprise for PRC tax purposes. 17 Education & Technology Group Inc. is a company incorporated outside of the PRC. 17 Education & Technology Group Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that 17 Education & Technology Group Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that 17 Education & Technology Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of 17 Education & Technology Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 17 Education & Technology Group Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, 17 Education & Technology Group Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) are considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, are treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. are acting as the representatives of the underwriters.

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC	12,056,000
Goldman Sachs (Asia) L.L.C.	10,960,000
BofA Securities, Inc.	3,562,000
China Renaissance Securities (Hong Kong) Limited	548,000
Tiger Brokers (NZ) Limited	274,000

Total	27,400,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 4,110,000 additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

Affiliates of certain existing shareholders, CPE Fund and Huatai Capital, have subscribed for, and been allocated by the underwriters, an aggregate of 8,080,000 ADSs in this offering, including (i) 4,280,000 ADSs from affiliates of certain existing shareholders, (ii) 950,000 ADSs from CPE Fund, and (iii) 2,850,000 ADSs from Huatai Capital. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The number of ADSs subscribed by these shareholders represents approximately 29.5% of the ADSs being offered in this offering. The underwriters will not receive any underwriting discounts or commissions on any ADSs purchased by affiliates of certain existing shareholders, CPE Fund and Huatai Capital in this offering.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$0.441 per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table summarizes the compensation and estimated expenses we will pay. The underwriters will not receive any underwriting discounts or commissions on any ADSs purchased by affiliates of certain existing shareholders, CPE Fund and Huatai Capital in this offering.

		Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$10.50	$287,700,000	$330,855,000
Underwriting discounts and commissions paid by us from ADSs offered to the public	$0.735	$14,200,200	$17,221,050
Proceeds, before expenses, to us from ADSs offered to the public	$9.765	$188,659,800	$228,793,950
Proceeds, before expenses, to us from ADSs offered to affiliates of certain existing shareholders, CPE Fund and Huatai Capital	$10.50	$84,840,000	$84,840,000

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$4.4 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Our directors, officers, existing shareholders and certain holders of our outstanding share incentive awards have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

Notwithstanding the restrictions described in the preceding paragraph, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, through Fluency Holding Ltd., and Mr. Dun Xiao, our co-founder and director, through Shield Investment Holding Ltd., have pledged certain shares beneficially owned by them as collateral for secured loans. See “Principal Shareholders,” footnotes (1) and (2). If any lender enforces its security interests in such pledged shares upon an event of default, the pledged shares can be transferred without regard to the lock-up restrictions.

Further, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

China Equities HK Limited, a warrant holder who will become a holder of certain Class A ordinary shares after the completion of this offering pursuant to a cashless exercise of the warrant it holds, has also agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Description of Share Capital—History of Securities Issuances—Warrants” for more information.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Our ADSs have been approved for listing on the Nasdaq Global Select Market under the symbol “YQ. ”

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq, the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the

Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs are not subject to the supervision by, any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in

Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	39,534
FINRA Filing Fee		54,855
Nasdaq Application and Entry Fees		150,000
Printing and Engraving Expenses		195,000
Legal Fees and Expenses		1,976,198
Accounting Fees and Expenses		1,060,000
Miscellaneous		887,392

Total	US$	4,362,979

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by CM Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon CM Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 12/F, China Life Financial Center, No. 23, Zhenzhi Road, Chaoyang District, Beijing 100026, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 16, 2020 (November 13, 2020 as to the convenience translation described in Note 2)

We have served as the Company’s auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
ASSETS

Current assets
Cash and cash equivalents	1,252,983	653,859	96,303
Restricted cash	22,861	34,843	5,132
Short-term investments	20,000	—	—
Prepaid expenses and other current assets	38,135	66,311	9,765
Amounts due from a related party	2,578	2,611	385

Total current assets	1,336,557	757,624	111,585

Non-current assets
Property and equipment, net	34,978	65,169	9,598
Right-of-use assets	56,622	78,637	11,582
Other non-current assets	13,087	16,859	2,483

TOTAL ASSETS	1,441,244	918,289	135,248

LIABILITIES

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of nil and RMB9,000 as of December 31, 2018 and 2019, respectively)	—	85,000	12,519
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB66,300 and RMB151,413 as of December 31, 2018 and 2019, respectively)	222,459	309,031	45,515
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB59,855 and RMB224,092 as of December 31, 2018 and 2019, respectively)	75,737	243,521	35,867
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB7,647 and RMB28,179 as of December 31, 2018 and 2019, respectively)	24,531	43,152	6,356

Total current liabilities	322,727	680,704	100,257

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB148 and RMB652 as of December 31, 2018 and 2019, respectively)	148	652	96
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB3,931 and RMB18,325 as of December 31, 2018 and 2019, respectively)	19,539	21,282	3,134

TOTAL LIABILITIES	342,414	702,638	103,487

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 17)

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 shares authorized as of December 31, 2018 and 2019, 34,544,762 shares issued and outstanding as of December 31, 2018 and 2019)	289,925	330,817	48,724
Series B+ convertible redeemable preferred shares (US$0.0001 par value; 54,083,288 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	452,625	516,469	76,068
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	444,523	504,721	74,337
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	1,067,744	1,227,905	180,851
Series E convertible redeemable preferred shares (US$0.0001 par value; 78,824,567 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	1,820,227	2,095,667	308,658

TOTAL MEZZANINE EQUITY	4,075,044	4,675,579	688,638

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.0001 per share; 509,631,372 shares authorized as of December 31, 2018 and 2019, 53,580,124 shares and 57,864,058 shares issued as of December 31, 2018 and 2019, respectively; 51,989,548 shares and 57,864,058 shares outstanding as of December 31, 2018 and 2019, respectively)	33	37	5
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 shares authorized as of December 31, 2018 and 2019, 17,085,275 issued and outstanding as of December 31, 2018 and 2019)	54,256	54,256	7,991
Additional paid-in capital	—	—	—
Accumulated other comprehensive income	100,188	88,216	12,993
Accumulated deficit	(3,130,691)	(4,602,437)	(677,866)

TOTAL SHAREHOLDERS’ DEFICIT	(2,976,214)	(4,459,928)	(656,877)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,441,244	918,289	135,248

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net revenues	310,706	406,245	59,833
Cost of revenues	(104,967)	(173,476)	(25,550)

Gross profit	205,739	232,769	34,283

Operating expenses:
Sales and marketing expenses	(303,492)	(583,818)	(85,987)
Research and development expenses	(398,627)	(491,266)	(72,356)
General and administrative expenses	(203,129)	(157,793)	(23,240)

Total operating expenses	(905,248)	(1,232,877)	(181,583)

Loss from operations	(699,509)	(1,000,108)	(147,300)

Interest income	33,980	23,834	3,510
Interest expense	—	(485)	(71)
Foreign currency exchange gain	8,576	12,907	1,901
Other income, net	882	102	15

Loss before provision for income tax	(656,071)	(963,750)	(141,945)

Income tax expenses	—	—	—

Net loss	(656,071)	(963,750)	(141,945)

Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(88,449)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(900,442)	(1,564,285)	(230,394)

Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(4.01)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	57,410,827

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net loss	(656,071)	(963,750)	(141,945)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	69,566	(11,972)	(1,763)

Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(586,505)	(975,722)	(143,708)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Series A convertible preferred shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders’ deficit
Balance as of January 1, 2018 in RMB	41,343,304	26	54,256	—	30,622	(2,341,896)	(2,256,992)
Net loss	—	—	—	—	—	(656,071)	(656,071)
Share-based compensation	—	—	—	123,530	—	—	123,530
Shares issuance in relation to share-based compensation	10,646,244	7	—	—	—	—	7
Repurchase and cancellation of vested options	—	—	—	(11,883)	—	—	(11,883)
Accretion of convertible redeemable preferred shares	—	—	—	(111,647)	—	(132,724)	(244,371)
Foreign currency translation adjustments	—	—	—	—	69,566	—	69,566

Balance as of December 31, 2018 in RMB	51,989,548	33	54,256	—	100,188	(3,130,691)	(2,976,214)

Net loss	—	—	—	—	—	(963,750)	(963,750)
Share-based compensation	—	—	—	93,090	—	—	93,090
Shares issuance in relation to share-based compensation	5,874,510	4	—	—	—	—	4
Repurchase and cancellation of vested options	—	—	—	(551)	—	—	(551)
Accretion of convertible redeemable preferred shares	—	—	—	(92,539)	—	(507,996)	(600,535)
Foreign currency translation adjustments	—	—	—	—	(11,972)	—	(11,972)

Balance as of December 31, 2019 in RMB	57,864,058	37	54,256	—	88,216	(4,602,437)	(4,459,928)

Balance as of December 31, 2019 in USD	57,864,058	5	7,991	—	12,993	(677,866)	(656,877)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(656,071)	(963,750)	(141,945)
Adjustments to reconcile net loss to net cash generated from operating activities
Depreciation of property and equipment	15,760	22,675	3,340
Share-based compensation	123,530	93,090	13,711
Foreign currency remeasurement gain	(3,902)	(291)	(43)
Noncash lease expenses	21,248	41,814	6,159
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(24,736)	(28,176)	(4,150)
Operating lease right-of-use assets	(35,777)	(63,829)	(9,401)
Other non-current assets	(3,486)	(4,164)	(613)
Accrued expenses and other current liabilities	112,704	82,691	12,179
Deferred revenue	23,974	168,288	24,786
Operating lease liabilities	7,891	20,364	2,999

Net cash used in operating activities	(418,865)	(631,288)	(92,978)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(20,000)	—	—
Proceeds from maturity of short-term investments	5,000	20,000	2,946
Purchase of property and equipment	(33,947)	(48,594)	(7,157)

Net cash used in investing activities	(48,947)	(28,594)	(4,211)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment to repurchase of ordinary shares	(21,082)	—	—
Payment to repurchase of the Series A convertible preferred shares	(4,730)	—	—
Repurchase and cancellation of vested options	(11,883)	(551)	(81)
Net proceeds from the issuance of Series E convertible redeemable preferred shares (net of issuance cost of RMB15,770)	1,588,067	—	—
Proceeds from short-term borrowings	—	85,000	12,519

Net cash generated from financing activities	1,550,372	84,449	12,438

Effect of exchange rate changes	72,803	(11,709)	(1,726)

Net increase (decrease) in cash and cash equivalents and restricted cash	1,155,363	(587,142)	(86,477)
Cash, cash equivalents and restricted cash at beginning of the year	120,481	1,275,844	187,912

Cash, cash equivalents and restricted cash at end of the year	1,275,844	688,702	101,435

Supplemental schedule of cash flow information
Interest paid	—	95	14

Non-cash activities
Payables for acquisitions of property and equipment	216	4,096	603
Right-of-use assets obtained in exchange for operating lease obligations	30,110	56,448	8,314
Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	1,252,983	653,859	96,303
Restricted cash	22,861	34,843	5,132

Total cash, cash equivalents and restricted cash	1,275,844	688,702	101,435

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

17 Education & Technology Group Inc. (the “Company”), was incorporated under the laws of the Cayman Islands on October 30, 2012. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing K-12 online education service in the People’s Republic of China (“PRC”).

As of December 31, 2019, the Company’s major subsidiary and VIE were as follows:

Name(1)	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiary:
Shanghai Yiqi Zuoye Information Technology Co., Ltd. (“Shanghai WFOE”)	April 23, 2013	PRC	100%	Education services

VIE:
Shanghai Hexu Information Technology Co., Ltd. (“Shanghai VIE”)	December 03, 2012	PRC	100%	Education services

(1)	The English names are for identification purpose only.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, valuation allowance for deferred tax assets, useful lives of property and equipment, valuation of share-based compensation, and valuation of ordinary shares and preferred shares. Actual results may differ materially from those estimates.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company through its wholly owned subsidiaries located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2019, the Group’s VIE that is material to the Group’s business and operations is Shanghai Hexu Information Technology Co., Ltd.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOE, the VIEs and the shareholders of the VIEs, the WFOE has the exclusive right to provide or designate any third party to provide, among other things, technical support and consultation services, client relationship building up services, perfection of management structure and strategic consultation services to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to the WFOE at an amount determined by the WFOE in its sole discretion and can be adjusted by the WFOE unilaterally. Without the prior written consent of the WFOE, the VIEs are prohibited from engaging any third party to provide any services contemplated by this agreement and can neither dispose any important asset in any way nor change the equity structure on its self. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by the WFOE in its sole discretion with 10 days’ prior written notice.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among the WFOE, the VIEs and the VIEs’ shareholders, the VIEs’ shareholders pledged all of their equity of the VIEs to the WFOE as security for performance of the obligations of the VIEs and VIEs’ shareholders and their spouses, as applicable, under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney and consent letters. If any of the specified events of default occurs, the WFOE can exercise the right as pledgee to enforce the pledge by, among other ways, auction or sale of the pledged

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Equity Interest Pledge Agreement - continued

equity interests. The equity interest pledge agreement will remain in effect until the earlier of (i) the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by the WFOE pursuant to the terms and conditions of the equity interest pledge agreement, or (iii) that the shareholders of VIEs transfer all the equity held in VIEs to the WFOE or its designee(s) pursuant to the exclusive call option agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among the WFOE, the VIEs and the VIEs’ shareholders, each of the shareholders of the VIEs irrevocably granted the WFOE a right to purchase or designated third party to purchase equity interests in the VIEs at a purchase price of RMB1.0 or equal to the lowest price permissible by the PRC laws and regulations. If the purchase price is higher than RMB1.0, the shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to the WFOE or its designee(s). The VIEs and their shareholders covenanted that, without the WFOE’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in the VIEs; (ii) create any pledge or any other third party’s right on their equity interests in the VIEs; (iii) change the VIEs’ registered capital or merge the VIEs with other entities; (iv) dispose or force the management to dispose any material assets of the VIEs, except for the disposal of the assets that are treated as necessary for the VIEs’ daily business operations; (v) cause the VIEs to terminate or force the management to terminate any material contracts to which the VIEs is a party; (vi) appoint or replace any director, supervisor or management of the VIEs; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIEs; (ix) amend the VIEs’ articles of association; (x) allow the VIEs to incur any debts, or any other form of liabilities other than the liabilities incurred for usual course of business operation; (xi) lend funds or provide guarantee to third party in any form. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can VIEs or their shareholders terminate the exclusive call option agreement.

Proxy Agreement and Powers of Attorney

Pursuant to the proxy agreement and powers of attorney executed by the VIEs’ shareholders, each of them irrevocably authorized the WFOE to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in the VIEs or their subsidiaries, including but not limited to proposing to convene or attend shareholder meeting, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to sell or transfer of all the equity interest held in part or in whole). The agreement will remain effective within the operating period of VIEs, unless otherwise unilaterally terminated by the WFOE in its sole discretion.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Consent Letters

Pursuant to the consent letters executed by each shareholder of the VIEs and their spouse, each signing shareholder and their spouses has confirmed and agreed to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and the equity interest pledge agreement described above by the applicable shareholders. They further undertook not to hinder the disposal of the equity and not to make any assertions in connection with the equity of the VIEs held by the applicable shareholders, and confirmed that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouses. The spouse of each applicable shareholder agreed and undertook that if they obtain any equities of the VIEs held by the applicable shareholder for any reasons, she would be bound by the transaction documents described above.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with the VIEs and VIEs’ shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

The VIEs and VIEs’ shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIE, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs and VIEs’ shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over the VIEs and VIEs’ shareholders, and the Group may lose the ability to receive economic benefits from the VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended December 31, 2018 and 2019, the VIEs and VIEs’ subsidiaries accounted for an aggregate of 6% and 34%

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

of the Group’s consolidated total assets, respectively, and 40% and 61% of the Group’s consolidated total liabilities, respectively.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019 was included in the accompanying consolidated financial statements:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	35,844	142,502
Restricted cash	955	24,653
Prepaid expenses and other current assets	21,384	43,628

Total current assets	58,183	210,783

Property and equipment, net	11,626	41,486
Right-of-use assets	13,943	53,875
Other non-current assets	3,403	9,804

Total non-current assets	28,972	105,165

Total assets	87,155	315,948

Short-term borrowings	—	9,000
Accrued expenses and other current liabilities	66,300	151,413
Deferred revenue, current	59,855	224,092
Operating lease liabilities, current	7,647	28,179

Total current liabilities	133,802	412,684

Operating lease liabilities, non-current	3,931	18,325
Deferred revenue, non-current	148	652

Total non-current liabilities	4,079	18,977

Total liabilities	137,881	431,661

	Year ended December 31,
	2018	2019
	RMB	RMB
Net revenues	97,009	362,282
Net loss	(45,056)	(99,973)
Net cash generated from operating activities	31,728	159,753
Net cash used in investing activities	(7,126)	(38,396)
Net cash generated from financing activities	—	9,000

Except for the term deposit of RMB10,000 that was pledged for the short-term borrowing as of December 31, 2019 as disclosed in Note 7, there are no other consolidated VIEs’ assets that are collateral

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash primarily consists of deposits in specific bank accounts held as guarantees in connection with short-term borrowings and notes payable processing.

Short-term investments

Short-term investments consist of financial products with unsecured principal purchased from financial institutions which have original maturities of over three months and less than one year. Those investments are classified as available-for-sales investments and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) and realized gains and losses recognized in the consolidated statements of operations. The change in fair value for the year ended December 31, 2018 was immaterial.

The Group reviews its short-term investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. An impairment charge is recorded in the consolidated statements of operations if the carrying amount of an investment exceeds the investment’s fair value and such excess is determined to be other-than-temporary.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, receivables from third party payment platforms, amounts due from a related party, short-term borrowings and warrant liabilities.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, restricted cash, receivable from third party payment platforms, amount due from a related party and short-term borrowings approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. Warrant liabilities and short-term investments were recorded at fair value as of December 31, 2018 and 2019.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 to 5 years
Leasehold improvement	Shorter of the lease term or estimated economic life
Software	3 to 5 years
Furniture and office equipment	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment loss on its long-lived assets during the years ended December 31, 2018 and 2019.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Group has adopted the new standard as of January 1, 2018 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group’s revenue is reported net of discount, value added tax and related surcharges. Prior to 2019, the revenue of the Group was primarily generated from self-directed learning resource subscription services. The Group began to provide K-12 online tutoring services in 2017, which subsequently became a major revenue stream in 2019. The primary sources of the Group’s revenues are as follows:

(1) Online K-12 tutoring services

The Group offers various types of online K-12 tutoring services. The Group’s online K-12 tutoring services consist of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services is generally less than four months.

The Group also offers the customers a content playback service once each of the live tutoring class is delivered. In the content playback service, the customers have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities are provided during the playback period.

The Group determined that the live interactive tutoring service and content playback service are two separate performance obligations under Topic 606, as these two deliverables are distinct, customers can benefit from each other on their own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. The Group also offers refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

The Group, from time to time, provides incentives to customers. The Group distributes cash coupons to attract both existing and prospective students to enroll in future classes. The students can redeem the cash coupons as a reduction to the payment for future online K-12 tutoring services. The coupon does not constitute material right as it is granted independently to the purchase of a course with the Group and is accounted for as a reduction of transaction price when the coupons are redeemed.

The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost plus margin methodology.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1) Online K-12 tutoring services - continued

recognized proportionally over the playback period, as the Group concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as the Group provides such services throughout the playback period. The revenue related to the content playback service is not material.

(2) Other educational services

Net revenues from other educational services in 2018 consisted primarily of the fees the Group charged for the self-directed learning resource subscription services. The Group ceased to provide these offerings in the second half of 2018. Net revenues from other educational services in 2019 consisted primarily of the subscription fees the Group charged for its membership-based premium educational content, with a subscription periods ranging from 15 days to one year. The Group has determined that the self-directed learning resource subscription services and membership-based premium educational content subscription services each represent a performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Contract and refund liabilities

The following table provides information about the Group’s contract and refund liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of December 31,
	2018	2019
	RMB	RMB
Deferred revenue-current	75,737	243,521
Deferred revenue-non current	148	652
Refund liabilities	2,088	5,907

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the years ended December 31, 2018 and 2019, revenue recognized that was included in the deferred revenue balance at January 1, 2018 and January 1, 2019 amounted to RMB51,911 and RMB75,737, respectively.

Refund liabilities represent the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the historical refund ratio for each type of courses provided.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities - continued

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB244,173. The Group expects to recognize revenue of RMB243,521 and RMB414 related to the remaining performance obligations over the next 12 months and 24 months, with the remainder of RMB238 recognized thereafter.

The Group elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

Disaggregation of revenue

For the years ended December 31, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period was recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2018	2019
	RMB	RMB
Online K-12 tutoring services	93,883	359,568
Other educational services	216,823	46,677

Total net revenues	310,706	406,245

Cost of Revenue

Cost of revenues mainly consists of salaries, welfare and service fees for instructors and tutors, rental expenses for office space, depreciation and amortization of property and equipment, teaching materials and bandwidth costs. The compensation for instructors consist of base salary, as well as teaching fees based on hourly rates and the numbers of students enrolled in connection with courses delivered. The compensation of tutors consists of base salary and performance-based compensation, which is determined based on student retention and exercise completion. The Group accrues on a monthly basis for the cost of tutors which includes base salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated by using the expected number of successful recurring course purchase multiplied by the bonus rate.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for development of course content, product and technology development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the development and enhancement of the Group’s educational content, applications and platforms. The Group has expensed all research and development expenses when incurred.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) teaching materials and gifts provided for promotional online courses, (ii) salaries, benefits and commission for sales and marketing personnel, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

Value added taxes (“VAT”)

The Group’s services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Company grants share options and restricted shares (“RSs”) to its employees and external consultants (together, “Share-Based Awards”).

The Group measures the cost of the Share-Based Awards based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the award agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for the vested portion is recognized immediately and the incremental portion of share-based compensation for the unvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation cost related to the canceled award is recognized immediately upon cancelation.

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance condition is considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with a performance condition unless and until the performance condition is determined to be probable of achievement.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Net loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to participating securities when the participating securities do not have a contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. The Company determined that the nonvested Repurchase Right Restricted Shares (as defined in Note 10) are participating securities as the holders of the nonvested Repurchase Right Restricted Shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested Repurchase Right Restricted Shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested Repurchase Right Restricted Shares; whereas any undistributed net loss is allocated to ordinary shares only.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net loss per share - continued

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and ordinary shares issuable upon the vesting of nonvested restricted shares or exercise of outstanding share option and warrants (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB177,165 and RMB373,915 as of December 31, 2018 and 2019, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and receivables from third party payment platforms. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were deposited in financial institutions with high credit rating.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2018 and 2019.

Newly adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group has adopted Topic 606 during the year ended December 31, 2018 using the full retrospective approach.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group early adopted Topic 842 on January 1, 2018 using the modified retrospective transition approach under ASU 2018-11. The Group elected the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases and the Group elected not to record on the balance sheets leases with an initial term of twelve months or less. Upon adoption, the Group recognized right-of-use assets of RMB42,093 and total lease liabilities (including current and non-current) of RMB36,179 on the consolidated balance sheets as of January 1, 2018 for operating leases related to office space. The difference between the right-of-use assets and lease liabilities at adoption resulted from the reclassification of prepaid or accrued rent to right-of-use assets. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows, and the adoption of Topic 842 did not result in a cumulative-effect adjustment to retained earnings. Further information is disclosed in Note 5.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group has early adopted such pronouncement in the year ended December 31, 2018. The early adoption did not have a material impact to the Group’s consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group will adopt this ASU on January 1, 2020. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be a material impact on its consolidated financial statements from the adoption of the new guidance.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepaid VAT	8,813	21,430
Prepaid other service fees(1)	20,096	18,252
Receivables from third party payment platforms(2)	4,080	11,274
Prepaid rental expenses(3)	2,323	10,665
Deposits	1,044	1,767
Staff advances	935	1,227
Interest receivables	819	378
Others	25	1,318

	38,135	66,311

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(1)

Prepaid other service fees mainly consisted of the prepayments for the purchase of promotion gifts, learning materials and the prepayments for third-party educational content subscription fee. The nature of such prepayment is generally short-term.

(2)

Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balances from the third-party payment platforms.

(3)	The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Electronic equipment	45,520	71,778
Leasehold improvement	14,670	35,171
Software	8,083	10,416
Furniture and office equipment	2,193	5,967

Total	70,466	123,332
Less: accumulated depreciation	(35,488)	(58,163)

	34,978	65,169

Depreciation expenses were RMB15,760 and RMB22,675 for the years ended December 31, 2018 and 2019, respectively.

5.	OPERATING LEASES

The Group’s leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group’s determination of lease payments. As of December 31, 2018 and 2019, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2018 and 2019 were as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Operating lease cost	23,357	45,339
Lease cost for leases with terms less than one year	3,183	10,451

Total lease cost	26,540	55,790

For the years ended December 31, 2018 and 2019, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

The following is a maturity analysis as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
2019	25,992	—
2020	18,346	45,937
2021	1,685	17,114
2022	—	6,708
2023	—	790
2024	—	—

Less: imputed interest	(1,953)	(6,115)

Total	44,070	64,434

The following table provides a summary of the Group’s lease terms and discount rates for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
Weighted average remaining lease term (years)	2.14	1.88
Weighted average discount rate (percentage)	4.94	6.29

Supplemental information related to the Group’s operating leases for the years ended December 31, 2018 and 2019 were as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Cash paid for operating leases	29,995	46,990

6.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2018	2019
	RMB	RMB
Rental deposits	8,212	12,278
Prepayment for acquisitions of property and equipment	2,028	1,636
Others	2,847	2,945

	13,087	16,859

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the followings:

	As of December 31,
	2018	2019
	RMB	RMB
Bank Borrowings	—	85,000

(1)

In December 2019, one PRC subsidiary of the Group entered into a facility agreement with a PRC commercial bank (the “Lender”) to obtain a short-term borrowing facility totaling RMB67,000, which is guaranteed by the Hong Kong subsidiary of the Group and the Company. In December 2019, a loan of RMB67,000 under this facility was drawn, which has been fully repaid in July 2020, bearing a fixed interest rate of one year Loan Prime Rate plus 2.35% per annum.

According to the facility agreement, the Company issued a warrant to a designee of the Lender that is measured at fair value at the end of each period. The amount of the warrant is insignificant.

(2)

In October and November 2019, a VIE and a subsidiary of the Group entered into two one-year bank loan agreements with another PRC commercial bank. Each borrowed loan amounted to RMB9,000 with fixed interest rates of 4.35%. The loans were pledged with the restricted term deposits with the total amount of RMB20,000.

The use of proceeds of short-term borrowings are for general corporate operation purposes. The carrying amount of short-term borrowings approximates their fair value as the interest rates are at the same level of current market yield for comparable debts and the original maturities are short-term.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Salary and welfare payable	116,222	124,191
Accrued expenses for paid and promotional courses(1)	9,431	91,319
Payable for acquisitions of property and equipment	216	4,096
Accrued operating expenses(2)	89,050	61,331
Notes payable to suppliers(3)	—	13,698
Other tax payable	5,452	6,641
Refund liabilities(4)	2,088	5,907
Warrant liabilities	—	1,848

	222,459	309,031

(1)

Accrued expenses for paid and promotional courses represented accrued expenses for online K-12 tutoring services, mainly teaching material and human resource service fee to third-party service providers.

(2)	Accrued operating expenses mainly represented free gifts to users of in-school products, technical support expenses and other operating expenses.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(3)	Notes payable to suppliers represented the payables in relation to the production of learning materials.
(4)	Refund liabilities represented the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.

9.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group measured short-term investments and warrant liabilities at fair value on a recurring basis as of December 31, 2018 and 2019.

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments	20,000	—	20,000	—

Total	20,000	—	20,000	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Warrant liabilities	1,848	—	—	1,848

Total	1,848	—	—	1,848

10.	SHARE-BASED COMPENSATION

2015 Share Option Plan

On March 9, 2015, the Group adopted the 2015 Share Option Plan (“2015 Plan”), under which the maximum number of shares that may be granted is 59,899,375 shares. The vesting schedules under the 2015 Plan are as follows:

Type I: 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and the remaining 75% shall vest and become exercisable equally over the following 36 months.

Type II: 40% of the options shall vest and become exercisable on the second anniversary of the date of grant and the remaining 60% shall vest and become exercisable equally over the following 36 months.

2018 Share Option Plan

On January 12, 2018, the Group adopted the 2018 Share Option Plan (“2018 Plan”), under which the maximum number of shares that may be granted is 25,703,602 shares. The vesting schedules under the 2018 Plan are the same as the 2015 Plan including Type I and Type II. As of December 31, 2019, all of the options granted under the 2018 Plan are with a Type II vesting schedule.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

The following table summarized the Group’s share option activities for the years ended December 31, 2018 and 2019:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2018	52,873,880	0.57	7.42	0.34	48,461,483
Granted	12,218,000	1.59		0.88
Forfeited	(3,916,648)	1.20		0.70
Repurchased and cancelled	(1,754,988)	0.28		0.15
Cancelled	(1,753,333)	1.00		0.38

Outstanding as of December 31, 2018	57,666,911	0.74	6.97	0.43	36,730,094

Granted	16,603,000	1.59		0.89
Forfeited	(3,162,952)	1.43		0.79
Repurchased and cancelled	(117,953)	0.69		0.35
Cancelled	(1,268,000)	1.00		0.45

Outstanding as of December 31, 2019	69,721,006	0.90	6.62	0.53	44,616,903

Vested and expect to vest as of December 31, 2019	69,721,006	0.90	6.62	0.53	44,616,903
Exercisable as of December 31, 2019	40,864,064	0.48	5.19	0.29	42,338,837

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018 and 2019 were as follows:

For the years ended December 31
Grant date	2018	2019
Expected volatility	48.3%~50.5%	50.1%~50.8%
Risk-free interest rate	3.7%~3.9%	3.2%~3.3%
Exercise multiples	2.2~2.8	2.2~2.8
Expected dividend yield	0.0%	0.0%
Life of options	10 years	10 years
Fair value of underlying ordinary shares	$1.31~$1.48	$1.32~$1.52

(1)	Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(3)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Life of options

Life of options was extracted from option agreements.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

The Group recorded compensation expense of RMB29,406 and RMB46,122 for the years ended December 31, 2018 and 2019, respectively related to share options.

As of December 31, 2018 and 2019, the unrecognized compensation expense related to share options amounted to RMB97,982 and RMB137,670, respectively, which will be recognized over a weighted-average period of 3.57 years and 3.59 years, respectively.

Repurchase of vested options

During 2018 and 2019, the Company voluntarily repurchased for cash employees’ vested options upon the termination of their employment. Those options were subsequently cancelled. Cash payments amounting to RMB23,948 and RMB1,355 were made during the years ended December 31, 2018 and 2019, respectively. The Group recorded the cash payment made amounting to the fair value of the vested option repurchased at the repurchase date directly to equity. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”)

(1)

As one of the condition to the closing of the Series D Preferred Shares, the Company entered into a restricted share purchase agreement with the Founder. Pursuant to this agreement, the Company issued an aggregate 25,449,238 ordinary shares at a par value of $0.0001. 17,920,282 shares were issued to

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”) - continued

replace the same amount of unvested options previously granted in 2014, which were cancelled in full. The remaining 7,528,956 shares were newly granted. The Company has the option to repurchase the ordinary shares held by the Founder at par value of the ordinary shares in the event of voluntary or involuntary termination of employment of the Founder (the “Repurchase Right”). The Repurchase Right functions as a forfeiture provision. The restricted share (the “Repurchase Right Restricted Shares”) are released from the Company’s Repurchase Right over 48 equal monthly installments starting from the grant date. Additionally, in accordance with the restricted share purchase agreement, all restricted shares granted to the Founder will be released from the Repurchase Right and other restrictions upon the earlier of (i) a qualified public offering of the Company, (ii) a trade sale of the Company pursuant to which the equity valuation of the Company immediately prior to such trade sale being not less than $1,200,000, or (iii) the completion of any equity financing of the Company from any third party pursuant to which the pre-money equity valuation of the Company immediately prior to the completion of such financing is not less than $1,200,000. The Founder is entitled to cash dividend on the nonvested restricted shares.

The Company accounted for the above transaction as a modification and measured the fair value of the restricted shares of the Founder at the grant date. The Company recognized any unrecognized compensation cost remaining from the original nonvested shares as well as any incremental cost at the time of the modification over the remaining portion of the vesting period of the modified award. The Company assessed the occurrence of the acceleration conditions described in the preceding paragraph and concluded that those were not probable to occur during the 4 years following the date of grant. As such, the Company recognizes the compensation expense over the service period of 4 years since the date of grant.

(2)

On January 12, 2018, in connection with the issuance of Series E convertible redeemable preferred shares, the Company granted an aggregate 12,851,801 nonvested restricted shares to the Founder with a par value of $0.0001. The nonvested restricted shares vest in three equal installments on the closing date of the issuance of Series E convertible redeemable preferred shares, the first anniversary and the second anniversary of the closing date. If an initial public offering of the Company occurs prior to first or second anniversary of the closing date, any ordinary shares not then issued will be fully issued to the Founder immediately prior to the completion of the initial public offering. The nonvested restricted shares have no voting and dividend rights.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”) - continued

On January 16, 2019, the Founder waived his right to receive the third installment shares amounting to 4,283,934. The Company accounted for the above as a cancellation of the award. Any remaining unrecognized compensation cost, amounting to RMB42,910, was recognized at the cancellation date.

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2018	7,952,887	0.25
Granted	12,851,801	1.48
Vested	(10,646,244)	0.75

Outstanding as of December 31, 2018	10,158,444	1.29
Vested	(5,874,510)	1.15
Cancelled	(4,283,934)	1.48

Outstanding as of December 31, 2019	—	—

Total share-based compensation expenses recognized for these restricted shares in 2018 and 2019 were RMB94,124 and RMB46,968, respectively.

As of December 31, 2019, the unrecognized compensation expense related to the restricted shares was nil.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2018 and 2019 were as follows:

	For the years ended December 31
	2018	2019
Sales and marketing expenses	4,911	8,737
Research and development expenses	12,254	22,508
General and administrative expenses	106,365	61,845

	123,530	93,090

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In June 2013, the Company issued 34,815,112 (with par value of US$0.0001) Series B convertible redeemable preferred shares with a total cash proceeds of RMB37,122 (equivalent to US$6,050).

In September 2013, the Company issued 54,083,288 Series B+ convertible redeemable preferred shares with an issue price of US$0.1849 per share to a group of investors for a total consideration of RMB61,202 (equivalent to US$10,000).

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

In April 2014, the Company issued 50,195,203 Series C convertible redeemable preferred shares with an issue price of US$0.3586 per share to a group of investors for a total consideration of RMB111,800 (equivalent to US$18,000).

In March 2015, the Company issued 50,193,243 Series D convertible redeemable preferred shares with an issue price of US$1.9923 per share to a group of investors for a total consideration of RMB626,350 (equivalent to US$100,000).

In January 2018, the Company issued 78,824,567 Series E convertible redeemable preferred shares with an issue price of US$3.1716 per share to a group of investors for a total consideration of RMB1,603,837 (equivalent to US$250,000).

The key terms of the Series B, Series B+, Series C, Series D, and Series E convertible redeemable preferred shares are summarized as follows:

Conversion

Each holder of convertible redeemable preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) share dividends, subdivisions, combinations or consolidation of ordinary shares, (2) reclassification, exchange and substitution, and (3) issuance of new securities at a price per share less than the applicable conversion price in effect on the date of and immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon (i) the closing of the Qualified IPO as defined below, or (ii) the written consent of (A) the holders holding a majority of the then outstanding Series B convertible redeemable preferred shares, or (B) written consent of the requisite holders holding Series B+ convertible redeemable preferred shares, or (C) written consent of the holders holding at least eighty percent (80%) of the then outstanding Series C convertible redeemable preferred shares, or (D) written consent of the requisite holders holding Series D convertible redeemable preferred shares, or (E) written consent of the requisite holders holding Series E convertible redeemable preferred shares.

Qualified IPO is defined as a public offering of the ordinary shares of the Company on the Nasdaq Global Market System, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange acceptable to the requisite preferred shares holders, with an offering price (exclusive of underwriting commissions and expenses) that reflects the equity valuation of the Company immediately prior to such offering being not less than US$2,400,000 and the gross proceeds to be received by the Company from which public offering are not less than US$300,000.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption

The holders of convertible redeemable preferred shares shall have the right to redeem if the Qualified IPO has not been consummated by the 48th month from the Series E convertible redeemable preferred shares original issue date. The Company shall redeem, out of funds legally available,

(i)

all but not less than all of the issued and outstanding Series E convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series E convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

(ii)

all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares upon the affirmative consent of requisite Series D investors, at the applicable redemption price;

(iii)

all but not less than all of the issued and outstanding Series C convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series C convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price; and/or

(iv)

all but not less than all of the issued and outstanding Series B convertible redeemable preferred shares and Series B+ convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series B and Series B+ convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

In the case that events with material adverse effect occurred, the Company shall, at any time, at the request of any holder of Series D convertible redeemable preferred shares or any holder of Series E convertible redeemable preferred shares, redeem, out of funds legally available therefore including capital, all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares or Series E convertible redeemable preferred shares held by such investors.

The applicable redemption price per share is equal to the greater of

(i)

the amount of one hundred percent (100%) of the applicable Series B issue price, one hundred percent (100%) of the applicable Series B+ issue price, one hundred percent (100%) of the applicable Series C issue price, one hundred percent (100%) of the applicable Series D issue price, one hundred percent (100%) of the applicable Series E issue price with an fifteen percent (15%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series B issue date, Series B+ issue date, Series C issue date, Series D issue date, or Series E issue date (as the case may be) to the redemption price payment date, plus any accrued but unpaid dividends thereon up to the date of redemption, and

(ii)

the fair market value of such class of convertible redeemable preferred shares, the valuation of which shall be determined through an independent appraisal performed by a reputable appraisal firm mutually agreed upon by the holder of a majority of the such class of convertible redeemable preferred shares (voting as a separate class and on an as-converted basis) and the Company; provided that such valuation shall not take into account any liquidity or minority interest discounts.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

(i)

The holders of Series A convertible preferred shares (Note 13), Series B/B+ convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series D convertible redeemable preferred shares and Series E convertible redeemable preferred shares (collectively “Preferred Shares”) shall be entitled to receive the amount equal to 100% of their respective issue prices, plus all declared but unpaid dividends on such Preferred Shares. The liquidation preference is exercised in the sequence of Series E convertible redeemable preferred shares, Series D convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series B/B+ convertible redeemable preferred shares and Series A convertible preferred shares.

(ii)

If there are any assets or funds remaining after distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed to the holders of the Preferred Shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

Dividends

(1)

Each holder of convertible redeemable preferred shares shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series B issue price, Series B+ issue price, Series C issue price, Series D issue price or Series E issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(2)

No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the convertible redeemable preferred shares set forth in term (1), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding convertible redeemable preferred shares such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such convertible redeemable preferred shares had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

Voting Rights

Subject to the provisions of Fifth Amended and Restated Memorandum and Articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Voting Rights - continued

Preferred Shares shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is solicited, To the extent that the statute or the articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, the Preferred Shares, shall have the right to vote separately as a class or series with respect to such matters.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. In addition, the Group accretes changes in the redemption value of the convertible redeemable preferred shares based on the higher of (i) the subscription price plus a pre-determined compounded annualized return set forth in the agreement and (ii) fair market value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations.

The following table summarized the rollforward of the carrying amount of the convertible redeemable preferred shares for the years of 2018 and 2019:

	Series B	Series B+	Series C	Series D	Series E	Total
	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2018	322,238	503,116	488,780	928,472	—	2,242,606

Issuance	—	—	—	—	1,588,067	1,588,067
Accretion	(32,313)	(50,491)	(44,257)	139,272	232,160	244,371

December 31, 2018	289,925	452,625	444,523	1,067,744	1,820,227	4,075,044

Issuance	—	—	—	—	—	—
Accretion	40,892	63,844	60,198	160,161	275,440	600,535

December 31, 2019	330,817	516,469	504,721	1,227,905	2,095,667	4,675,579

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Accounting for the Convertible Redeemable Preferred Shares - continued

As of December 31, 2019, a summary of convertible redeemable preferred shares is as follows:

Series	Average Issue Price Per Share	Issue Date	Shares Issued	Shares Outstanding as of January 1, 2018	Shares Outstanding as of December 31, 2018 and 2019	Proceeds from Issuance, net of Issuance Costs	Carrying Amount
	US$					RMB	RMB
B	0.1738	06/06/2013	34,815,112	34,544,762	34,544,762	37,122	330,817
B+	0.1849	09/06/2013	54,083,288	54,083,288	54,083,288	61,202	516,469
C	0.3586	04/12/2014	50,195,203	50,195,203	50,195,203	111,800	504,721
D	1.9923	03/09/2015	50,193,243	50,193,243	50,193,243	626,350	1,227,905
E	3.1716	01/12/2018	78,824,567	—	78,824,567	1,588,067	2,095,667

			268,111,413	189,016,496	267,841,063	2,424,541	4,675,579

12.	INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the years ended December 31, 2018 and 2019.

Hong Kong

The Company’s subsidiary, Sunny Education (HK) Limited is located in Hong Kong and is subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2018 and 2019.

PRC

The Company’s subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai VIE qualified as a High and New Technology Enterprise from 2016 to 2022 and accordingly was entitled to the 15% preferential tax rate during the period.

The income tax expenses in the consolidated statements of operations were nil and nil for the years ended December 31, 2018 and 2019, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES - continued

PRC - continued

The principle components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Accrued expenses	7,242	9,231
Depreciation of property and equipment	1,318	853
Net operating loss carrying forwards	295,682	503,212

Total deferred tax assets	304,242	513,296
Less: valuation allowance	(304,242)	(513,296)

Deferred tax assets, net	—	—

As of December 31, 2019, the Group had net operating loss carried forward of RMB2,098,417 from the Group’s PRC entities, which will expire on various dates from December 31, 2020 to December 31, 2029.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2018	2019
	RMB	RMB
Loss before provision for income taxes	(656,071)	(963,750)
Income tax benefit computed at an applicable tax rate of 25%	(164,018)	(240,938)
Effect of non-deductible expenses	2,821	3,738
Effect of research and development expenses super deduction	(2,361)	(10,740)
Effect of preferential tax rate	6,988	18,413
Effect on tax rates in different tax jurisdictions	30,113	20,473
Change in valuation allowance	126,457	209,054

	—	—

The movements of valuation allowance for the years end December 31, 2018 and 2019 are as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Balance at beginning of the period	177,785	304,242
Additions	126,457	209,054
Reversal	—	—

Balance at end of the period	304,242	513,296

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018 and 2019.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES - continued

PRC - continued

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018 and 2019.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

13.	ORDINARY SHARES AND SERIES A CONVERTIBLE PREFERRED SHARES

Ordinary shares

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 509,631,372 ordinary shares with a par value of US$0.0001 per share as of December 31, 2018 and 2019. As of December 31, 2018 and 2019, the Company had 53,580,124 shares and 57,864,058 shares issued, respectively; 51,989,548 shares and 57,864,058 shares outstanding, respectively.

Series A Convertible Preferred Shares

Series A convertible preferred shares are not redeemable but convertible to ordinary shares at an one-for-one initial conversion ratio at the option of the holders at any time after the date of issuance or automatically be converted upon the closing of the Qualified IPO at the applicable conversion price. The liquidation preference of Series A convertible preferred shares is preferable to ordinary shares but subordinated to convertible redeemable preferred shares as disclosed in Note 11.

During 2017, the Company repurchased some ordinary shares and Series A convertible preferred shares from investors. Any cash paid in excess of the fair value of the shares at the time of repurchase was recorded as a deemed distribution during 2017. Additionally, the Company only completed the payments to the investors of the above repurchases in 2018.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

14.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2018	2019
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(900,442)	(1,564,285)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	48,676,298	57,410,827

Basic and diluted net loss per share	(18.50)	(27.25)

For the years ended December 31, 2018 and 2019, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2018	2019
Shares issuable upon exercise of share options	55,957,332	69,409,835
Shares issuable upon vesting of restricted shares	12,914,110	423,804
Shares issuable upon conversion of Series A convertible preferred shares	17,085,275	17,085,275
Shares issuable upon conversion of Series B convertible redeemable preferred shares	34,544,762	34,544,762
Shares issuable upon conversion of Series B+ convertible redeemable preferred shares	54,083,288	54,083,288
Shares issuable upon conversion of Series C convertible redeemable preferred shares	50,195,203	50,195,203
Shares issuable upon conversion of Series D convertible redeemable preferred shares	50,193,243	50,193,243
Shares issuable upon conversion of Series E convertible redeemable preferred shares	76,449,032	78,824,567
Warrants (Note 7)	—	4,959

15.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB99,720 and RMB132,728 for the years ended December 31, 2018 and 2019, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

16.	RELATED PARTY TRANSACTION

(1)	Related party

Name of related party	Relationship with the Group
Fluency Holding Ltd.	Entity wholly owned by the Founder

(2)	The significant balances between the Group and its related party were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from:
Fluency Holding Ltd.	2,578	2,611

Total	2,578	2,611

The balances due from a related party was an interest-free, unsecured loan, due on June 30, 2020. On June 30, 2020, the Company and the Founder entered into a supplemental agreement, through which the maturity date of this loan was extended to the earlier of June 30, 2021 or the date of a public filing of any registration statement relating to an IPO.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842 on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2018 and December 31, 2019 are disclosed in Note 5.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.

18.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

19.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB930,897 and RMB1,602,510, as of December 31, 2018 and 2019, respectively.

20.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2019 through September 16, 2020, the date on which the financial statements are available to be issued.

In March 2020, the Company’s board of directors approved to modify certain terms for all outstanding options granted to employees of the Group as of March 2020. Upon entering into the amended option agreement, the exercise price of all the options was decreased to US$0.0014 per share. The vesting schedules of all those options remained unchanged. The Company accounted for this as a modification, resulting a total incremental cost of RMB239,044. In addition to the decrease of the exercise price, the exercisability of certain of those options was also modified such that certain of those options will not be

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

20.	SUBSEQUENT EVENTS - continued

exercisable until 180 days after the completion of an IPO. The incremented compensation expense related to those options will not be recognized, unless and until the performance condition is determined to be probable of achievement.

In June 2020, the Company issued 33,186,759 Series F convertible redeemable preferred shares (with par value of US$0.0001) with an issue price of US$3.6159 per share to an existing investor for a total consideration of RMB849,528 (equivalent to US$120,000).

On September 16, 2020, one of the existing Series E convertible redeemable preferred shareholders entered into a share transfer agreement with the Company’s Founder and the Co-Founder, respectively. As a result, the Company’s Founder and Co-Founder repurchased an aggregate 4,135,320 Series E convertible redeemable preferred shares for a total consideration of RMB105,644 (equivalent to US$14,953) at a price of US$3.6159 per share. The Company is currently assessing the accounting treatment, if any, of the above transaction.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,012,839	290,578	42,798
Amounts due from subsidiaries	711,218	771,355	113,606
Amounts due from a related party	2,578	2,611	385

Total current assets	1,726,635	1,064,544	156,789

TOTAL ASSETS	1,726,635	1,064,544	156,789

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	—	2,207	325

Total current liabilities	—	2,207	325

Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	627,805	846,686	124,703

Total non-current liabilities	627,805	846,686	124,703

TOTAL LIABILITIES	627,805	848,893	125,028

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 shares authorized as of December 31, 2018 and 2019, 34,544,762 shares issued and outstanding as of December 31, 2018 and 2019)	289,925	330,817	48,724
Series B+ convertible redeemable preferred (US$0.0001 par value; 54,083,288 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	452,625	516,469	76,068
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	444,523	504,721	74,337
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	1,067,744	1,227,905	180,851
Series E convertible redeemable preferred shares (US$0.0001 par value; 78,824,567 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	1,820,227	2,095,667	308,658

TOTAL MEZZANINE EQUITY	4,075,044	4,675,579	688,638

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.0001 per share; 509,631,372 shares authorized as of December 31, 2018 and 2019, 53,580,124 shares and 57,864,058 shares issued as of December 31, 2018 and 2019, respectively; 51,989,548 shares and 57,864,058 shares outstanding as of December 31, 2018 and 2019, respectively)	33	37	5
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 shares authorized as of December 31, 2018 and 2019 17,085,275 issued and outstanding as of December 31, 2018 and 2019)	54,256	54,256	7,991
Additional paid-in capital	—	—	—
Accumulated other comprehensive income	100,188	88,216	12,993
Accumulated deficit	(3,130,691)	(4,602,437)	(677,866)

TOTAL SHAREHOLDERS’ DEFICIT	(2,976,214)	(4,459,928)	(656,877)

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ DEFICIT	1,726,635	1,064,544	156,789

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Sales and marketing expenses	(15,965)	(8,737)	(1,287)
Research and development expenses	(12,254)	(22,933)	(3,378)
General and administrative expenses	(115,253)	(64,961)	(9,568)

Total operating expenses	(143,472)	(96,631)	(14,233)

Loss from operations	(143,472)	(96,631)	(14,233)

Interest income	25,088	13,642	2,009
Foreign currency exchange loss	(3,669)	(779)	(115)
Loss before provision for income tax	(122,053)	(83,768)	(12,339)

Income tax expenses	—	—	—
Loss from investment in subsidiaries	(534,018)	(879,982)	(129,606)

Net loss	(656,071)	(963,750)	(141,945)

Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(88,449)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(900,442)	(1,564,285)	(230,394)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net loss	(656,071)	(963,750)	(141,945)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	69,566	(11,972)	(1,763)

Total comprehensive loss	(586,505)	(975,722)	(143,708)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Net cash generated from operating activities	1,477	11,529	1,698

CASH FLOWS FROM INVESTING ACTIVITIES:
Amounts due from subsidiaries	(142,237)	(60,137)	(8,857)
Investments in subsidiaries	(539,608)	(671,566)	(98,911)

Net cash used in investing activities	(681,845)	(731,703)	(107,768)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment to repurchase ordinary shares	(21,082)	—	—
Payment to repurchase of the Series A convertible preferred shares	(4,730)	—	—
Repurchase and cancellation of vested options	(11,883)	(551)	(81)
Net proceeds from the issuance of Series E convertible redeemable preferred shares (net of issuance cost of RMB15,770)	1,588,067	—	—

Net cash generated from (used in) financing activities	1,550,372	(551)	(81)

Effect of exchange rate changes	114,770	(1,536)	(226)

Net increase (decrease) in cash and cash equivalents	984,774	(722,261)	(106,377)
Cash and cash equivalents at beginning of the year	28,065	1,012,839	149,175

Cash and cash equivalents at end of the year	1,012,839	290,578	42,798

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

2.	INVESTMENT IN SUBSIDIARIES AND VIES AND VIES’ SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

3.	CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,		As of September 30, (Note 2)
	2019	2020	2020	2020	2020
	RMB	RMB	USD	RMB	USD
			(Note 2)		(Note 2)
				Pro forma	Pro forma
ASSETS

Current assets
Cash and cash equivalents	653,859	814,085	119,902	814,085	119,902
Restricted cash	34,843	44,778	6,595	44,778	6,595
Prepaid expenses and other current assets	66,311	130,400	19,207	130,400	19,207
Amounts due from a related party	2,611	—	—	—	—

Total current assets	757,624	989,263	145,704	989,263	145,704

Non-current assets
Property and equipment, net	65,169	96,554	14,221	96,554	14,221
Right-of-use assets	78,637	140,782	20,735	140,782	20,735
Other non-current assets	16,859	22,393	3,298	22,393	3,298

TOTAL ASSETS	918,289	1,248,992	183,958	1,248,992	183,958

LIABILITIES

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of RMB9,000 and RMB9,000 as of December 31, 2019 and September 30, 2020, respectively)	85,000	18,000	2,651	18,000	2,651
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB151,413 and RMB150,550 as of December 31, 2019 and September 30, 2020, respectively)	309,031	405,631	59,743	405,631	59,743
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB224,092 and RMB492,438 as of December 31, 2019 and September 30, 2020, respectively)	243,521	510,844	75,239	510,844	75,239
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB28,179 and RMB31,345 as of December 31, 2019 and September 30, 2020, respectively)	43,152	44,999	6,628	44,999	6,628

Total current liabilities	680,704	979,474	144,261	979,474	144,261

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB652 and RMB1,527 as of December 31, 2019 and September 30, 2020, respectively)	652	1,527	225	1,527	225
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB18,325 and RMB38,393 as of December 31, 2019 and September 30, 2020, respectively)	21,282	81,004	11,931	81,004	11,931

TOTAL LIABILITIES	702,638	1,062,005	156,417	1,062,005	156,417

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,		As of September 30, (Note 2)
	2019	2020	2020	2020	2020
	RMB	RMB	USD	RMB	USD
			(Note 2)		(Note 2)
				Pro forma	Pro forma

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 shares authorized as of December 31, 2019 and September 30, 2020; 34,544,762 shares issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	330,817	965,516	142,205	—	—
Series B+ convertible redeemable preferred shares (US$0.0001 par value; 54,083,288 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	516,469	1,507,698	222,060	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	504,721	1,426,981	210,172	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	1,227,905	1,547,413	227,909	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value; 78,824,567 and 79,087,225 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 78,824,567 shares issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	2,095,667	2,610,598	384,500	—	—
Series F convertible redeemable preferred shares (US$0.0001 par value; nil and 33,186,759 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; nil share issued and outstanding on a pro forma basis)	—	1,222,580	180,067	—	—

TOTAL MEZZANINE EQUITY	4,675,579	9,280,786	1,366,913	—	—

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,		As of September 30, (Note 2)
	2019	2020	2020	2020	2020
	RMB	RMB	USD	RMB	USD
			(Note 2)		(Note 2)
				Pro forma	Pro forma
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (par value of US$0.0001 per share; 509,631,372 and 476,181,955 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 57,864,058 and 89,856,101 shares issued as of December 31, 2019 and September 30, 2020, respectively; 57,864,058 and 73,464,235 shares outstanding as of December 31, 2019 and September 30, 2020, respectively; 407,969,198 shares issued and 391,577,332 shares outstanding on a pro forma basis)	37	48	7	265	39
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 shares authorized as of December 31, 2019 and September 30, 2020; 17,085,275 issued and outstanding as of December 31, 2019 and September 30, 2020; nil share issued and outstanding on a pro forma basis)	54,256	54,256	7,991	—	—
Additional paid-in capital	—	—	—	9,334,825	1,374,872
Accumulated other comprehensive income	88,216	62,496	9,205	62,496	9,205
Accumulated deficit	(4,602,437)	(9,210,599)	(1,356,575)	(9,210,599)	(1,356,575)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(4,459,928)	(9,093,799)	(1,339,372)	186,987	27,541

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	918,289	1,248,992	183,958	1,248,992	183,958

The accompanying notes are an integral part of the condensed consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Net revenues	213,943	807,584	118,944
Cost of revenues	(102,216)	(322,103)	(47,441)

Gross profit	111,727	485,481	71,503

Operating expenses:
Sales and marketing expenses	(442,257)	(850,868)	(125,319)
Research and development expenses	(362,652)	(422,631)	(62,247)
General and administrative expenses	(125,485)	(182,943)	(26,945)

Total operating expenses	(930,394)	(1,456,442)	(214,511)

Loss from operations	(818,667)	(970,961)	(143,008)

Interest income	18,696	5,547	817
Interest expense	(334)	(2,841)	(418)
Foreign currency exchange gain (loss)	14,273	(6,321)	(931)
Other income (expenses), net	27	(273)	(40)

Loss before provision for income tax	(786,005)	(974,849)	(143,580)

Income tax expenses	—	—	—

Net loss	(786,005)	(974,849)	(143,580)

Accretion of convertible redeemable preferred shares	(443,703)	(3,755,679)	(553,152)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(1,229,708)	(4,730,528)	(696,732)
Net loss per ordinary share
Basic and diluted	(21.56)	(75.09)	(11.06)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	57,049,119	62,998,544	62,998,544

The accompanying notes are an integral part of the condensed consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(786,005)	(974,849)	(143,580)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	517	(25,720)	(3,788)

Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(785,488)	(1,000,569)	(147,368)

The accompanying notes are an integral part of the condensed consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Series A convertible preferred shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders’ deficit
Balance as of January 1, 2019 in RMB	51,989,548	33	54,256	—	100,188	(3,130,691)	(2,976,214)
Net loss	—	—	—	—	—	(786,005)	(786,005)
Share-based compensation	—	—	—	78,363	—	—	78,363
Shares issuance in relation to share-based compensation	5,874,510	4	—	—	—	—	4
Accretion of convertible redeemable preferred shares	—	—	—	(78,045)	—	(365,658)	(443,703)
Repurchase and cancellation of vested options	—	—	—	(318)	—	—	(318)
Foreign currency translation adjustments	—	—	—	—	517	—	517

Balance as of September 30, 2019 in RMB	57,864,058	37	54,256	—	100,705	(4,282,354)	(4,127,356)

Balance as of January 1, 2020 in RMB	57,864,058	37	54,256	—	88,216	(4,602,437)	(4,459,928)
Net loss	—	—	—	—	—	(974,849)	(974,849)
Share-based compensation	—	—	—	125,580	—	—	125,580
Exercise of stock options	15,715,501	11	—	145	—	—	156
Accretion of convertible redeemable preferred shares	—	—	—	(122,366)	—	(3,633,313)	(3,755,679)
Repurchase and cancellation of ordinary shares	(115,324)	—	—	(2,831)	—	—	(2,831)
Repurchase and cancellation of vested options	—	—	—	(528)	—	—	(528)
Foreign currency translation adjustments	—	—	—	—	(25,720)	—	(25,720)

Balance as of September 30, 2020 in RMB	73,464,235	48	54,256	—	62,496	(9,210,599)	(9,093,799)

Balance as of September 30, 2020 in USD	73,464,235	7	7,991	—	9,205	(1,356,575)	(1,339,372)

The accompanying notes are an integral part of the condensed consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(786,005)	(974,849)	(143,580)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	16,623	28,206	4,154
Share-based compensation	78,363	125,580	18,496
Foreign currency remeasurement gain	(7,683)	—	—
Noncash lease expenses	29,816	44,091	6,494
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(14,553)	(64,089)	(9,439)
Operating lease right-of-use assets	(50,563)	(106,587)	(15,699)
Other non-current assets	9,297	1,358	200
Accrued expenses and other current liabilities	(14,921)	89,772	13,222
Deferred revenue	135,087	268,198	39,501
Operating lease liabilities	16,397	61,920	9,120

Net cash used in operating activities	(588,142)	(526,400)	(77,531)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of short-term investments	20,000	—	—
Purchase of property and equipment	(38,340)	(59,935)	(8,827)

Net cash used in investing activities	(18,340)	(59,935)	(8,827)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment to repurchase vested options	(318)	(528)	(78)
Proceeds from exercise of share options	—	156	23
Proceeds from the issuance of Series F convertible redeemable preferred shares	—	849,528	125,122
Repayment of bank loans	—	(67,000)	(9,868)

Net cash (used in) generated from financing activities	(318)	782,156	115,199

Effect of exchange rate changes	8,158	(25,660)	(3,779)

Net (decrease) increase in cash and cash equivalents and restricted cash	(598,642)	170,161	25,062
Cash, cash equivalents and restricted cash at beginning of the period	1,275,844	688,702	101,435

Cash and cash equivalents and restricted cash at end of the period	677,202	858,863	126,497

Supplemental schedule of cash flow information
Interest paid	71	2,927	431

Non-cash activities
Settlement of amount due from a related party through repurchase of ordinary shares	—	2,559	377
Payables for acquisitions of property and equipment	2,296	10,644	1,568
Right-of-use assets obtained in exchange for operating lease obligations	45,580	98,754	14,545
Reconciliation to amounts on the Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	677,202	814,085	119,902
Restricted cash	—	44,778	6,595

Total cash, cash equivalents and restricted cash	677,202	858,863	126,497

The accompanying notes are an integral part of the condensed consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

17 Education & Technology Group Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 30, 2012. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing K-12 online education service in the People’s Republic of China (“PRC”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2018 and 2019.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2018 and 2019, except for the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The Group adopted Topic 326 in the first quarter of 2020 which had no material impact to the Group’s operations. The results of operations for the nine months ended September 30, 2019 and 2020 are not necessarily indicative of the results for the full years.

The financial information as of December 31, 2019 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2019.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, valuation allowance for deferred tax assets, useful lives of property and equipment, valuation of share-based compensation, and valuation of ordinary shares and preferred shares. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

Unaudited pro forma information

Unaudited pro forma balance sheet information as of September 30, 2020 assumes the automatic conversion of all of the outstanding Series A convertible preferred shares, and Series B, Series B+, Series C, Series D,

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Unaudited pro forma information - continued

Series E and Series F convertible redeemable preferred shares into ordinary shares on a 1:1 basis upon the completion of a qualified initial public offering. Pro forma net loss per share is not presented because the effect of the conversion of the preferred shares using a conversion ratio of 1:1 is anti-dilutive and would not result in any dilution in net loss per share applicable to ordinary shareholders.

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. As of September 30, 2020, the Group’s VIE that is material to the Group’s business and operations is Shanghai Hexu Information Technology Co., Ltd.

The Company through its wholly owned subsidiaries located in the PRC, entered into a series of contractual agreements with the VIEs and their shareholders. Through these contracts agreements (the “VIE Agreements”), the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs.

Therefore, the Company is considered as the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2019 and September 30, 2020, the VIEs and VIEs’ subsidiaries accounted for an aggregate of 34% and 30% of the Group’s consolidated total assets, respectively, and 61% and 68% of the Group’s consolidated total liabilities, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries were included in the Group’s consolidated financial statements after the elimination of inter-company transactions and balances:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Cash and cash equivalents	142,502	122,056
Restricted cash	24,653	10,190
Prepaid expenses and other current assets	43,628	69,947

Total current assets	210,783	202,193

Property and equipment, net	41,486	72,638
Right-of-use asset	53,875	78,023
Other non-current assets	9,804	18,141

Total non-current assets	105,165	168,802

Total assets	315,948	370,995

Short-term borrowings	9,000	9,000
Accrued expenses and other current liabilities	151,413	150,550
Deferred revenue, current	224,092	492,438
Operating lease liabilities, current	28,179	31,345

Total current liabilities	412,684	683,333

Deferred revenue, non-current	652	1,527
Operating lease liabilities, non-current	18,325	38,393

Total non-current liabilities	18,977	39,920

Total liabilities	431,661	723,253

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Net revenues	183,773	759,715
Net (loss)/income	(152,988)	39,205
Net cash generated from operating activities	30,775	14,346
Net cash used in investing activities	(31,591)	(49,255)
Net cash generated from financing activities	—	—

Except for the term deposit of RMB10,000 that is pledged for the short-term borrowing as of December 31, 2019 and September 30, 2020 as disclosed in Note 7, there are no other consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the nine months ended September 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

Revenue recognition

The Group’s revenue is reported net of discount, value added tax and related surcharges. The Group began to provide K-12 online tutoring services in 2017, which subsequently became a major revenue stream in 2019. The primary sources of the Group’s revenues are as follows:

(1) Online K-12 tutoring services

The Group offers various types of online K-12 tutoring services. The Group’s online K-12 tutoring services consist of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represents one performance obligation. The service period for the live interactive tutoring services is generally less than four months.

The Group also offers the customers a content playback service once each of the live tutoring class is delivered. In the content playback service, the customers have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities are provided during the playback period.

The Group determined that the live interactive tutoring service and content playback service are two separate performance obligations under Topic 606, as these two deliverables are distinct, customers can benefit from each other on their own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1) Online K-12 tutoring services - continued

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. The Group also offers refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

The Group, from time to time, provides incentives to the customers. The Group distributes coupons to attract both existing and prospective students to enroll in classes. The students can redeem the coupons as a reduction to the payment. The coupon does not constitute material right as it is granted independently to the purchase of a course with the Group and is accounted for as a reduction of transaction price when the coupons are redeemed.

The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost plus margin methodology.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as the Group concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as the Group provides such services throughout the playback period. The revenue related to the content playback service is not material.

(2) Other educational services

Net revenues from other educational services during the nine months ended September 30, 2019 and 2020 consisted primarily of the subscription fees the Group charged for its membership-based premium educational content, with a subscription periods ranged from 15 days to one year. The Group has determined that the membership-based premium educational content subscription services represent a performance obligation, and recognizes the revenues proportionally throughout the subscription periods for the content. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(2) Other educational services - continued

Contract and refund liabilities

The following table provides information about the Group’s contract and refund liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Deferred revenue-current	243,521	510,844
Deferred revenue-non current	652	1,527
Refund liabilities	5,907	16,050

Deferred revenue primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the nine months ended September 30, 2019 and September 30, 2020, revenue recognized that was included in the deferred revenue balance as of January 1, 2019 and January 1, 2020 amounted to RMB75,695 and RMB243,101, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to be refunded back to its customer as a result of its refund policy. Refund liability is estimated based on the historical refund ratio for each type of courses provided.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of September 30, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB512,371. The Group expects to recognize revenue of RMB510,844 and RMB1,028 related to the remaining performance obligations over the next 12 months and 24 months, respectively, with the remainder of RMB499 recognized thereafter.

The Group elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(2) Other educational services - continued

Disaggregation of revenue

For the nine months ended September 30, 2019 and 2020, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period was recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Online K-12 tutoring services	182,121	751,057
Other educational services	31,822	56,527

Total net revenues	213,943	807,584

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB373,915 and RMB313,247 as of December 31, 2019 and September 30, 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and receivables from third party payment platforms. As of December 31, 2019 and September 30, 2020, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions with high credit rating.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the nine months ended September 30, 2019 and 2020.

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Company adopted this ASU on January 1, 2020, and it did not have material impact to the Group’s consolidated financial statements.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Prepaid VAT	21,430	59,632
Prepaid other service fees(1)	18,252	38,023
Receivables from third party payment platforms(2)	11,274	12,538
Deposits	1,767	10,621
Prepaid rental expenses(3)	10,665	5,242
Staff advances	1,227	2,034
Interest receivables	378	47
Others	1,318	2,263

	66,311	130,400

(1)

Prepaid other service fees mainly consisted of the prepayments for the purchase of promotion gifts, learning materials and the prepayments for third-party educational content subscription fee. The nature of such prepayment is generally short-term.

(2)

Receivables from third party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balances from the third-party payment platforms.

(3)	The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Electronic equipment	71,778	117,498
Furniture and office equipment	5,967	7,764
Leasehold improvement	35,171	39,252
Software	10,416	18,409

Total	123,332	182,923
Less: Accumulated depreciation	(58,163)	(86,369)

	65,169	96,554

Depreciation expenses were RMB16,623 and RMB28,206 for the nine months ended September 30, 2019 and 2020, respectively.

5.	OPERATING LEASES

The Group’s leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group’s determination of lease payments. As of September 30, 2020, the Group has no finance lease.

The components of lease expense for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Operating lease cost	32,171	49,276
Lease cost for leases with terms less than one year	9,440	18,755

Total lease cost	41,611	68,031

For the nine months ended September 30, 2019 and 2020, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

The following is a maturity analysis as of December 31, 2019 and September 30, 2020:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
2020	45,937	14,748
2021	17,114	49,099
2022	6,708	37,916
2023	790	21,170
2024	—	14,443
2025	—	7,175

Less: imputed interest	(6,115)	(18,548)

Total	64,434	126,003

The following table provides a summary of the Group’s lease terms and discount rates for the nine months ended September 30, 2019 and 2020:

	For the nine months ended September 30,
	2019	2020
Weighted average remaining lease term (years)	1.88	3.40
Weighted average discount rate (percentage)	6.29	8.50

Supplemental information related to the Group’s operating leases were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Cash paid for operating leases	36,521	49,852

6.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Rental deposits	12,278	11,476
Prepayment for acquisition of property and equipment	1,636	8,528
Others	2,945	2,389

	16,859	22,393

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the followings:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Bank borrowings	85,000	18,000

	85,000	18,000

(1)

In December 2019, one PRC subsidiary of the Group entered into a facility agreement with a PRC commercial bank (the “Lender”) to obtain a short-term borrowing facility totaling RMB67,000, which was guaranteed by the Hong Kong subsidiary of the Group and the Company. In December 2019, a loan of RMB67,000 under this facility was obtained, bearing a fixed interest rate of one year Loan Prime Rate plus 2.35% per annum. This loan was fully repaid in July 2020.

According to the facility agreement, the Company issued a warrant to a designee of the Lender that is measured at fair value at the end of each period. The amount of the warrant is insignificant.

(2)

In October and November 2019, a VIE and a subsidiary of the Group entered into two one-year bank loan agreements with another PRC commercial bank. Each borrowed loan amounted to RMB9,000 with fixed interest rates of 4.35%. The loans were pledged with the restricted term deposits with the total amount of RMB20,000. One of the loans was fully repaid in October 2020.

The use of proceeds of short-term borrowings are for general corporate operation purposes. The carrying amount of short-term borrowings approximates their fair value as the interest rates are at the same level of current market yield for comparable debts and the original maturities are short-term.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Salary and welfare payable	124,191	163,409
Accrued operating expenses (1)	61,331	137,701
Accrued expenses for paid and promotional courses (2)	91,319	66,419
Refund liabilities (3)	5,907	16,050
Payable for acquisitions of property and equipment	4,096	10,644
Other tax payable	6,641	8,045
Warrant liabilities	1,848	3,363
Notes payable to suppliers	13,698	—

	309,031	405,631

(1)	Accrued operating expenses mainly represented free gifts to users of in-school products, technical support expenses, advertising expenses, professional service fees and other operating expenses.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(2)

Accrued expenses for paid and promotional courses represented accrued expenses for online K-12 tutoring services, mainly teaching material and human resource service fee to third-party service providers.

(3)	Refund liabilities represented the estimated amounts of service fees received that is estimated to be refunded as described in Note 2.

9.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group measured warrant liabilities at fair value on a recurring basis as of December 31, 2019 and September 30, 2020.

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Warrant liabilities	1,848	—	—	1,848

Total	1,848	—	—	1,848

		Fair Value Measurement at Reporting Date Using
	Fair value as of September 30, 2020	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	RMB	RMB	RMB	RMB
Warrant liabilities	3,363	—	—	3,363

Total	3,363	—	—	3,363

10.	SHARE-BASED COMPENSATION

2015 Share Option Plan

On March 9, 2015, the Group adopted the 2015 Share Option Plan (“2015 Plan”), under which the maximum number of shares that may be granted is 59,899,375 shares. The vesting schedules under the 2015 Plan are as follows:

Type I: 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and the remaining 75% shall vest and become exercisable equally over the following 36 months.

Type II: 40% of the options shall vest and become exercisable on the second anniversary of the date of grant and the remaining 60% shall vest and become exercisable equally over the following 36 months.

Below Type III, Type IV and Type V vesting schedules were approved as additional vesting schedules by the board of directors on September 7, 2020.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2015 Share Option Plan - continued

Type III: each of the 25% of options shall vest equally on the first, the second, the third and the fourth anniversary of the date of grant.

Type IV: any of (1) each of the 50% of options shall vest equally on the date of grant and the first anniversary of the date of grant; (2) each of one third of options shall vest on the date of grant, the first and the second anniversary of the date of grant; (3) each of the 25% of options shall vest on the date of grant, the first, the second and the third anniversary of the date of grant, with the number of options vested in each installment subject to any downward adjustments that the Group may make at its sole discretion.

Type V: the service inception date shall be a date to be determined at the sole discretion of the Group and the total vesting period shall be at least 48 months.

As of December 31, 2019 and September 30, 2020, all of the options granted under the 2015 Plan were under Type I and Type II vesting schedule.

2018 Share Option Plan

On January 12, 2018, the Group adopted the 2018 Share Option Plan (“2018 Plan”), under which the maximum number of shares that may be granted is 25,703,602 shares. The vesting schedules under the 2018 Plan are the same as 2015 Plan including Type I and Type II. As of December 31, 2019 and September 30, 2020, all of the options granted under the 2018 Plan are with Type II vesting schedule.

The same Type III, Type IV and Type V vesting schedules as the 2015 Plan were approved as additional vesting schedules by the board of directors on September 7, 2020.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

The following table summarized the Group’s share option activities for the nine months ended September 30, 2019 and 2020:

	Number of options	Weighted average exercise price		Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$			US$	US$
Outstanding as of January 1, 2019	57,666,911	0.74		6.97	0.43	36,730,094
Granted	15,610,000	1.59			0.89
Forfeited	(2,649,286)	1.47			0.82
Repurchased and Cancelled	(93,165)	0.82			0.42

Outstanding as of September 30, 2019	70,534,460	0.90		6.84	0.52	43,235,124

Outstanding as of January 1, 2020	69,721,006	0.90		6.62	0.53	44,616,903
Granted**	5,018,200	0.69			1.80
Forfeited	(3,410,575)	1.50			0.82
Repurchased and Cancelled	(30,000)	0.0014	*		0.10
Exercised	(6,052,167)	0.0014	*		0.18
Cancelled (replaced by restricted shares)	(26,055,200)	0.0014	*		0.86

Outstanding as of September 30, 2020	39,191,264	0.22		5.35	0.50	169,266,223

Vested and expect to vest as of September 30, 2020	39,191,264	0.22		5.35	0.50	169,266,223
Exercisable as of September 30, 2020	30,580,016	0.28		4.48	0.30	130,202,296

* The exercise price of those options were modified in March 2020 as disclosed below.

** 2,835,000 options granted included a provision whereas shares become exercisable 180 days after the closing of an initial public offering (“IPO”). No compensation expenses was recorded for such awards with the performance condition as the performance condition is currently determined to be not probable of achievement.

As noted below, during the nine months ended September 30, 2020, 46,568,242 options were modified. As a result, weighted average exercise prices decreased from US$0.90 per share to US$0.22 per share.

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:

For the nine months ended September 30,
Grant date	2019	2020
Expected volatility	50.1%~50.8%	50.1%~50.5%
Risk-free interest rate	3.2%~3.3%	2.7%~3.2%
Exercise multiples	2.2~2.8	2.2~2.8
Expected dividend yield	0.0%	0.0%
Life of options	10 years	10 years
Fair value of underlying ordinary shares	$1.32~$1.42	$1.52~$2.64

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

(1)	Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(3)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Life of options

Life of options was extracted from option agreements.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

The Group recorded compensation expense of RMB31,395 and RMB72,253 for the nine months ended September 30, 2019 and 2020, respectively related to share options.

As of December 31, 2019 and September 30, 2020, the unrecognized compensation expense related to share options amounted to RMB137,670 and RMB31,716, respectively, which will be recognized over a weighted-average period of 3.59 years and 2.45 years, respectively.

Repurchase of vested options

During the nine months ended September 30, 2019 and 2020, the Company voluntarily repurchased employees’ vested options upon the termination of their employment in cash. Those options were subsequently cancelled. Cash payments amounting to RMB974 and RMB528 were made during the nine months ended September 30, 2019 and 2020, respectively. The Group recorded the cash payment made

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Repurchase of vested options - continued

amounting to the fair value of the vested option repurchased at the repurchase date directly to equity. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.

Modification of options

In March 2020, the Company’s board of directors approved to modify certain terms for all outstanding options granted to employees of the Group as of March 2020. Upon entering into the amended option agreement, the exercise price of all the options was decreased to US$0.0014 per share. The vesting schedules of all those options remained unchanged. The Company accounted for this as a modification, resulting a total incremental cost of RMB239,044.

In addition to the decrease of the exercise price, the exercisability of certain of those options was also modified such that certain of those options will not be exercisable until 180 days after the completion of an IPO. This change resulted in a probable to improbable (Type II) modification as the IPO is a performance condition that the Company anticipates will not be satisfied until occurrence. Accordingly, the incremental cost related to those options, amounting to RMB84,648 will not be recognized unless and until the performance condition becomes probable. The Company continues to recognize compensation cost equal to the award’s original grant-date fair value when the original vesting conditions are satisfied, regardless of whether the modified IPO condition is met.

For the remaining options, the total incremental cost as a result of the modification amounted to RMB154,396. RMB39,766 was recognized on the date of modification, and the remaining is recognized ratably over the remaining vesting period of the award.

All options granted under 2015 Plan and 2018 Plan after the date of this modification will not be exercisable until 180 days after the completion of an IPO.

Employee Benefit Trust

In June 2020, the Company established 17 Prosperity Trust, a company controlled by the Company as a vehicle to hold shares that will be used to provide incentives and rewards to management team members who contribute to the success of the Company’s operations (the “Shareholding Platform”). The Shareholding Platform has no activities other than administrating the incentive programs and does not have any employees. On behalf of the Company and subject to approvals from its board of directors, an advisory committee was set up in the Shareholding Platform, who holds the authority and responsibility to process the eligible participants to whom awards will be granted, the number of shares, the terms and conditions of such awards.

In June 2020, the Group granted 26,055,200 restricted shares to certain management (the “Selected Management”) to replace options previously granted under the 2015 and 2018 plan. The purchase price of the restricted shares of US$0.0014 per share is the exercised price of the original options and was paid by the Selected Management at the time the restricted shares were granted. The vesting and other requirements

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Employee Benefit Trust - continued

imposed on the restricted shares were the same as those under the original option granted. As a result, the Group accounted for the issuance of restricted shares in exchange of the options of the Selected Management as a modification. Incremental compensation expense as a result of this modification was immaterial.

The restricted shares received by the Selected Management were immediately transferred to the Shareholding Platform. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived until the shares are vested. As a result, all nonvested shares held by the Shareholding Platform are solely for purpose of future issuance to employees once they vest, and have been treated as treasury shares in the consolidated financial statements.

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platform for the nine months ended September 30, 2019 and 2020:

	Number of Restricted Shares	Grant date fair value per share
US$
Outstanding as of January 1, 2019	—	—
Granted	—	—
Vested	—	—
Cancelled	—	—

Outstanding as of September 30, 2019	—	—
Outstanding as of January 1, 2020	—	—
Granted (to replace existing options)	26,055,200	2.7
Vested	(9,663,334)	2.7
Cancelled	—	—

Outstanding as of September 30, 2020	16,391,866	2.7

The share-based compensation expenses recognized for these restricted shares held by the Shareholding Platform for the nine months ended September 30, 2019 and 2020 were nil and RMB16,595, respectively.

As of September 30, 2020, the unrecognized compensation expense related to the restricted shares held by the Shareholding Platform amounted to RMB179,400, which will be recognized over a weighted-average period of 3.22 years.

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”)

(1)

As one of the condition to the closing of the Series D Preferred Shares, the Company entered into a restricted share purchase agreement with the Founder. Pursuant to this agreement, the Company issued an aggregate 25,449,238 ordinary shares at a par value of $0.0001. 17,920,282 shares were issued to replace the same amount of unvested options previously granted in 2014, which were cancelled in full. The remaining 7,528,956 shares were newly granted. The Company has the option to repurchase the

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”) - continued

ordinary shares held by the Founder at par value of the ordinary shares in the event of voluntary or involuntary termination of employee of the Founder (the “Repurchase Right”). The Repurchase Right functions as a forfeiture provision. The restricted shares (the “Repurchase Right Restricted Shares”) are released from the Company’s Repurchase Right over 48 equal monthly instalments starting from the grant date. Additionally, in accordance with the restricted share purchase agreement, all restricted shares granted to the Founder will be released from the Repurchase Right and other restrictions upon the earlier of (i) a qualified public offering of the Company, (ii) a trade sale of the Company pursuant to which the equity valuation of the Company immediately prior to such trade sale being not less than $1,200,000, or (iii) the completion of any equity financing of the Company from any third party pursuant to which the pre-money equity valuation of the Company immediately prior to the completion of such financing is not less than $1,200,000. The Founder is entitled to cash dividend on the nonvested restricted shares.

The Company accounted for the above transaction as a modification and measured the fair value of the restricted shares of the Founder at the grant date. The Company recognized any unrecognized compensation cost remaining from the original nonvested shares as well as any incremental cost at the time of the modification over the remaining portion of the vesting period of modified award. The Company assessed the occurrence of the acceleration conditions described in the preceding paragraph and concluded that those were not probable to occur during the 4 years following the date of grant. As such, the Company recognizes the compensation expense over the service period of 4 years since the date of grant.

(2)

On January 12, 2018, in connection with the issuance of Series E convertible redeemable preferred shares, the Company granted an aggregate 12,851,801 nonvested restricted shares to the Founder with a par value of $0.0001. The nonvested restricted shares vest in three equal instalments, on the closing date of the issuance of Series E convertible redeemable preferred shares, the first anniversary and the second anniversary of the closing date. If an initial public offering of the Company occurs prior to first or second anniversary of the closing date, any ordinary shares not then issued will be fully issued to the Founder immediately prior to the completion of the initial public offering. The nonvested restricted shares have no voting and dividend rights.

On January 16, 2019, the Founder waived his right to receive the third instalment shares amounting to 4,283,934. The Company accounted for the above as a cancellation of the award. Any remaining unrecognized compensation cost, amounting to RMB42,910, was recognized at the cancellation date.

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2019	10,158,444	1.29
Granted	—	—
Vested	(5,874,510)	1.15
Cancelled	(4,283,934)	1.48

Outstanding as of September 30, 2019	—	—

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

2018 Share Option Plan - continued

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the “Founder”) - continued

There was no restricted shares activities to the Founder for the nine months ended September 30, 2020. Total share-based compensation expenses recognized for these restricted shares for the nine months ended September 30, 2019 and 2020 were RMB46,968 and nil, respectively.

As of September 30, 2020, the unrecognized compensation expense related to the restricted shares held by the Founder was nil.

In September 2020, the Founder and Mr. Dun XIAO, the co-founder and the director of the Group (the “Co-Founder”) repurchased an aggregate 4,135,320 Series E convertible redeemable preferred shares from one existing holder of Series E convertible redeemable preferred shares, for a total consideration of RMB105,644 (equivalent to US$14,953) at a price of US$3.6159 per share. The Company recorded RMB36,732 as compensations to the Founder and the Co-Founder for the nine months ended September 30, 2020, which represents the excess of the fair value of Series E convertible redeemable preferred shares at repurchase date over the repurchase price.

Total share-based compensation expense recognized were as follows:

	For the nine months ended September 30
	2019	2020
Sales and marketing expenses	6,617	11,691
General and administrative expenses	55,040	75,780
Research and development expenses	16,706	38,109

	78,363	125,580

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In June 2013, the Company issued 34,815,112 (with par value of US$0.0001) Series B convertible redeemable preferred shares with a total cash proceeds of RMB37,122 (equivalent to US$6,050).

In September 2013, the Company issued 54,083,288 Series B+ convertible redeemable preferred shares with an issue price of US$0.1849 per share to a group of investors for a total consideration of RMB61,202 (equivalent to US$10,000).

In April 2014, the Company issued 50,195,203 Series C convertible redeemable preferred shares with an issue price of US$0.3586 per share to a group of investors for a total consideration of RMB111,800 (equivalent to US$18,000).

In March 2015, the Company issued 50,193,243 Series D convertible redeemable preferred shares with an issue price of US$1.9923 per share to a group of investors for a total consideration of RMB626,350 (equivalent to US$100,000).

In January 2018, the Company issued 78,824,567 Series E convertible redeemable preferred shares with an issue price of US$3.1716 per share to a group of investors for a total consideration of RMB1,603,837 (equivalent to US$250,000).

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

In June 2020, the Company issued 33,186,759 Series F convertible redeemable preferred shares with an issue price of US$3.6159 per share to an investor for a total consideration of RMB849,528 (equivalent to US$120,000).

The key terms of the Series B, Series B+, Series C, Series D, Series E and Series F convertible redeemable preferred shares are summarized as follows:

Conversion

Each holder of convertible redeemable preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) share dividends, subdivisions, combinations or consolidation of ordinary shares, (2) reclassification, exchange and substitution, and (3) issuance of new securities at a price per share less than the applicable conversion price in effect on the date of and immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon (i) the closing of the Qualified IPO as defined below, or (ii) the written consent of (A) the holders holding a majority of the then outstanding Series B convertible redeemable preferred shares, or (B) written consent of the requisite holders holding Series B+ convertible redeemable preferred shares, or (C) written consent of the holders holding at least eighty percent (80%) of the then outstanding Series C convertible redeemable preferred shares, or (D) written consent of the requisite holders holding Series D convertible redeemable preferred shares, or (E) written consent of the requisite holders holding Series E convertible redeemable preferred shares, or (F) written consent of the requisite holders holding Series F convertible redeemable preferred shares.

Qualified IPO is defined as a public offering of the ordinary shares of the Company on the Nasdaq Global Market System, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange acceptable to the requisite preferred shares holders, with an offering price (exclusive of underwriting commissions and expenses) that reflects the equity valuation of the Company immediately prior to such offering being not less than US$2,000,000 and the gross proceeds to be received by the Company from which public offering are not less than US$100,000, as amended upon the issuance of Series F convertible redeemable preferred shares.

Redemption

The holders of convertible redeemable preferred shares shall have the right to redeem if the Qualified IPO has not been consummated by the 48th month from the Series F convertible redeemable preferred shares original issue date, the Company shall redeem, out of funds legally available,

(i)

all but not less than all of the issued and outstanding Series F convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series F convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

(ii)

all but not less than all of the issued and outstanding Series E convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series E convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

(iii)

all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares upon the affirmative consent of requisite Series D investors, at the applicable redemption price;

(iv)

all but not less than all of the issued and outstanding Series C convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series C convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price; and/or

(v)

all but not less than all of the issued and outstanding Series B convertible redeemable preferred shares and Series B+ convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series B and Series B+ convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price.

In the case of events with material adverse effect occurred, the Company shall, at any time, at the request of any holder of Series D convertible redeemable preferred shares or any holder of Series E convertible redeemable preferred shares or any holder of Series F convertible redeemable preferred shares, redeem, out of funds legally available therefore including capital, all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares or Series E convertible redeemable preferred shares or Series F convertible redeemable preferred shares held by such investors.

The applicable redemption price per share is equal to the greater of

(i)

the amount of one hundred percent (100%) of the applicable Series B issue price, one hundred percent (100%) of the applicable Series B+ issue price, one hundred percent (100%) of the applicable Series C issue price, one hundred percent (100%) of the applicable Series D issue price, one hundred percent (100%) of the applicable Series E issue price, one hundred percent (100%) of the applicable Series F issue price with an fifteen percent (15%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series B issue date, Series B+ issue date, Series C issue date, Series D issue date, Series E issue date, or Series F issue date (as the case may be) to the redemption price payment date, plus any accrued but unpaid dividends thereon up to the date of redemption, and

(ii)

the fair market value of such class of convertible redeemable preferred shares, the valuation of which shall be determined through an independent appraisal performed by a reputable appraisal firm mutually agreed upon by the holder of a majority of the such class of convertible redeemable preferred shares (voting as a separate class and on an as-converted basis) and the Company; provided that such valuation shall not take into account any liquidity or minority interest discounts.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

(i)

The holders of Series A convertible preferred shares (Note 13), Series B/B+ convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series D convertible redeemable preferred shares, Series E convertible redeemable preferred shares and Series F convertible redeemable preferred shares (collectively “Preferred Shares”) shall be entitled to receive the amount equal to 100% of their respective issue prices, plus all declared but unpaid dividends on such Preferred Shares. The liquidation preference is exercised in the sequence of Series F convertible redeemable preferred shares, Series E convertible redeemable preferred shares, Series D convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series B/B+ convertible redeemable preferred shares and Series A convertible preferred shares.

(ii)

If there are any assets or funds remaining after distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed to the holders of the Preferred Shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

Dividends

(i)

Each holder of convertible redeemable preferred shares shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series B issue price, Series B+ issue price, Series C issue price, Series D issue price, Series E issue price or Series F issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(ii)

No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the convertible redeemable preferred shares set forth in term (i), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding convertible redeemable preferred shares such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such convertible redeemable preferred shares had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

Voting Rights

Subject to the provisions of Sixth Amended and Restated Memorandum and Articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Voting Rights - continued

share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is solicited, to the extent that the statute or the articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, the Preferred Shares, shall have the right to vote separately as a class or series with respect to such matters.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. In addition, the Group accretes changes in the redemption value of the convertible redeemable preferred shares based on the higher of (i) the subscription price plus a pre-determined compounded annualized return set forth in the agreement and (ii) fair market value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations.

The following table summarized the rollforward of the carrying amount of the convertible redeemable preferred shares for the nine months ended September 30, 2019 and 2020:

	Series B	Series B+	Series C	Series D	Series E	Series F	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2019	289,925	452,625	444,523	1,067,744	1,820,227	—	4,075,044

Issuance	—	—	—	—	—	—	—
Accretion	30,669	47,883	45,149	117,658	202,344	—	443,703

September 30, 2019	320,594	500,508	489,672	1,185,402	2,022,571	—	4,518,747

January 1, 2020	330,817	516,469	504,721	1,227,905	2,095,667	—	4,675,579

Issuance	—	—	—	—	—	849,528	849,528
Accretion	634,699	991,229	922,260	319,508	514,931	373,052	3,755,679

September 30, 2020	965,516	1,507,698	1,426,981	1,547,413	2,610,598	1,222,580	9,280,786

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Accounting for the Convertible Redeemable Preferred Shares - continued

As of September 30, 2020, a summary of convertible redeemable preferred shares is as follows:

Series	Average Issue Price Per Share	Issue Date	Shares Issued	Shares outstanding as of January 1, 2019 and 2020, and September 30, 2019	Shares outstanding as of September 30, 2020	Proceeds from issuance, net of issuance costs	Carrying Amount
	US$					RMB	RMB
B	0.1738	06/06/2013	34,815,112	34,544,762	34,544,762	37,122	965,516
B+	0.1849	09/06/2013	54,083,288	54,083,288	54,083,288	61,202	1,507,698
C	0.3586	04/12/2014	50,195,203	50,195,203	50,195,203	111,800	1,426,981
D	1.9923	03/09/2015	50,193,243	50,193,243	50,193,243	626,350	1,547,413
E	3.1716	01/12/2018	78,824,567	78,824,567	78,824,567	1,588,067	2,610,598
F	3.6159	06/26/2020	33,186,759	—	33,186,759	849,528	1,222,580

			301,298,172	267,841,063	301,027,822	3,274,069	9,280,786

12.	INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the nine months ended September 30, 2019 and 2020.

Hong Kong

The Company’s subsidiary, Sunny Education (HK) Limited is located in Hong Kong and is subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during nine months ended September 30, 2019 and 2020.

PRC

The Company’s subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai Hexu Information Technology Co., Ltd. qualified as a High and New Technology Enterprise from 2016 to 2022 and accordingly was entitled to the 15% preferential tax rate during the period.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES - continued

PRC - continued

The principle components of deferred taxes were as follows:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Deferred tax assets
Accrued expenses	9,231	10,013
Advertising expenses carrying forwards	—	30,130
Depreciation of property and equipment	853	504
Net operating loss carrying forwards	503,212	684,998

Total deferred tax assets	513,296	725,645
Less: valuation allowance	(513,296)	(725,645)

Deferred tax assets, net	—	—

As of September 30, 2020, the Group had net operating loss carried forward of RMB2,871,482 from the Group’s PRC entities, which will expire on various dates from December 31, 2021 to December 31, 2030.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Loss before provision for income taxes	(786,005)	(974,849)
Income tax benefit computed at an applicable tax rate of 25%	(196,501)	(243,712)
Effect of non-deductible expenses	2,674	3,416
Effect of research and development expenses super deduction	(7,592)	(15,599)
Effect of preferential tax rate	15,917	10,041
Effect on tax rates in different tax jurisdictions	17,849	33,505
Change in valuation allowance	167,653	212,349

	—	—

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES - continued

PRC - continued

The movements of valuation allowance for the nine months ended September 30, 2019 and 2020 are as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at beginning of the period	304,242	513,296
Additions	167,653	212,349
Reversal	—	—

Balance at end of the period	471,895	725,645

The Group did not identify significant unrecognized tax benefits for the nine months ended September 30, 2019 and 2020.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and September 30, 2020, respectively, and for the nine months ended September 30, 2019 and 2020.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered as residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

13.	ORDINARY SHARES AND SERIES A CONVERTIBLE PREFERRED SHARES

Ordinary shares

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 509,631,372 and 476,181,955 ordinary shares with a par value of US$0.0001 per share as of December 31, 2019 and September 30, 2020, respectively. As of December 31, 2019 and September 30, 2020, the

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

13.	ORDINARY SHARES AND SERIES A CONVERTIBLE PREFERRED SHARES - continued

Ordinary shares - continued

Company had 57,864,058 and 89,856,101 ordinary shares issued, respectively. As of December 31, 2019 and September 30, 2020, the Company had 57,864,058 and 73,464,235 ordinary shares outstanding, respectively.

Series A Convertible Preferred Shares

Series A convertible preferred shares are not redeemable but convertible to ordinary shares at an one-for-one initial conversion ratio at the option of the holders at any time after the date of issuance or automatically be converted upon the closing of the Qualified IPO at the applicable conversion price. The liquidation preference of Series A convertible preferred shares is preferable to ordinary shares but subordinated to convertible redeemable preferred shares as disclosed in Note 11.

14.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(1,229,708)	(4,730,528)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	57,049,119	62,998,544

Basic and diluted net loss per share	(21.56)	(75.09)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

14.	NET LOSS PER SHARE - continued

For the nine months ended September 30, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	For the nine months ended September 30,
	2019	2020
Shares issuable upon exercise of share options	69,110,360	59,887,545
Shares issuable upon vesting of restricted shares	565,072	5,705,725
Shares issuable upon conversion of Series A convertible preferred shares	17,085,275	17,085,275
Shares issuable upon conversion of Series B convertible redeemable preferred shares	34,544,762	34,544,762
Shares issuable upon conversion of Series B+ convertible redeemable preferred shares	54,083,288	54,083,288
Shares issuable upon conversion of Series C convertible redeemable preferred shares	50,195,203	50,195,203
Shares issuable upon conversion of Series D convertible redeemable preferred shares	50,193,243	50,193,243
Shares issuable upon conversion of Series E convertible redeemable preferred shares	78,824,567	78,824,567
Shares issuable upon conversion of Series F convertible redeemable preferred shares	—	11,638,096
Warrants	—	150,850

15.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Fluency Holding Ltd.	Entity wholly owned by the Founder
Mr. Dun XIAO	Co-Founder and Director

(2)	The significant balances between the Group and its related party were as follows:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Amounts due from:
Fluency Holding Ltd.	2,611	—

Total	2,611	—

The balance with the related party was an interest-free, unsecured loan. On June 30, 2020, the Company and the Founder entered into a supplemental agreement, through which the maturity date of this loan was extended to the earlier of June 30, 2021 or the date of a public filing of any registration statement relating to an IPO. Additionally, on September 30, 2020, Fluency Holding Ltd, an entity

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

15.	RELATED PARTY TRANSACTION - continued

controlled by the Founder, the Company and the Founder entered into a share repurchase agreement under which the Company agreed to repurchase a total of 115,324 ordinary shares to settle the loan. The shares were repurchased on September 30, 2020 and were immediately cancelled. The difference between the fair value of the shares repurchased and the loan receivable balance was immaterial.

(3)	Transactions

In June 2020, a VIE of the Group entered into a share transfer agreement with Mr. Dun XIAO to acquire 100% equity interest of an entity wholly owned by Mr. Dun XIAO with no substantial operation which included a loan receivable from Mr. Dun XIAO of RMB589 for a consideration of RMB1,000 which equals to the paid in capital of the acquired entity. Shortly after the acquisition, the Group and Mr. Dun XIAO agreed to waive the loan and reduced the amount due to Mr. Dun XIAO by the same amount. The remaining consideration of RMB411 was fully repaid in September 2020.

16.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

17.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of September 30, 2020 through November 13, 2020, the date on which the financial statements are available to be issued.

In November 2020, the Group adopted 2020 share incentive plan (the “2020 Plan”), under which the maximum number of ordinary shares that may be issued is initially 20,521,221 ordinary shares, plus an annual increase during the ten-year term of the plan by an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the prior fiscal year.

In November 2020, the Group granted 5,130,305 restricted share units under the 2020 Plan to the Founder with no consideration, each of which represents the rights to receive one Class B ordinary share. The 5,130,305 restricted share units granted to the Founder will become fully vested upon the completion of an IPO. The Company is in the process of completing the valuation of the restricted shares units.